IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


11007812

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Poage Bankshares, Inc.
(Exact Name of Registrant as Specified in Charter)

0001511071
(Registrant's CIK Number)

Exhibit 99.3.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-172192
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Ashland, Kentucky on June 14, 2011.

Poage Bankshares, Inc.

By: 

Darryl E. Akers
President and Chief Executive Officer

EXHIBIT 99.3.3

PRO FORMA VALUATION REPORT

POAGE BANKSHARES, INC.
Ashland, Kentucky

PROPOSED HOLDING COMPANY FOR:
HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
Ashland, Kentucky

Dated As Of:
June 3, 2011

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

June 3, 2011

Board of Directors
Home Federal Savings and Loan Association
1500 Carter Avenue
Ashland, Kentucky 41101

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Directors of Home Federal Savings and Loan Association ("Home Federal" or the "Association") adopted a plan of conversion on December 21, 2010. Pursuant to the plan of conversion, the Association will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Poage Bankshares, Inc. ("Poage Bankshares" or the "Company") a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Association. Following the completion of the offering, Poage Bankshares will be a savings and loan holding company, and its primary regulator will be the OTS.

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Association, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

At this time, no other activities are contemplated for Poage Bankshares other than the ownership of the Association, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Poage Bankshares may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Association, and the other parties engaged by the Association or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing the Appraisal, we have reviewed Poage Bankshares' and the Association's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Association that has included due diligence related discussions with Home Federal's management; Crowe Horwath LLP, the Association's independent auditor; Luse Gorman Pomerenk & Schick, P.C., Home Federal's conversion counsel; and Keefe Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Home Federal operates and have assessed the Association's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on Home Federal and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Association's operating characteristics and financial performance as they relate to the pro forma market value of Poage Bankshares. We have reviewed the economy and demographic characteristics of the primary market area in which the Association currently operates. We have compared Home Federal's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Home Federal's representation that the information contained in the regulatory applications and additional information furnished to us by the Association and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Association, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Association. The valuation considers Home Federal only as a going concern and should not be considered as an indication of the Association's liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for the Association and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Association's value alone. It is our understanding that Home Federal intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of June 3, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $25,500,000 at the midpoint, equal to 2,550,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $21,675,000 and a maximum value of $29,325,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,167,500 at the minimum and 2,932,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $33,723,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,372,375.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Poage Bankshares immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of Poage

Bankshares as of or for the periods ended March 31, 2011, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Poage Bankshares, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Poage Bankshares' stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.



James J. Oren
Director

TABLE OF CONTENTS
Home Federal Savings and Loan Association
Ashland, Kentucky

TABLE OF CONTENTS
Home Federal Savings and Loan Association
Ashland, Kentucky
(continued)

LIST OF TABLES
Home Federal Savings and Loan Association
Ashland, Kentucky

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Home Federal is a federal mutual savings and loan association headquartered in Ashland, Boyd County, Kentucky. Operating in northeastern Kentucky, the Association maintains one other branch office in Boyd County and four additional branches located in Greenup County and Lawrence County, Kentucky. A map of the Association's branch offices provided in Exhibit I-1. Home Federal is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the FDIC. At March 31, 2011, Home Federal had $294.5 million in assets, $237.2 million in deposits and total equity of $28.2 million, equal to 9.58% of total assets. Home Federal's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

The Board of Directors of Home Federal adopted a plan of conversion on December 21, 2010. Pursuant to the plan of conversion, the Association will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Poage Bankshares, Inc. ("Poage Bankshares" or the "Company") a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Association. Following the completion of the offering, Poage Bankshares will be a savings and loan holding company, and its primary regulator will be the OTS.

At this time, no other activities are contemplated for Poage Bankshares other than the ownership of the Association, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Poage Bankshares may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Home Federal has been serving the northeastern Kentucky area since its founding in 1889. Following a long history of serving the city of Ashland, the Association began expanding the market area served in the 1960s, and currently serves three counties in Kentucky and one county in Ohio through a six office network. The Association has historically followed a traditional thrift operating strategy, originating first position mortgage loans secured by 1-4 family properties in the local market area surrounding the office locations. In recent years, the Association has diversified the lending operations to an extent, originating modest amounts of home equity, commercial real estate, commercial business and consumer loans. Growth has been pursued through having a competitive product line of deposit accounts, positioning the Association as a local community bank, and using borrowings for reinvestment in earning assets. The growth in funding and lending resulted in Home Federal reaching an asset base of approximately $300 million as of September 30, 2010 and an equity base of approximately $28 million. The Association's conservative lending operations, and the corresponding concentration in residential loan products, has limited the level of delinquent loans during the most recent economic recession. In addition, Home Federal's market area has not experienced the significant reductions in real estate values seen in other markets across the country.

The equity from the stock offering will increase the Association's liquidity, leverage and growth capacity and the overall financial strength. Home Federal's higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce funding costs. The Association will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

- The Company. The Company is expected to retain an estimated 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes.
- The Association. A majority of the net conversion proceeds will be infused into the Association as tier 1 capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Association will become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Association's historical balance sheet data for the most recent five fiscal years and as of March 31, 2011. During this period, Home Federal's total assets have increased at a 9.0% annual rate, with loans receivable, representing a majority of the asset

Table 1.1
Home Federal Savings and Loan Association
Historical Balance Sheet Data

	As of September 30,										As of March 31,		9/30/2006-3/31/2011 Annual.
	2006		2007		2008		2009		2010		2011		Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$199,871	100.00%	$204,237	100.00%	$231,451	100.00%	$278,988	100.00%	$291,147	100.00%	$294,546	100.00%	9.00%
Loans Receivable (net)	68,489	34.27%	76,573	37.49%	111,650	48.24%	166,904	59.82%	184,059	63.22%	183,485	62.29%	24.48%
Cash and Equivalents	10,016	5.01%	5,477	2.68%	2,300	0.99%	18,815	6.74%	43,333	14.88%	22,673	7.70%	19.91%
Investment Securities	66,328	33.19%	65,217	31.93%	47,350	20.46%	19,724	7.07%	45,234	15.54%	66,323	22.52%	0.00%
Mortgage-Backed Securities	43,779	21.90%	42,540	20.83%	54,317	23.47%	57,960	20.78%	0	0.00%	2,472	0.84%	-47.20%
FHLB Stock	1,736	0.87%	1,763	0.86%	1,834	0.79%	1,834	0.66%	1,883	0.65%	1,883	0.64%	1.82%
Fixed Assets	1,974	0.99%	4,733	2.32%	5,715	2.47%	6,080	2.18%	6,449	2.22%	6,394	2.17%	29.85%
Other Real Estate Owned	423	0.21%	323	0.16%	113	0.05%	148	0.05%	219	0.08%	546	0.19%	5.81%
BOLI	5,323	2.66%	5,538	2.71%	5,765	2.49%	6,005	2.15%	6,239	2.14%	6,354	2.16%	4.01%
Other Assets	1,803	0.90%	2,074	1.02%	2,408	1.04%	1,518	0.54%	3,731	1.28%	4,416	1.50%	22.03%
Deposits	$171,648	85.88%	$176,666	86.50%	$179,119	77.39%	$209,698	75.16%	$227,812	78.25%	$237,219	80.54%	7.45%
FHLB Advances	3,514	1.76%	2,510	1.23%	27,149	11.73%	39,368	14.11%	32,205	11.06%	26,832	9.11%	57.10%
Other Liabilities	1,464	0.73%	1,834	0.90%	1,567	0.68%	3,042	1.09%	3,384	1.16%	2,265	0.77%	10.19%
Equity	$23,245	11.63%	$23,227	11.37%	$23,616	10.20%	$26,880	9.63%	$27,746	9.53%	$28,230	9.58%	4.41%
Loans/Deposits		39.90%		43.34%		62.33%		79.59%		80.79%		77.35%	
Offices Open	5		5		6		6		6		6		

(1) Ratios are as a percent of ending assets.
Source: Audited financial statements; RP Financial calculations.

base, increasing at a notably faster rate than assets. Assets increased steadily from fiscal 2006 through 2010 as a result of the Association's efforts to achieve balance sheet growth and leverage the equity base. For the six months ended March 31, 2011, assets continued to increase, as sufficient funds were obtained for balance sheet growth. Asset growth has been funded with increasing levels of deposits and borrowings, with borrowings increasing as a percent of total funding liabilities. Equity also has increased since fiscal 2006, reflecting net profits during this period, and reached $28.2 million at March 31, 2011, or 9.58% of assets. A summary of Home Federal's key operating ratios for the past five years is presented in Exhibit I-3.

The Association's loan portfolio totaled $183.5 million, or 62.3% of assets at March 31, 2011, an increase from $166.9 million, or 59.8% of assets as of September 30, 2009. From fiscal 2006 through March 31, 2011 Home Federal's loans/assets ratio increased substantially, reflecting a renewed emphasis on lending operations to provide for higher levels of interest income. The combination of the increase in loans receivable and increased dependence on borrowed funds for funding resulted in the loan/deposit ratio increasing from 39.90% at September 30, 2006 to 77.35% at March 31, 2011.

Home Federal's loan portfolio reflects the Association's historical concentration in 1-4 family residential first mortgage lending for portfolio, as these loans comprised 81.28% of total loans as of March 31, 2011. In context with the growth in loans receivable since fiscal 2006 the Association has pursued a modest level of diversification into other loan types, including home equity, construction/land, commercial real estate/multi-family, commercial business and consumer loans. As of March 31, 2011, these other loan categories equaled $34.6 million, or 18.72% of total loans, versus $5.7 million, or 8.30% of total loans as of September 30, 2006. The most significant growth in loans other than 1-4 family residential first mortgage loans consisted of commercial real estate/multi-family loans, which increased by $9.3 million over this time period. Representing a new loan product, the balances of home equity and home equity lines of credit totaled $5.1 million at March 31, 2011 versus a zero balance as of September 30, 2006.

The residential mortgage loan portfolio consists of both fixed and adjustable rate loans based on historical customer demand. Effective in July 2010 the Association initiated a secondary market program focused on reducing the level of originations of fixed-rate residential mortgage loans for portfolio and instead selling fixed rate mortgage originations in the FHLB of Cincinnati "Mortgage Purchase Program", with servicing retained. The majority of the

Association's 1-4 family residential first mortgage loans conform to standards set by Freddie Mac. As of March 31, 2011, the Association carried a mortgage servicing right of $114,000 on the balance sheet, reflecting this retained value of the loans sold with servicing retained, which totaled $11.8 million as of that date.

The intent of the Association's cash and investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Home Federal's cash operating needs and credit and interest rate risk objectives. Historically, the level of cash and equivalents remained in the range of 1.0% to 7.0% of assets, which was sufficient for daily operational needs. The ratio increased in fiscal 2010 due to a restructuring transaction whereby the portfolio of mortgage-backed securities ("MBS") were sold for interest rate risk purposes and in order to lock in the market value gain of those securities. As of March 31, 2011 the Association had reinvested most of those funds into investment securities, and the portfolio of cash and cash equivalents totaled $22.7 million, equal to 7.7% of assets.

The investment securities portfolio, which included U.S. government securities, municipal bonds and mortgage-backed securities ("MBS") , totaled $70.7 million or 24.0% of assets as of March 31, 2011. The entire portfolio was classified as available-for-sale, with a pre-tax gain of $0.3 million. Historically, the investment securities portfolio also included a substantial investment in MBS, and reached a high of $110.1 million, or 55.09% of assets at September 30, 2006. As noted above, the entire MBS portfolio was sold in June 2010, resulting in a pre-tax gain on sale of $2.3 million. During the fourth quarter of 2010, the Bank reinvested certain of these funds into U.S. government securities, and to a lesser extent, municipal bonds and MBS. The low risk U.S. government securities totaled $33.7 million at March 31, 2011 and consisted primarily of securities with laddered terms of up to 10 years. Beyond these investments, the Association held $32.7 million of municipal bonds that provide tax advantaged income, $2.5 million of MBS and $1.9 million of FHLB stock. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans. Details of the Association's investment securities portfolio are presented in Exhibit I-4.

The Association owns all six office locations. The headquarters office in Ashland, inclusive of a retail branch operation, is a 12,000 square foot building constructed in 2007, with a net book value of $3.9 million at March 31, 2011. This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $6.4 million, or 2.2% of assets as of March 31, 2011. This investment in fixed assets reduces the level of interest earning assets on the balance sheet. The new headquarters office was constructed in the same block as the previous headquarters office in the city of Ashland.

Reflecting the generally strong asset quality of the Association, the balance of real estate owned ("REO") was a modest $546,000 or 0.2% of assets at March 31, 2011. Gaining ownership of these properties allows the Association to dispose of such assets in a manner that is most beneficial to the Association and its financial condition. Such REO reached a previous high of $423,000 as of September 30, 2006, and has remained relatively modest in balance since that date.

As of March 31, 2011, Home Federal held a balance of bank owned life insurance ("BOLI"), $6.4 million, which reflects growth since the end of fiscal 2006 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Association's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Over the past five years, Home Federal's funding needs have been provided by retail deposits, with an increasing trend of supplemental funding provided by borrowings, and retained earnings. Similar to the trend in assets, the balance of the Association's deposits has increased steadily since 2006, reaching a high of $237.2 million as of March 31, 2011. Based on the increased use of borrowings over the past five years, the proportion of assets funded with deposits has declined from 85.88% at September 30, 2006 to 80.54% at March 31, 2011. The growth in deposits has been achieved through increases in all account types, as the Association offers a competitive community-based product line of retail deposits. The Association maintains a concentration of deposits in core transaction and savings account deposits, which comprised 34.8% of deposits at March 31, 2011, versus 26.3% of total deposits at fiscal year end 2008.

Over the past five years, Home Federal has utilized funding with borrowings to an increasing extent to support the asset size, fund lending operations, and to manage funding costs and interest rate risk. Borrowings reached a high of $39.4 million as of September 30, 2009, and have declined to $26.8 million, or 9.1% of assets, at March 31, 2011, as the Bank had adequate funds for liquidity and lending needs. The borrowings had maturities ranging to June 2024. The Association's utilization of borrowings has been generally limited to fixed rate, fixed maturity characteristics.

The balance of equity increased between fiscal 2006 and March 31, 2011 as the Association recorded profitable operations. Reflecting the combination of this increase in equity and the increase in assets over that time period, the equity-to-assets ratio declined from 11.63% at year end 2006 to 9.58% at March 31, 2011. All of the Association's equity is tangible, and the Association maintained surpluses relative to all of its regulatory capital requirements at March 31, 2011. The pro forma return on equity ("ROE") is expected to initially decline given the increased equity position.

Income and Expense Trends

Table 1.2 presents the Association's income and expense trends over the past five fiscal years and for the 12 months ended March 31, 2011. Home Federal has recorded consistently profitable operations over this time period, ranging from a high of $2.2 million or 0.78% of average assets for year ended September 30, 2010 to a low of $81,000, or 0.04% of average assets for fiscal 2007. The income statement has been affected by various non-operating income or expense items over the past five years, including such items as gains on the sale of loans and investment securities and expenses related to REO operations and sales. Net interest income and operating expenses represent the primary components of the Association's income statement. Other revenues for the Association largely are derived from customer service fees and charges on the deposit base and lending operations. The level of loan loss provisions due to the prevailing economic trends has also affected the level of net income in the most recent two fiscal years.

The Association's net interest income to average assets ratio increased from a low of 1.76% during 2007 to 2.76% for the 12 months ended March 31, 2011, reflecting market trends in interest rates over that time period, along with the impact of the Association's operating strategies. The net interest income ratio has been supported by the increasing proportion of loans in the earning asset base since fiscal 2006, which has resulted in a more modest decline in interest income through March 31, 2011 in the low rate environment that has existed over the past several years. The Association's level of interest income is also supported by the relatively modest level of non-accruing loans, which would act to reduce the level of interest income recognized. In the most two recent fiscal years, the low interest rate environment has resulted in a sharp decline in overall interest expense levels, also supporting the net interest income ratio. The Association's interest rate spreads and yields and costs for the past three fiscal years and for the six months ended March 31, 2011 are set forth in Exhibits I-3 and I-5.

Table 1.2
Home Federal Savings and Loan Association
Historical Income Statements

	For the Fiscal Year Ended September 30,										12 Mths Ended,	
	2006		2007		2008		2009		2010		3/31/2011	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$10,250	5.22%	$11,048	5.47%	$11,615	5.47%	$13,342	5.30%	$13,729	4.90%	$12,961	4.50%
Interest Expense	(6,059)	-3.09%	(7,504)	-3.72%	(7,367)	-3.47%	(6,603)	-2.62%	(5,571)	-1.99%	(5,025)	-1.75%
Net Interest Income	$4,191	2.14%	$3,544	1.76%	$4,248	2.00%	$6,739	2.68%	$8,158	2.91%	$7,936	2.76%
Provision for Loan Losses	(7)	0.00%	(116)	-0.06%	(102)	-0.05%	(312)	-0.12%	(650)	-0.23%	(650)	-0.23%
Net Interest Income after Provisions	$4,184	2.13%	$3,428	1.70%	$4,145	1.95%	$6,427	2.55%	$7,508	2.68%	$7,286	2.53%
Other Income	$360	0.18%	$419	0.21%	$456	0.22%	$614	0.24%	$749	0.27%	$722	0.25%
Operating Expense	(4,111)	-2.09%	(3,998)	-1.98%	(4,339)	-2.05%	(5,743)	-2.28%	(7,018)	-2.50%	(7,011)	-2.44%
Net Operating Income	$433	0.22%	($151)	-0.07%	$263	0.12%	$1,298	0.52%	$1,239	0.44%	$997	0.35%
Gain(Loss) on Sale of REO	($86)	-0.04%	($170)	-0.08%	($59)	-0.03%	($49)	-0.02%	($88)	-0.03%	($112)	-0.04%
Data Processing Term. Costs	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(675)	-0.24%	(650)	-0.23%
Gain(Loss) on Sale of Loans	0	0.00%	0	0.00%	0	0.00%	0	0.00%	93	0.03%	337	0.12%
Gain(Loss) on Sale of Investments	18	0.01%	(3)	0.00%	106	0.05%	476	0.19%	2,269	0.81%	2,269	0.79%
Total Non-Operating Income/(Expense)	($67)	-0.03%	($172)	-0.09%	$46	0.02%	$427	0.17%	$1,599	0.57%	$1,844	0.64%
Net Income Before Tax	$366	0.19%	($323)	-0.16%	$309	0.15%	$1,725	0.69%	$2,838	1.01%	$2,841	0.99%
Income Tax Provision (Benefit)	184	0.09%	404	0.20%	137	0.06%	(265)	-0.11%	(651)	-0.23%	(686)	-0.24%
Net Income (Loss)	$549	0.28%	$81	0.04%	$446	0.21%	$1,460	0.58%	$2,187	0.78%	$2,155	0.75%
Adjusted Earnings												
Net Income	$549	0.28%	$81	0.04%	$446	0.21%	$1,460	0.58%	$2,187	0.78%	$2,155	0.75%
Add(Deduct): Net Gain/(Loss) on Sale	67	0.03%	172	0.09%	(46)	-0.02%	(427)	-0.17%	(1,599)	-0.57%	(1,507)	-0.52%
Tax Effect (2)	(23)	-0.01%	(59)	-0.03%	16	0.01%	145	0.06%	544	0.19%	512	0.18%
Adjusted Earnings	$594	0.30%	$194	0.10%	$415	0.20%	$1,178	0.47%	$1,132	0.40%	$1,160	0.40%
Expense Coverage Ratio (3)	101.9%		88.7%		97.9%		117.3%		116.2%		113.2%	
Efficiency Ratio (4)	90.3%		100.9%		92.2%		78.1%		78.8%		81.0%	
Effective Tax Rate (Benefit) (5)	50.3%		-125.0%		44.2%		-15.4%		-22.9%		-24.1%	

(1) Ratios are as a percent of average assets
(2) Assumes a 34% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses
(4) Efficiency ratio calculated as op. exp. divided by the sum of net int. inc. before prov. for loan losses plus other income (excluding net gains)
(5) Based on reported financial statements

Source: Audited financial statements & RP Financial calculations

Non-interest operating income ("other income") has trended modestly upward since fiscal 2006 in relation to the growth in assets. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts constituting the primary source of non-interest income for the Association. Home Federal also receives a material level of income from the BOLI investment. The increase shown in Table 1.2 reflects increases in deposit accounts, including core accounts which provide higher levels of fee income. For the 12 months ended March 31, 2011 other income totaled $0.7 million, or 0.25% of average assets.

Operating expenses represent the other major component of the Association's income statement, ranging from a low of 1.98% of average assets during 2007 to a high of 2.50% of average assets during fiscal 2010. For the 12 months ended March 31, 2011, operating expenses equaled $7.0 million, or 2.44% of average assets. The increase in the dollar amount of operating expenses since 2006 reflects general inflation costs and the overall costs of operations, including the expansion of the various operating departments of the Association, such as the loan department. The Association's level of operating expenses is indicative of the higher staffing needs associated with the branch office network. Likewise, the higher staffing needs associated with generating and servicing transaction and saving account deposits, which comprise a relatively high percentage of the Association's deposit composition, have also been a factor. Upward pressure will be placed on the Association's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The trends in the net interest income and operating expense ratios since fiscal 2006 have caused the expense coverage ratio (net interest income divided by operating expenses) to fluctuate from a high of 117.3% in fiscal 2009 to a low of 88.7% in fiscal 2007. This ratio was 113.2% for the most recent 12 month period, indicating that net interest income was sufficient to cover the Association's operating expenses. Similarly, Home Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) has varied since fiscal 2006, and was 81.0% during the period ended March 31, 2011, a decline from a high of 100.9% in fiscal 2007. The increasing level of other income has partially assisted in maintaining the efficiency ratio. Going forward, the Association believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions increased beginning in fiscal 2009, reflecting the more challenging economic environment, and the desire for improved reserve coverage ratios by the Association. During fiscal years 2009 and 2010, the Association incurred total loan loss provisions of $962,000. The trailing 12 month loan loss provisions of $650,000 through March 31, 2011 allowed for an increase in the allowance for loan losses ("ALLL") balance to $1.4 million as of that date. Reflecting the Association's relatively strong asset quality, chargeoffs have been relatively modest over the past five and one-half years. As of March 31, 2011, the total ALLLs equaled 105.9% of non-accruing loans, 74.48% of non-performing assets, and 0.75% of net loans receivable. Exhibit I-6 sets forth the Association's allowance for loan loss activity during the past five years.

Non-operating items have had an increasing impact on the Association's income statement in the most recent two and one-half years and have consisted primarily of gains on the sale of investment securities and loans, and losses on the sale of REO properties. During fiscal year 2010 the Association sold the entire MBS portfolio, recording a gain of $2.3 million. Home Federal has also experienced a modest amount of expense related to the resolution of REO properties in recent years, and recorded gains on the sale of loans totaling $337,000 for the 12 months ended March 31, 2011. Home Federal also completed a data processing system conversion in fiscal 2010, which resulted in a one-time expense of $650,000 for the 12 months ended March 31, 2011.

The Association's income tax status has been impacted by the varying levels of income recorded over the past five and one-half years and by the investment in BOLI and municipal bonds. For fiscal years 2006 through 2008, Home Federal recorded tax benefits based on the then-current tax position of the Association. For fiscal years 2009 and 2010 and the 12 months ended March 31, 2011 Home Federal recorded tax expense based on recorded taxable income, which was adjusted for the tax-advantaged income noted above. The effective tax rates for fiscal 2009 and 2010 were 15.4% and 22.9%, respectively, and 24.1% for the 12 months ended March 31, 2011. The Association's marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

<u>Interest Rate Risk Management</u>

The Association's balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2006 and the first half of

2007 in which the yield curve was inverted due to short-term interest rates increasing to levels that exceeded the yields earned on longer-term Treasury bonds. Home Federal measures its interest rate risk exposure by use of the OTS Net Portfolio Value ("NPV") model, which provides an analysis of estimated changes in the Association's NPV under the assumed instantaneous changes in the U.S. treasury yield curve. Utilizing figures as of March 31, 2011, based on a 2.0% instantaneous and sustained increase in interest rates, the OTS NPV model indicates that the Association's NPV would decrease by 12% (see Exhibit I-7).

The Association pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Association manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term and adjustable rate loans. As of March 31, 2011, of the Association's total loans due after December 31, 2011, ARM loans comprised 35.3% of those loans (see Exhibit I-8). In addition, the recently completed sale of the MBS portfolio was completed in part for interest rate risk management purposes, as these MBS all carried fixed rate terms, and the sale materially improved the overall interest rate risk position of the Association. On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts and maintaining a base of interest-free equity. Transaction and savings accounts comprised 34.8% of the Association's deposits at March 31, 2011. The infusion of stock proceeds will serve to further limit the Association's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Association's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Association's loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

The principal lending activity of Home Federal has been the origination of 1-4 family residential first mortgage loans and, more recently, to a lesser extent, commercial and multi-family real estate loans, consumer loans, consisting primarily of automobile loans, home equity loans and lines of credit, and construction loans. Home Federal has also achieved a level of diversification into commercial business loans and consumer loans. Details of the Association's loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Association's loan portfolio by contractual maturity date.

Residential Real Estate Lending

Home Federal has historically engaged in the origination of first mortgage loans secured by traditional 1-4 family residential owner-occupied property, with such loans retained in portfolio. Beginning in fiscal 2010, the Association began originating and selling long-term fixed rate residential loans in the FHLB of Cincinnati "Mortgage Purchase Program" on a servicing retained basis, primarily for interest rate risk management purposes. Past originations and portfolio balances of adjustable rate residential loans have been somewhat limited due to customer preferences and competitive factors. As of March 31, 2011, residential first mortgage loans equaled $150.3 million, or 81.3% of total loans, with adjustable rate loans totaling 35.8% of total residential first mortgage loans.

Home Federal offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are generally underwritten to secondary market guidelines, primarily Freddie Mac, with most of the 1-4 family mortgage loans secured by residences in the local markets surrounding the branch office locations. ARM loans offered by the Association generally have initial repricing terms of one to five years. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term, with the interest rate based on a margin above the one year U.S treasury constant maturity yield. The ARM loans are subject to a 2% per adjustment period cap and a lifetime interest rate cap of 6% above the initial interest rate of the loan. Fixed rate loans are typically offered with terms of 15 to 30 years, and loan pricing is established by using Freddie Mac secondary market pricing. Residential loans are generated through Association's in-house lending staff. As a result of the loan sales completed in 2010, the Association maintained a balance of loans serviced for others of $11.8 million as of March 31, 2011. In accordance with Freddie Mac loan underwriting guidelines, most of the Association's 1-4 family loans are originated with LTV ratios of up to 80%, with private mortgage insurance ("PMI") being required for loans in excess of an 80% LTV ratio. The Association does not offer "interest only", "negative amortization", "Alt A", or subprime loans, all of which are loans with higher risk underwriting characteristics.

Home Equity/2nd Mortgage Loans

Since fiscal 2007, Home Federal has been active in home equity lending, with the focus of such lending conducted in the geographic footprint served by the branches. Home equity loans and lines of credit have been pursued for interest rate risk and yield enhancement benefits. These loans are generally originated with fixed or adjustable rates, and with combined loan-to-value ratios up to 85% on an owner occupied principal residence and up to 80% on a second home, condominium or vacation home. Generally, loan-to-value ratios are limited to 90% of appraised value. Total second mortgage/home equity loans equaled $5.1 million, or 2.8% of the loan portfolio, as of March 31, 2011.

Commercial Real Estate/Multi-Family Lending

As of March 31, 2011, commercial real estate/multi-family loans totaled $11.5 million, or 6.2% of the total loan portfolio, and the balances of these loans have been increasing in recent years. These types of loans are attractive credits given the higher yields, larger balances, shorter duration and prospective relationship potential of these types of loans. Terms-to-maturity for these loans generally do not exceed 15 years, although exceptions may be made for terms of up to 20 years. Interest rates are generally adjustable based upon the weekly average yield on U.S. treasury securities adjusted to a constant maturity of one year or another floating index. The maximum LTVs on commercial real estate and multi-family loans is 80% for owner occupied commercial real estate and one- to four-family residential rental properties and 75% for office or retail non-owner occupied commercial real estate or rental properties with greater than five units. Debt service coverage ratios are generally targeted at 1.25x.

These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Often the payments on commercial real estate loans are dependent on successful operations and management of the property. The Association will generally require and obtain loan guarantees from financially capable borrowers. The average loan size of the commercial real estate loans is approximately $175,000, with the Association's typical customer consisting of small- to mid-sized businesses located in the market area served.

Construction/Land Loans

Construction and land loans totaled $4.7 million, or 2.5% of loans outstanding, at March 31, 2011, representing a modest level of lending activity for the Association. As of that date, all construction and land loans were performing, and these types of loans shorten the average duration of the loan portfolio and support asset yields. In terms of construction loans, Home Federal originates loans to individuals for the construction of their own residences (pre-sold properties), which are typically structured as construction/permanent loans. These loans generally have maximum terms of 12 months and rates and terms comparable to 1-4 family residential mortgage loan originations, including maximum LTVs of 80%. Home Federal also originates loans to speculative homebuilders for the construction of single-family residences. Essentially all of the construction loans have interest only payments during the construction phase. To a much lesser extent, the Association may originate construction loans on commercial properties. As of March 31, 2011, construction loans totaled $3.6 million.

Land loans originated by Home Federal are secured by unimproved land for the potential construction of a single family residence. These loans usually have terms of up to 15 years and maximum LTVs of 75%. As of March 31, 2011, land loans equaled $1.0 million.

Commercial Business Lending

Another segment of the commercial lending activities of Home Federal include loans on non-real estate commercial business assets such as business lines of credit, term loans and letters of credit. The Association originates commercial business loans to small- and mid-sized businesses located regionally, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment. As of March 31, 2011, the Association had $3.3 million of commercial business loans in portfolio, equal to 1.8% of total loans. These loans usually have shorter terms and higher interest rates than real estate loans, and are usually variable-rate. Regular lines of credit generally have a maximum term of 12 months, while revolving lines of credit generally have a maximum term of up to seven years. Loan maturities generally vary from one to seven years. Commercial term loans are offered in order to fund longer-term needs of the commercial customers. The maturity on these loans is generally 75% of the expected life of the secured asset, or seven years, whichever is less. The typical business loan customer is similar to the loan customers for commercial real estate loans.

Consumer Lending

As a full-service community bank, Home Federal also originates a variety of consumer loans, including loans secured by automobiles, recreational vehicles, trucks and personal loans. As of March 31, 2011, consumer loans totaled $10.1 million, or 5.4% of total loans. The Association offers such loans since they tend to have shorter maturities and higher interest rates than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Association's internal loan policies and competitive factors.

Motor vehicle loans totaled $6.6 million at March 31, 2011, representing 65.5% of total consumer loans. Effective management of the higher credit risk of such lending is achieved through proper underwriting policies and procedures. The remaining portion of the consumer loan portfolio includes personal loans. The Association intends to continue offering these types of loans as a service to retail customers.

Exhibit I-11 provides a summary of the Association's lending activities over the past two an d one-half fiscal years. Lending volume declined in fiscal 2010, from $69.7 million during the 12 months ended September 30, 2009 to $50.6 million during fiscal 2010. Lending volume for the six months ended March 31, 2011 increased to an annualized rate of $56.7 million. Within the specific loan categories, 1-4 family residential first mortgage loan originations totaled $92.1 million for the most recent two fiscal years, or 76.5% of total originations over the two year period. For the most recent six months, 1-4 family residential loans totaled $21.6 million, or 76.4% of total originations. Consumer loan originations equaled $4.7 million, or 16.8% of total originations for the most recent six month period. Over the past two and one-half years, no loans were purchased. As discussed earlier, loan sales, consisting of 1-4 family fixed rate loans, totaled $4.7 million for fiscal 2010, and increased to $7.5 million for the six months ended March 31, 2011, indicative of the Association's intended strategy.

Asset Quality

Home Federal's lending operations include originations of construction/land, commercial real estate/multi-family, commercial business and consumer loans for portfolio, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Since fiscal 2008 the Association has experienced a modest decline in asset quality, although essentially all of the non-performing assets ("NPAs") since fiscal 2006 have been secured by 1-4 family residential first mortgage loans. NPAs, inclusive of accruing loans past due 90 days or more, real estate owned ("REO") and repossessed assets, increased from a low of $0.5 million as of September

30, 2008 to $1.8 million at March 31, 2011. Exhibit I-12 presents a history of NPAs for the Association since 2006.

To track the Association's asset quality and the adequacy of valuation allowances, Home Federal has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Association establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2011, the Association maintained general and specific reserves of $1.4 million, equal to 0.75% of net loans receivable and 105.86% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Association's IBL, although over the past five and one-half years. Borrowed funds have increased as the Association has relied on borrowed funds to a greater extent to fund asset growth objectives. At March 31, 2011 deposits equaled $237.2 million, or 89.8% of total deposits and borrowings, down from 98% at September 30, 2006. Exhibit I-13 sets forth the Association's deposit composition for the past three fiscal years and as of March 31, 2011 and Exhibit I-14 provides the interest rate and maturity composition of the certificate of deposit ("CD") portfolio at March 31, 2011. CDs constitute the largest portion of the Association's deposit base, totaling 65.24% of deposits at March 31, 2011 versus 73.71% of deposits as of September 30, 2008. All types of core deposits, including NOW/demand, money market and savings accounts, increased as a percent of total deposits over the past two and one-half fiscal years.

Transaction and savings account deposits equaled $75.1 million, or 31.7% of total deposits at March 31, 2011, versus $43.0 million, or 24.0% of total deposits, at September 30, 2008. The remaining balance of the Association's deposits consists of CDs, with Home Federal's current CD composition reflecting a concentration of short-term CDs (maturities of one year or less). As of March 31, 2011, the CD portfolio totaled $154.8 million, and 54.9% of the CDs were scheduled to mature in one year or less. As of March 31, 2011, jumbo CDs (balances exceeding $100,000) amounted to $72.6 million, or 46.9% of total CDs. There were no brokered CDs in portfolio as of March 31, 2011. As noted above, the balances of CDs in recent years has been affected by offering rates, which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

Borrowings have served as an alternative funding source for the Association to facilitate asset growth, management of funding costs and interest rate risk. Home Federal maintained $26.8 million of FHLB advances at March 31, 2011 with a weighted average rate of 2.95%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates primarily through 2011. Exhibit I-15 provides further detail of the Association's borrowings activities during the past three fiscal years and for the six months ended March 31, 2011.

Legal Proceedings

The Association is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Association.

II. MARKET AREA ANALYSIS

Introduction

Established in 1889, Home Federal has traditionally operated pursuant to a strategy of strong community service, and its dedication to being a community-oriented financial institution has supported customer loyalty and recent growth trends. The Association is headquartered in the city of Ashland, Kentucky, located in Boyd County. The Association maintains one other branch office in Boyd County and four additional branches located in Greenup County and Lawrence County, Kentucky. Additional details of the Association's office facilities are presented in Exhibit II-1. The city of Ashland, containing a population of approximately 21,000, is located in the northeastern portion of Kentucky along the Ohio River.

The majority of the Association's operating market area can be classified as rural, and the strength of the region's economy hinges primarily on manufacturing and services industries. In recent years, the economies in the Association's operating markets have experienced a downturn, although not as severe as the nationwide recession. Although there has been an increase in local unemployment, the Association's operating markets never experienced the frenzied economic growth that was prevalent in many areas of the country in the 2003-2007 period, and have therefore not experienced the recent significant downturn as many other "bubble" markets across the country.

Future growth opportunities for the Association depend on the future prospects of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Association, the relative economic health of the Association's market area, and the resultant impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.6% annualized growth in the third quarter of 2009 and 5.0% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 2.8% for calendar year 2010 and 1.8% for the first quarter of 2011. Notably, a large portion of GDP growth during 2009 and into 2010 has been generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national annualized inflation rate was 1.64% for 2010 and an annualized rate of 2.1% for the first quarter of 2011. The national unemployment rate also revealed a modest recovery over the past 12 months. The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers were unwilling or unable to increase spending. The unemployment rate totaled 8.8% as of March 2011, a decline from 9.4% as of December 2010, but still high compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The Association's market area has not experienced the significant level of loan delinquencies, foreclosures, and reductions in business activity that has occurred in many other areas of the country. During the strong economic times of the last two decades, the market area remained somewhat more stable in terms of economic activity, job creation, and home and other real estate prices.

The major stock exchange indices have reflected the recent improvement in the downturn in the national economy, reporting significant volatility and an upward trend over the past 12 months. As an indication of the changes in the nation's stock markets over the last 12 months, as of March 31, 2011, the Dow Jones Industrial Average closed at 12,319.73, an increase of 13.5% from March 31, 2010, while the NASDAQ Composite Index stood at 2,781.07, an increase of 16.0% over the same time period. The Standard & Poors 500 Index totaled 1,325.83 as of March 31, 2011, an increase of 13.4% from March 31, 2010.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, median home values have declined by double digits in most areas of the country, and the housing construction industry has been decimated. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a "double-dip" housing recession, whereby another wave of foreclosures occur. Therefore, the Bank will employ strict, prudent underwriting for such loans being placed into its portfolio, and will work to aggressively resolve substandard credits.

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. As of March 31, 2011, one- and ten-year U.S. government bonds were yielding 0.30% and 3.47%, respectively, compared to 0.41% and 3.84%, respectively, as of March 31, 2010. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of March 31, 2011.

Looking forward, there are general expectations that interest rates will remain low in relation to historical levels as the Fed continues to seek methods to stimulate the economy. Based on the most recent indications from the Fed, given the level of concern for the recovery of the economy, interest rates are not expected to begin to increase until no earlier than late-2011 or early 2012. The surveyed economists by the Wall Street Journal on average expect the unemployment rate to remain stable at 9.6% by the end of this year, and they expect it to continue a slow decline to 9.0% through December 2011. The respondents expect job growth to continue over the next 12 months, but the forecast calls for an average of about 125,000 jobs to be added per month over that period. The economy needs to add about 100,000 jobs a month just to keep up with new entrants to the labor force.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Association's market area from 2000 to 2010 and projected through 2015, with additional data shown in Exhibit II-3. Data for the nation and the State of Kentucky is included for comparative purposes. The total population base of the three county market area where the Association

Table 2.1
Home Federal Savings and Loan Associaton
Summary Demographic Data

	Year			Annual Growth Rate	
	2000	2010	2015	2000-2010	2010-2015
Population (000)					
United States	281,422	311,213	323,209	1.0%	0.8%
Kentucky	4,042	4,339	4,476	0.7%	0.6%
Boyd County	50	49	48	-0.2%	-0.1%
Greenup County	37	38	38	0.2%	0.2%
Lawrence County	16	16	17	0.5%	0.4%
Scioto County, OH	79	77	76	-0.3%	-0.2%
Households (000)					
United States	105,480	116,761	121,360	1.0%	0.8%
Kentucky	1,591	1,750	1,816	1.0%	0.7%
Boyd County	20	20	20	0.0%	0.0%
Greenup County	15	15	16	0.6%	0.4%
Lawrence County	6	6	7	0.9%	0.6%
Scioto County, OH	31	30	30	-0.2%	-0.1%
Median Household Income ($)					
United States	$42,164	$54,442	$61,189	2.6%	2.4%
Kentucky	33,742	43,765	49,262	2.6%	2.4%
Boyd County	32,895	41,277	46,586	2.3%	2.4%
Greenup County	32,342	40,848	46,532	2.4%	2.6%
Lawrence County	21,220	25,790	28,800	2.0%	2.2%
Scioto County, OH	27,912	34,658	39,881	2.2%	2.8%
Per Capita Income ($)					
United States	$21,587	$26,739	$30,241	2.2%	2.5%
Kentucky	18,093	22,865	24,588	2.4%	1.5%
Boyd County	18,212	21,688	22,636	1.8%	0.9%
Greenup County	17,137	20,669	21,609	1.9%	0.9%
Lawrence County	12,008	14,175	15,225	1.7%	1.4%
Scioto County, OH	15,408	18,670	20,863	1.9%	2.2%

	Less Than $25,000	$25,000 to 49,999	$50,000 to $99,999	$100,000+
2010 HH Income Dist. (%)				
United States	20.8%	24.7%	35.7%	18.8%
Kentucky	28.9%	27.4%	31.9%	11.7%
Boyd County	31.1%	28.5%	31.3%	9.1%
Greenup County	30.7%	29.1%	31.6%	8.6%
Lawrence County	48.8%	28.0%	18.9%	4.3%
Scioto County, OH	36.0%	28.7%	28.2%	7.1%

Source: SNL Financial.

operates offices was 103,000 as of 2010, with Boyd County containing approximately 50% of the population base. Scioto County, OH, the location of the city of Portsmouth, has the largest overall population in the market area served, indicating the source of lending opportunities in that county. Lawrence County, to the south of Boyd County, represents the most rural and sparsely populated part of the Association's market area, with a population base of only 16,000 as of 2010. Between 2000 and 2010 Boyd County experienced a population decline at an annual rate of 0.2%, indicating a relatively unfavorable economic environment for the business operations. Both Greenup and Lawrence Counties reported positive, but modest annualized population growth over the same time period, with all three counties reporting less favorable rates than the state of Kentucky and the nation as a whole. Similar to Boyd County, Scioto County reported a population decline over the past 10 years.

For the next five years, these general population trends are projected to continue, with Boyd and Scioto Counties continuing to slowly lose population, and Greenup and Lawrence Counties recording slight growth. Changes in the number of households has paralleled trends with respect to population, as household growth rates for all four counties examined were lower than state and national trends. The percent changes in households were somewhat higher than the respective population growth rates, due to a national trend towards a lower overall average household size.

Table 2.1 also presents household and personal income date for the market area. Reflecting the rural character of the Association's market area, all four counties reported 2010 median household income and per capita income levels that were lower than state and national averages, with the lowest income levels in Lawrence County, the most rural county in the market area. Boyd County, with a large portion of the population centered in the metropolitan Ashland area, reported the highest median household and per capita income, with median household income equaling $41,277 (94% of the state average and 76% of the national average). Household income distribution patterns provide support for earlier statements regarding the nature of the Association's market as approximately 60% of Boyd County households had income levels less than $50,000 annually in 2010 while the ratio was 56% for the State of Kentucky and 46% for the national average. These relatively modest income levels act to limit the growth potential and demand for the products and services offered by financial services providers operating in the market.

Regional/Local Economy

Home Federal's market area economy has been shaped by the historical presence of coal, timber and the Ohio River in the Eastern Kentucky region. The three county market area extends on the southern side of the Ohio River in eastern Kentucky surrounded by the Appalachian Mountains. While agriculture has always been a modest part of the overall economy, during the early settlement of the area charcoal blast furnaces, using coal or timber for fuel, produced large quantities of iron for manufacturing products, with the Ohio River providing a transportation/trade route to population centers to the west and east. This type of early industry resulted in the development of modern industries including steel production and petroleum refinery operations, both of which are still represented in the employment base by Marathon Petroleum and AK Steel. The presence of the Ohio River and these industries has made the Ashland/, KY/Huntington, WV area the largest inland port in the world in terms of product value shipped. In addition, a major east/west transportation route, Interstate-64, passes through Boyd County. This highway provides another transportation option for industry in the market area, and allows easier access to the Association's market area for regional residents. In recent decades, similar to other areas of the country, the economy has become dominated by services industries, in particular health care and retail sales, as Ashland is a regional center for the population of eastern Kentucky. Table 2.2 below illustrates major employers in the Associations market area counties.

Table 2.2
Home Federal Savings and Loan Association
Major Market Area Employers

Employer	Industry	Employees
King's Daughter Medical Center	Health Care	4,417
Marathon Petroleum, LLC	Petroleum Refining	1,441
Our Lady of Bellefonte Hospital	Health Care	1,201
AK Steel	Refined Steel Products	1,109
Boyd County Schools	Education	280
Wal-Mart Supercenter	Retail	550
Ashland Independent Schools	Education	510
AT&T Mobility	Telecommunications	498
Greenup Public Schools	Education	475
Wal-Mart, Cannonsburg	Retail	400
City of Ashland	Local Government	307
Pathways, Inc.	Comm. Service/Well-Being	294

Source: Ashland Alliance.

As noted previously, Home Federal also conducts lending operations and offers other financial services to residents of Portsmouth, OH. The City of Portsmouth (Scioto County, Ohio) is located directly north of Greenup County across the Ohio River, and represents an additional population center that serves as a source of loans and other banking business for the Association. Home Federal is able to serve the Portsmouth area through the branch office in South Shore, Greenup County. As of 2010 Portsmouth had a population of approximately 20,300. The economy of Portsmouth is relatively diversified, and continues to reflect the historical economic connection to industry and manufacturing, including coal and iron production and timber/wood products. Since the closing of many heavy industry facilities in recent decades, the area has developed other employment sources, primarily in services industries. Major employers within the community currently include Shawnee State University, the Southern Ohio Medical Center, Suncoke, Inc., Sunoco Chemicals, OSCO Industries, Inc., Duke Energy, and Mitchellace, Inc. In addition, for many years a federal government uranium enrichment plant operated in Scioto County, which has been replaced by a commercial uranium enrichment facility.

Major Market Area Employment Sectors

Employment data, presented in Table 2.3 below, indicates that similar to many areas of the country, services are the most prominent sector for the state of Kentucky and the three market area counties, comprising an average of 34% of total employment. The services sector employment is somewhat concentrated in health care employment, a national trend. The next largest component of the employment base in the headquarters county of Boyd is wholesale and retail trade, indicative of the trade generated through the location of I-64 and the Ohio River through the market area. Wholesale and retail trade is also notably represented in the other two market area counties. The government sector also represents a material portion of the employment base, with such employment limited to local entities. The market area has only a modest level of manufacturing employment, less than 10% of total employment, which is lower than statewide averages, indicative of the changes the market area has undergone over the past few decades as services employment has replaced former manufacturing-related jobs. This data indicates that the Association's market area has a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the regional economy. This diversification provides a level of stability that is a positive factor for financial institutions such as Home Federal. Additional data is presented in Exhibit II-4.

Table 2.3
Home Federal Savings and Loan Association
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Kentucky	Boyd County	Greenup County	Lawrence County
		(% of Total Employment)		
Services	33.3%	40.6%	37.0%	25.0%
Wholesale/Retail Trade	14.0%	17.6%	13.2%	21.3%
Government	15.1%	11.1%	13.4%	15.2%
Construction	5.9%	8.7%	5.6%	6.2%
Manufacturing	10.4%	7.4%	6.6%	0.8%
Finance/Insurance/Real Esate	7.4%	5.2%	5.0%	5.9%
Transportation/Utility	4.7%	4.3%	8.7%	NA
Arts/Entertainment/Rec.	1.5%	0.9%	1.6%	NA
Agriculture	3.6%	0.7%	4.8%	6.3%
Other	4.1%	3.4%	4.1%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

Source: REIS DataSource 2008.

Unemployment Rates and Trends

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Kentucky, are shown in Table 2.4. As of March 2011, unemployment rates for the three county market area ranged from a low of 9.3% in Boyd County to a high of 12.6% in Lawrence County. The market area has recorded varying changes in employment over the past 12 months, as Boyd County has reported an increase in the unemployment rate, while Greenup and Lawrence Counties rates have declined. The unemployment rate in Boyd County was below the state unemployment rate of 10.2% and slightly above the national rate. Conversely, Lawrence County had unemployment rates that exceeded state and national averages. Reported unemployment rates are subject to fluctuation due to the small population and employment bases in the market area as a slight drop in employment will cause a noticeable change in the unemployment rate. The unemployment rates in Lawrence and Greenup Counties, as well as on a statewide basis, have been trending downward for the most recent 12 month period for which data is available, which is a positive sign, as the certain portions of the regional economies have been responding to the troubled housing, credit, and financial sectors that have caused many employers to cut down on employees or limit hiring. Alternatively, the higher unemployment rates in Boyd County indicate some further weakness to the overall economic situation.

Table 2.4
Home Federal Savings and Loan Association
Unemployment Trends

Region	March 2010 Unemployment	March 2011 Unemployment
United States	9.7%	8.8%
Kentucky	10.9%	10.2%
Boyd County	8.7%	9.3%
Greenup County	9.9%	9.7%
Lawrence County	14.1%	12.6%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions for the State of Kentucky and the Association's market area from June 30, 2005 to June 30, 2010. Deposit growth trends are important indicators of a market area's current and future prospects for growth. Kentucky state deposits increased at a rate of 3.8% over the five year time period shown in Table 2.5, with commercial banks increasing deposits at an annual rate of 3.8%, while savings and loan associations recorded a more modest growth rate. Commercial banks dominate the deposit market in Kentucky, and as of June 30, 2010, commercial banks held a market share of 96.5% of total bank and thrift deposits.

Within the three market area counties, the table indicates that total deposit growth from 2005 to 2010 ranged from a low of 1.1% annually in Boyd County to a high of 4.0% annually in Lawrence County. Contrary to the statewide trends, savings institutions recorded strong growth in deposits in Boyd and Greenup Counties over that time period, including a 10.8% annual growth rate in Greenup County. In addition, savings institutions held relatively high market share positions in all three market area counties as of June 30, 2010, ranging from a low of 12.3% in Boyd County to a high of 55.0% market share in Lawrence County.

Table 2.5
Deposit Summary
Home Federal Savings and Loan Associaton

	As of June 30,						
	2005			2010			Deposit
Deposit Summary	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2005-2010
			(Dollars In Thousands)				(%)
State of Kentucky	$57,241,000	100.0%	1,750	$68,889,000	100.0%	1,829	3.8%
Commercial Banks	55,117,000	96.3%	1,684	66,468,000	96.5%	1,732	3.8%
Savings Institutions	2,124,000	3.7%	66	2,421,000	3.5%	97	2.7%
Boyd County	$869,498	100.0%	29	$919,484	100.0%	27	1.1%
Commercial Banks	785,860	90.4%	27	805,934	87.7%	25	0.5%
Savings Institutions	83,638	9.6%	2	113,550	12.3%	2	6.3%
Home Federal	83,638	9.6%	2	113,550	12.3%	2	6.3%
Greenup County	$349,193	100.0%	17	$394,296	100.0%	18	2.5%
Commercial Banks	298,638	85.5%	15	310,021	78.6%	14	0.8%
Savings Institutions	50,555	14.5%	2	84,275	21.4%	4	10.8%
Home Federal	50,555	14.5%	2	77,471	19.6%	3	8.9%
Lawrence County	$107,078	100.0%	4	$130,463	100.0%	6	4.0%
Commercial Banks	39,731	37.1%	2	58,769	45.0%	3	8.1%
Savings Institutions	67,347	62.9%	2	71,694	55.0%	3	1.3%
Home Federal	26,811	25.0%	1	31,150	23.9%	1	3.0%

Source: FDIC.

As of June 30, 2010, Home Federal maintained a relatively strong deposit market share positions in all three market area counties, ranging from a low of 12.3% in Boyd County to a high of 23.9% in Lawrence County. These figures are representative of the overall modest size of the deposit base and indicating a strong competitive position for the Association. However, future deposit gains and market share gains will have to be obtained from other competitors, rather than strong growth within the market. Since June 30, 2005, Home Federal has increased deposits at a higher annualized rate in all three market area counties, resulting in increased market shares and higher rankings among competitors in terms of market share. This indicates that the Association has been successful in its marketing and business generation efforts.

Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking and thrift industries provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions. The Association's market area for deposits includes primarily other local and regional commercial banks.

Competition among financial institutions in the market area is significant. Among the Association's competitors are much larger and more diversified institutions, which have greater resources than maintained by the Association. Financial institution competitors in the Association's primary market area include other locally based thrifts and banks, as well as regional and super regional banks. From a competitive standpoint, the Association benefits from its status of a locally-owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services. However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available. There are a total of 14 banking institutions operating in the Association's primary market area counties.

Table 2.6 lists the Association's largest competitors in the three counties currently served by its branches, based on deposit market share as noted parenthetically. Other competitors include several credits unions related to the Marathon refinery and AK Steel production facilities. The proceeds from the proposed stock offering will enhance the Association's competitiveness by providing increased operating flexibility, including de novo branching, focus on cross-selling and marketing and potential acquisition.

Table 2.6
Home Federal Savings and Loan Association
Market Area Deposit Competitors

Location	Name
Boyd County	PNC Bank (23.49%)
	Community Trust Bank (18.16%)
	Kentucky's Farmers Bank (13.03%)
	Home Federal (12.35%) Rank: 4 of 9
Greenup County	First & Peoples B+T (39.33%)
	Home Federal (19.65%) Rank: 2 of 9
	Peoples Bank, NA (14.63%)
	Fifth Third Bank (7.17%)
Lawrence County	Peoples Security Bank (32.03%)
	Inez Deposit Bank (31.08%)
	Home Federal (23.88%) Rank: 3 of 4
	Louisa Community Bank (13.01%)

Source: FDIC, as of June 30, 2010.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Home Federal's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Home Federal is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Home Federal, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies with unusual operating strategies, such as internet banking, those under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 110 fully converted savings institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Home Federal will be a fully public company upon completion of the offering, we considered only fully public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of Home Federal. In the selection process, we applied one "screen" to the universe of all public companies that were eligible for consideration:

- o Screen #1 Nationwide institutions with assets less than $450 million and positive core earnings. Ten companies met the criteria for Screen #1 and all were included in the Peer Group.

Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group. Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Home Federal, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Home Federal's financial condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key comparable characteristics of each of the Peer Group companies relative to Peer Group as a whole is detailed below.

- o Athens Bancshares Corporation Athens, with a branch office network of 7 branches, maintains higher loans/assets and deposits/assets ratios as the Peer Group as a whole. Reporting a stable asset base during the most recent 12 months, Athens had a tangible equity position above the Peer Group average. The non-interest income ratio was the highest of the Peer Group members, offset by the highest operating expense ratio of all Peer Group members. The loan portfolio composition was similar to the Peer Group average, with the exception of a lower level of investment in MBS. Problem asset ratios were higher than the Peer Group averages.
- o FFD Financial Corp. of Dover, OH. FFD, operating from 5 offices in Ohio, reported the second highest loans/assets ratio of the Peer Group members, and a high proportion of deposits as the funding base. Net income was second highest in the Peer Group, a result of a strong net interest income ratio. FFD reported the second highest concentration of commercial real estate loans as a percent of assets and the highest risk-weighted assets-to-asset ratio. The reserves-to-loans ratio was in line with the Peer Group average.

Table 3.1
Peer Group of Publicly-Traded Thrifts
June 3, 2011(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	$408	11	03-31	01/03	$8.50	$26
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	387	10	12-31	12/96	16.47	25
LSBI	LSB Financial Corp. of Lafayette, IN	NASDAQ	Lafayette, IN	Thrift	364	5	12-31	02/95	15.97	25
OBAF	OBA Financial Services, Inc. of MD	NASDAQ	Germantown, MD	Thrift	356	5	06-30	01/10	14.81	59
FABK	First Advantage Bancorp of TN	NASDAQ	Clarksville, TN	Thrift	342	5	12-31	11/07	12.50	51
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ	Metairie, LA	Thrift	324	3	12-31	07/07	15.45	56
AFCB	Athens Bancshares, Inc. of TN	NASDAQ	Athens, TN	Thrift	284	7	12-31	01/10	13.36	34
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	247	6	06-30	11/93	9.00	19
MFLR	Mayflower Bancorp, Inc. or MA	NASDAQ	Middleboro, MA	Thrift	247	8	04-30	12/87	8.70	18
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	211	5	06-30	04/96	15.00	15

NOTES: (1) Or most recent date available .
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.

Source: SNL Financial, LC.

- First Advantage Bancorp of TN. First Advantage had a similar balance sheet structure as the Peer Group with the exception of higher reliance on borrowed funds. The equity/assets ratio was the second highest of all Peer Group members. Profitability was supported by a strong net interest income ratio. First Advantage's lending operations were concentrated in construction/land loans and investment in MBS. Asset quality ratios were less favorable than Peer Group averages.

- Louisiana Bancorp, Inc. of LA. Louisiana Bancorp, operating from 3 offices in Louisiana, reported the third highest investment/assets ratio of the Peer Group members, and a high proportion of borrowings as the funding base. Net income was the highest in the Peer Group, a result of low operating expenses. Louisiana Bancorp reported a low level of diversification into non-residential assets and the lowest risk-weighted assets-to-asset ratio. Asset quality ratios were more favorable than the Peer Group.

- LSB Financial Corp. of Lafayette, IN. LSB, the third largest Peer Group member, reported high loans/assets and deposits/assets ratios. The equity/assets ratio was in line with the median of the Peer Group. Profitability was somewhat lower than the Peer Group average, with non-interest income the second highest of the Peer Group. Loan diversification was most evident in the balance of commercial real estate loans, and LSB had the highest loans serviced for others portfolio. NPA ratios were the highest of the Peer Group, while reserve coverage ratios were at the low end of the Peer Group averages.

- Mayflower Bancorp, Inc. of MA. Mayflower, smaller in assets that the Association, maintained a high proportion of assets in cash and investments, along with minimal use of borrowings to fund assets. Reporting essentially stable assets over the past 12 months, Mayflower had the lowest interest expense ratio of all Peer Group members that supported a strong net interest income ratio. Operating expenses were higher than average. Mayflower had a relatively low level of loan diversification away from residential assets, which resulted in a low risk-weighted assets-to-assets ratio.

- OBA Financial Services, Inc. of MD. OBA, with assets somewhat higher than Home Federal, maintained a relatively high loans/assets ratio and the highest equity/assets ratio of all Peer Group members. OBA reported the second lowest net income ratio for the trailing 12 month period, due in part to low non-interest income. OBA reported the highest proportion of 1-4 family loans as a percent of assets, and low levels of construction/land and consumer loans. The risk-weighted assets-to-assets ratio was in line with the Peer average. Credit quality measures were on balance less favorable than the Peer Group, offset in part by a lower level of reserves as a percent of non-performing loans.

- River Valley Bancorp of IN. The second largest Peer Group member, River Valley operates 10 office locations in Indiana. River Valley reported the lowest equity/assets ratio of the Peer Group, and a balance sheet structure in line with the Peer Group average. Above average profitability was supported by higher non-interest income and lower operating expenses. Loan diversification was similar to the Peer Group averages, along with a loans service for others portfolio above the Peer average. Asset quality ratios were less favorable than the Peer Group, including the highest non-performing loans-to-assets ratio of all Peer Group members.

- Wayne Savings Bancshares, Inc. of OH. Wayne, the largest Peer Group member, both in terms of assets and branch network, operated with a higher level of investments and lower loans than the Peer average. Net income was in line with the Peer average, as the net interest income ratio and the remaining sections of the income statement were similar to the Peer Group. Loans were concentrated in residential assets, as there was little diversification into other loan types. The reserves/loans ratio was similar to the Peer Group average.

- WVS Financial Corp. of PA. WVS, the only Pennsylvania based institution, was similar in asset and branch network size as Home Federal. WVS's funding base contained the second highest level of borrowed funds of all Peer Group members, along with an equity/assets ratio slightly below the Peer average, while the loans/assets ratio was the lowest of the Peer Group. WVS reported the most significant decline in assets over the past 12 months, led by a decline in borrowings. Minimal profitability was a result of a very low net interest income ratio due to a low level of interest income and a high cost of funds, which was partially offset by the lowest operating expense ratio. There was minimal loan diversification as a result of the low investment in loans. Asset quality ratios as a percent of assets were more favorable than the Peer Group average, although delinquent loans as a percent of loans were higher. Less favorable reserve coverage ratios were maintained.

In aggregate, the Peer Group companies maintained a higher level of equity as the industry average (13.52% of assets versus 11.91% for all public companies), recorded a higher level of profitability as a percent of average assets (0.51% ROAA versus 0.05% for all public companies), and reported a more favorable ROE (4.48% ROE versus 1.41% for all public companies). The Peer Group's average P/B ratio was slightly lower than the Peer Group average, while the average P/E multiple was slightly above the respective average for all publicly-traded thrifts.

	All Fully-Conv. Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,828	$317
Market capitalization ($Mil)	$331	$34
Equity/assets (%)	11.91%	13.52%
Return on average assets (%)	0.05%	0.51%
Return on average equity (%)	1.41%	4.48%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	17.81x	18.10x
Price/book (%)	78.18%	78.04%
Price/assets (%)	9.47%	10.51%

(1) Based on market prices as of June 3, 2011.

Ideally, the Peer Group companies would be comparable to Home Federal in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the

Peer Group were fairly comparable to Home Federal, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Home Federal and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Association's and Peer Group's ratios reflect balances as of March 31, 2011. Home Federal's equity-to-assets ratio of 9.6% was lower than the Peer Group's average equity ratio of 13.5%. The Association's pro forma capital position will increase with the addition of stock proceeds, providing the Association with an equity-to-assets ratio that will be more in line with the Peer Group's ratio. Tangible equity-to-assets ratios for the Association and the Peer Group equaled 9.6% and 13.5%, respectively. The increase in Home Federal's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Association's higher pro forma capitalization will initially depress return on equity. Both Home Federal's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Association's ratios currently lower than the Peer Group's ratios. On a pro forma basis, the Association's regulatory surpluses will become more significant.

The interest-earning asset compositions for the Association and the Peer Group were similar, with loans constituting the bulk of interest-earning assets for both. The Association's loans-to-assets ratio of 62.3% was only slightly lower than the comparable Peer Group ratio of 64.8%. Comparatively, the Association's cash and investments-to-assets ratio (inclusive of BOLI) of 33.9% was slightly more than the comparable ratio for the Peer Group of 31.7%. Home Federal reported investment in BOLI of 2.2% of assets, more than the 1.2% of assets investment for the Peer Group. Overall, Home Federal's earning assets amounted to 96.2% of assets, which was slightly lower than the comparable Peer Group ratio of 96.5%.

Home Federal's funding liabilities reflected a funding strategy that relied more on deposits than the Peer Group's funding composition. The Association's deposits equaled 80.5% of assets, which was above the Peer Group's ratio of 74.4%. Comparatively, the Association maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 9.1% and 11.1% for Home Federal and the Peer Group,

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2011

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Home FS&LA of Ashland, KY																				
March 31, 2011	7.7%	24.0%	2.2%	62.3%	80.5%	9.1%	0.0%	9.6%	0.0%	9.6%	4.44%	-3.57%	7.87%	10.37%	-26.41%	4.00%	4.00%	9.53%	9.53%	20.41%
All Public Companies																				
Averages	6.4%	21.5%	1.1%	65.3%	73.4%	12.6%	0.4%	12.4%	0.8%	11.6%	3.23%	11.83%	0.00%	5.88%	-18.38%	1.96%	1.66%	11.24%	11.22%	19.59%
Medians	5.1%	19.9%	1.1%	68.1%	73.4%	11.3%	0.0%	11.5%	0.1%	10.4%	0.70%	7.24%	-2.03%	3.44%	-14.59%	1.80%	1.90%	10.08%	10.08%	17.31%
State of KY																				
Averages	4.9%	19.7%	0.4%	67.2%	70.0%	11.0%	0.5%	17.8%	3.2%	14.6%	-0.98%	0.62%	-6.94%	0.30%	-18.62%	16.33%	17.01%	10.94%	10.94%	19.27%
Medians	4.9%	19.7%	0.4%	67.2%	70.0%	11.0%	0.5%	17.8%	3.2%	14.6%	-0.98%	0.62%	-6.94%	0.30%	-18.62%	16.33%	17.01%	10.94%	10.94%	19.27%
Comparable Group																				
Averages	4.5%	26.0%	1.2%	64.8%	74.4%	11.1%	0.2%	13.5%	0.1%	13.5%	-4.03%	-7.01%	1.21%	3.46%	-23.13%	-0.07%	-0.02%	12.49%	13.36%	20.33%
Medians	4.5%	21.8%	0.9%	68.8%	76.2%	12.8%	0.0%	10.7%	0.0%	10.7%	-1.48%	-5.93%	2.78%	3.02%	-10.65%	2.09%	2.01%	13.50%	13.87%	20.13%
Comparable Group																				
AFCB Athens Bancshares, Inc. of TN	4.6%	17.6%	3.2%	71.0%	77.7%	3.5%	0.0%	17.6%	0.1%	17.4%	3.02%	-2.28%	3.59%	3.43%	5.12%	0.19%	0.35%	13.50%	13.50%	20.75%
FFDF FFD Financial Corp. of Dover OH	7.3%	4.0%	0.0%	85.7%	83.8%	6.6%	0.0%	8.9%	0.0%	8.9%	5.76%	43.75%	2.27%	7.51%	-7.93%	3.47%	3.47%	9.00%	NA	12.40%
FABK First Advantage Bancorp of TN	3.4%	21.7%	0.1%	70.3%	64.1%	15.6%	0.0%	19.7%	0.0%	19.7%	-0.88%	-13.10%	5.06%	0.82%	-0.63%	-2.32%	-2.32%	14.24%	14.24%	19.51%
LSBI LSB Fin. Corp. of Lafayette IN	3.5%	4.3%	1.9%	86.9%	83.8%	5.6%	0.0%	9.8%	0.0%	9.8%	-2.13%	-1.67%	-1.72%	4.80%	-53.41%	4.63%	4.63%	9.70%	9.70%	14.10%
LABC Louisiana Bancorp, Inc. of LA	3.7%	37.7%	0.0%	56.8%	59.4%	20.8%	0.0%	18.8%	0.0%	18.8%	-0.63%	-14.16%	12.12%	5.70%	-2.30%	-15.13%	-15.13%	16.01%	16.01%	34.33%
MFLR Mayflower Bancorp, Inc. of MA	4.8%	38.1%	0.0%	50.4%	89.5%	1.4%	0.0%	8.6%	0.0%	8.6%	-3.38%	-9.58%	3.28%	-1.91%	-53.33%	3.40%	3.44%	NA	NA	NA
OBAF OBA Financial Serv. Inc. of MD	7.2%	8.2%	2.4%	79.2%	60.6%	16.0%	0.0%	22.7%	0.0%	22.7%	-5.98%	-41.87%	6.26%	-8.64%	-5.26%	1.19%	1.18%	NA	NA	NA
RIVR River Valley Bancorp of IN	4.3%	21.9%	2.5%	67.3%	74.6%	14.2%	1.9%	8.3%	0.0%	8.3%	-2.07%	0.15%	-4.64%	2.26%	-20.46%	2.99%	2.84%	NA	NA	NA
WVFC WVS Financial Corp. of PA	4.6%	72.5%	0.0%	21.1%	71.8%	16.0%	0.0%	11.5%	0.0%	11.5%	-34.40%	-38.99%	-11.31%	17.98%	-79.74%	-2.57%	-2.57%	NA	NA	20.90%
WAYN Wayne Savings Bncshrs of OH	2.0%	33.7%	1.7%	58.9%	78.5%	11.3%	0.0%	9.4%	0.5%	8.9%	0.42%	7.66%	-2.84%	2.61%	-13.36%	3.47%	3.94%	NA	NA	NA

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

respectively. Total interest-bearing liabilities maintained by the Association and the Peer Group, as a percent of assets, equaled 89.6% and 85.7%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Association's ratio of interest-bearing liabilities as a percent of assets will likely be more in line with the Peer Group's ratio. A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Association's IEA/IBL ratio is lower than the Peer Group's ratio, based on IEA/IBL ratios of 107.4% and 112.6%, respectively. The additional capital realized from stock proceeds will serve to strengthen Home Federal's IEA/IBL ratio in comparison to the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, with growth rates for both Home Federal and the Peer Group based on annual growth rates for the 12 months ended March 31, 2011. Home Federal recorded asset growth of 4.4% compared to average asset shrinkage of 4.0% for the Peer Group. The increase in the Association's assets was funneled into loans receivable, which increased at a higher rate than assets. Additional funds for lending were obtained from a reduction in cash and investments. The asset decline for the Peer Group was evident in the decrease in cash/investments, while loans increased modestly. Funding of Home Federal's growth was obtained from a deposit increase of 10.37%, while borrowings were reduced. The Peer Group recorded a modest increase in deposits and reduced borrowings as a funding base.

Reflecting the recent levels of net income, the Association's equity increased at a 4.00% annual rate, versus a 0.07% decrease in equity balances for the Peer Group. The Peer Group's equity reduction was furthered by dividend payments, while the Association's equity was only affected by the net income and changes to the other comprehensive income account. The increase in equity realized from stock proceeds will likely depress the Association's equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Association's equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Association and the Peer Group, with the income ratios based on earnings for the 12 months ended March 31, 2011 for both. Home

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2011

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Home FS&LA of Ashland, KY																			
March 31, 2011	0.75%	4.50%	1.75%	2.76%	0.23%	2.53%	0.00%	0.00%	0.25%	0.25%	2.44%	0.00%	0.64%	0.00%	4.83%	1.95%	2.88%	$5,557	24.10%
All Public Companies																			
Averages	0.14%	4.50%	1.45%	3.05%	0.65%	2.40%	0.02%	-0.08%	0.83%	0.78%	2.87%	0.05%	0.10%	0.00%	4.83%	1.66%	3.17%	$5,915	30.58%
Medians	0.42%	4.50%	1.40%	3.05%	0.40%	2.54%	0.00%	-0.01%	0.64%	0.59%	2.79%	0.00%	0.05%	0.00%	4.77%	1.61%	3.18%	$4,750	30.58%
State of KY																			
Averages	0.44%	4.64%	1.76%	2.87%	0.58%	2.29%	0.00%	-0.02%	0.42%	0.39%	2.34%	0.04%	0.22%	0.00%	5.00%	2.14%	2.86%	$5,090	16.02%
Medians	0.44%	4.64%	1.76%	2.87%	0.58%	2.29%	0.00%	-0.02%	0.42%	0.39%	2.34%	0.04%	0.22%	0.00%	5.00%	2.14%	2.86%	$5,090	16.02%
Comparable Group																			
Averages	0.52%	4.63%	1.44%	3.19%	0.38%	2.82%	0.01%	-0.03%	0.57%	0.54%	2.80%	0.01%	0.18%	0.00%	4.86%	1.68%	3.18%	$4,585	30.06%
Medians	0.54%	4.82%	1.46%	3.33%	0.35%	3.02%	0.00%	-0.01%	0.48%	0.45%	2.87%	0.00%	0.23%	0.00%	5.02%	1.71%	3.43%	$4,302	32.02%
Comparable Group																			
AFCB Athens Bancshares, Inc. of TN	0.63%	5.21%	1.45%	3.75%	0.61%	3.14%	0.00%	0.00%	1.61%	1.61%	3.89%	0.03%	-0.03%	0.00%	5.57%	1.79%	3.78%	$3,018	25.95%
FFDF FFD Financial Corp. of Dover OH	0.70%	5.15%	1.53%	3.62%	0.43%	3.19%	0.00%	0.00%	0.24%	0.24%	2.73%	0.00%	0.36%	0.00%	5.30%	1.70%	3.61%	$4,050	34.26%
FABK First Advantage Bancorp of TN	0.50%	5.10%	1.36%	3.75%	0.40%	3.35%	0.00%	0.00%	0.42%	0.42%	3.36%	0.00%	0.37%	0.00%	5.35%	1.71%	3.64%	$3,973	36.22%
LSBI LSB Fin. Corp. of Lafayette IN	0.48%	5.00%	1.47%	3.53%	0.94%	2.59%	0.00%	-0.12%	0.88%	0.76%	2.93%	0.00%	0.29%	0.00%	5.29%	1.64%	3.65%	$3,998	32.85%
LABC Louisiana Bancorp, Inc. of LA	0.79%	4.89%	1.77%	3.12%	0.08%	3.04%	0.00%	-0.03%	0.22%	0.19%	2.26%	0.00%	0.17%	0.00%	4.99%	2.24%	2.75%	$5,070	31.31%
MFLR Mayflower Bancorp, Inc. of MA	0.54%	4.17%	0.77%	3.40%	0.08%	3.32%	0.06%	-0.10%	0.61%	0.57%	3.36%	0.00%	0.31%	0.00%	4.47%	0.85%	3.63%	NM	35.52%
OBAF OBA Financial Serv. Inc. of MD	0.22%	4.43%	1.18%	3.26%	0.30%	2.96%	0.01%	-0.02%	0.30%	0.29%	2.96%	0.00%	0.01%	0.00%	4.68%	1.52%	3.16%	$5,836	32.72%
RIVR River Valley Bancorp of IN	0.62%	4.75%	1.74%	3.01%	0.76%	2.25%	0.00%	0.00%	0.72%	0.72%	2.52%	0.00%	0.32%	0.00%	5.05%	1.92%	3.13%	$4,553	19.74%
WVFC WVS Financial Corp. of PA	0.20%	3.16%	1.80%	1.36%	0.01%	1.35%	0.00%	0.00%	0.17%	0.17%	1.20%	0.00%	-0.03%	0.00%	3.21%	2.00%	1.22%	$6,185	31.00%
WAYN Wayne Savings Bncshrs of OH	0.54%	4.41%	1.28%	3.13%	0.14%	2.99%	0.00%	-0.07%	0.54%	0.47%	2.80%	0.02%	0.04%	0.00%	4.66%	1.42%	3.24%	NM	21.02%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Federal reported net income of 0.75% of average assets for the 12 months ended March 31, 2011, compared to average net income of 0.52% of average assets for the Peer Group. A higher level of net non-operating income (mostly from a gain on sale of MBS) accounted for the Association's more favorable reported results.

The Association's net interest income ratio was somewhat lower than the Peer Group's ratio, due to a lower level of interest income and a higher level of interest expense. Home Federal's overall yield earned on interest-earning assets (4.83%) was slightly lower than the 4.86% ratio for the Peer Group). The Association's higher interest expense ratio was due to a higher cost of funds (1.95% versus 1.68% for the Peer Group). Overall, Home Federal and the Peer Group reported net interest income to average assets ratios of 2.76% and 3.19%, respectively.

In another key area of core earnings strength, the Association reported a lower ratio of operating expenses, 2.44% of average assets versus the Peer Group (2.80% of average assets). In connection with the operating expense ratios, Home Federal maintained a comparatively lower number of employees relative to its asset size. Assets per full time equivalent employee equaled $5.6 million for the Association, versus a comparable measure of $4.6 million for the Peer Group. On a post-offering basis, the Association's operating expenses can be expected to increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Home Federal's capacity to leverage operating expenses will be enhanced following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a savings institution's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Association's earnings were less favorable than the Peer Group's, based on respective expense coverage ratios of 1.13x for Home Federal and 1.14x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

Sources of non-interest operating income provided a higher contribution to the Peer Group's earnings compared to the Peer Group. Non-interest operating income equaled 0.25%

and 0.54% of Home Federal's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Association's and the Peer Group's earnings, Home Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 81.1% was less favorable than the Peer Group's efficiency ratio of 75.1%.

Loan loss provisions had a larger impact on the Peer Group's earnings, with loan loss provisions established by the Association and the Peer Group equaling 0.23% and 0.37% of average assets, respectively. The impact of loan loss provisions on the Association's and the Peer Group's earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

As noted above, net non-operating income was the primary reason for the Association's higher profitability over the most recent 12 month period in comparison to the Peer Group. For the 12 months ended March 31, 2011, the Association reported net non-operating income equal to 0.64% of average assets, while the Peer Group reported, on average, 0.18% of average assets of net non-operating gains. Non-operating items for the Association reflected primarily the gain recorded on the sale of the MBS portfolio ($2.3 million), along with lower levels of expense on sales of REO and income on the sale of loans. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Association's or the Peer Group's earnings.

On average, the Peer Group reported an average effective tax rate of 30.1%, while Home Federal reported an effective tax rate of 24.1%, with the lower tax rate due to the tax advantaged income from municipal bonds and BOLI. As indicated in the prospectus, the Association's effective marginal tax rate is assumed to equal 34.0% when calculating the after tax return on conversion proceeds.

Loan Composition

Table 3.4 presents data related to the Association's and the Peer Group's loan portfolio compositions (including any investment in MBS). The Association's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans than maintained by the Peer Group (52.8% of assets versus 31.0% for the Peer Group). The Peer Group reported a higher ratio of MBS and a lower ratio of 1-4 family loans than the Association. Loans serviced for others equaled 4.0% of the Association's assets, versus 18.7% of assets for the Peer Group, thereby indicating a greater influence of loan servicing income on the Peer Group's earnings. Home Federal maintained a relatively lower balance of servicing intangibles.

Diversification into higher risk and higher yielding types of lending was greater for the Peer Group, as Home Federal reported total loans other than 1-4 family and MBS of 10.0% of assets, versus 34.4% for the Peer Group. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Association (3.9% of assets), followed by construction/land loans (1.6% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (24.0% of assets), followed by construction/land loans (5.1% of assets) and commercial business loans (4.4% of assets). The relative concentration of assets in loans and diversification into higher risk types of loans by the Peer Group translated into a lower risk weighted assets-to-assets ratio for the Association (48.95%) than the Peer Group (65.55%).

Credit Risk

Based on a comparison of credit quality measures, the Association's credit risk exposure was considered to be generally similar, but favorable to that of the Peer Group. As shown in Table 3.5, the Association's non-performing assets/assets and non-performing loans/loans ratios equaled 0.63% and 0.71%, respectively, versus comparable measures of 2.26% and 3.10% for the Peer Group, indicating an advantage for the Association. The Association maintained a more favorable reserve coverage ratio, loss reserves as a percent of total NPAs, which equaled 74.48% for the Association versus 57.48% for the Peer Group. Reflecting a more favorable ratio for the Peer Group, loss reserves maintained as percent of net loans receivable equaled 0.75% for the Association versus 1.36% for the Peer Group. Net loan charge-offs were modest for both the Peer Group and the Association, based on ratios of 0.00% and 0.21% of net loans receivable, respectively.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2011

Institution		Portfolio Composition as a Percent of Assets								
		MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Comm. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Home FS&LA of Ashland, KY		0.84%	52.76%	1.59%	3.89%	1.13%	3.42%	48.95%	$11,770	$114
All Public Companies										
Averages		12.74%	33.31%	3.94%	20.65%	4.37%	1.97%	63.11%	$749,198	$7,227
Medians		10.48%	32.44%	2.78%	18.22%	3.46%	0.49%	63.83%	$34,600	$111
State of KY										
Averages		10.18%	20.79%	7.30%	20.47%	4.66%	1.52%	56.10%	$28,565	$0
Medians		10.18%	20.79%	7.30%	20.47%	4.66%	1.52%	56.10%	$28,565	$0
Comparable Group										
Averages		12.53%	31.02%	5.06%	23.95%	4.35%	0.99%	65.55%	$54,907	$336
Medians		10.45%	33.24%	5.32%	24.74%	3.89%	0.49%	66.20%	$59,180	$176
Comparable Group										
AFCB	Athens Bancshares, Inc. of TN	3.16%	34.00%	6.66%	23.59%	4.04%	3.51%	67.27%	$89,130	$0
FFDF	FFD Financial Corp. of Dover OH	0.12%	32.18%	1.27%	40.54%	9.61%	2.84%	78.97%	99,420	749
FABK	First Advantage Bancorp of TN	13.33%	18.79%	16.20%	28.18%	7.23%	0.92%	76.46%	1,350	0
LSBI	LSB Fin. Corp. of Lafayette IN	0.72%	36.30%	6.96%	40.68%	3.84%	0.33%	75.19%	116,100	1,062
LABC	Louisiana Bancorp, Inc. of LA	21.07%	35.45%	0.28%	21.10%	0.19%	0.21%	47.71%	9,840	60
MFLR	Mayflower Bancorp, Inc. of MA	22.39%	32.47%	4.31%	10.80%	2.33%	0.63%	54.87%	88,500	537
OBAF	OBA Financial Serv. Inc. of MD	7.14%	43.21%	1.61%	25.88%	9.02%	0.00%	65.15%	18,580	91
RIVR	River Valley Bancorp of IN	7.56%	29.62%	6.39%	26.98%	3.94%	0.98%	72.01%	96,290	601
WVFC	WVS Financial Corp. of PA	24.03%	8.25%	6.33%	5.33%	1.33%	0.14%	59.79%	0	0
WAYN	Wayne Savings Bncshrs of OH	25.76%	39.97%	0.62%	16.42%	1.97%	0.35%	58.09%	29,860	260

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2011 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Home FS&LA of Ashland, KY	0.19%	0.63%	0.71%	0.75%	105.86%	74.48%	$4	0.00%
All Public Companies								
Averages	0.59%	3.92%	4.79%	1.77%	58.95%	53.20%	$1,633	0.88%
Medians	0.26%	2.60%	3.33%	1.47%	41.86%	37.58%	$478	0.38%
State of KY								
Averages	1.22%	2.48%	1.98%	1.41%	64.18%	28.29%	$845	1.50%
Medians	1.22%	2.48%	1.98%	1.41%	64.18%	28.29%	$845	1.50%
Comparable Group								
Averages	0.29%	2.26%	3.10%	1.36%	79.44%	57.48%	$181	0.21%
Medians	0.32%	1.32%	2.62%	1.34%	60.19%	55.16%	$116	0.09%
Comparable Group								
AFCB Athens Bancshares, Inc. of TN	0.38%	3.02%	3.53%	1.90%	55.23%	47.15%	$265	0.52%
FFDF FFD Financial Corp. of Dover OH	0.04%	1.53%	1.71%	1.35%	78.98%	76.87%	78	0.17%
FABK First Advantage Bancorp of TN	0.03%	1.10%	1.49%	1.60%	107.42%	104.13%	53	-0.01%
LSBI LSB Fin. Corp. of Lafayette IN	0.28%	5.44%	5.81%	2.03%	34.90%	33.10%	439	-0.03%
LABC Louisiana Bancorp, Inc. of LA	0.42%	0.64%	0.40%	0.96%	244.08%	86.21%	2	0.00%
MFLR Mayflower Bancorp, Inc. of MA	0.49%	NA	NA	0.97%	NA	NA	123	0.39%
OBAF OBA Financial Serv. Inc. of MD	0.03%	0.97%	1.18%	0.77%	65.14%	63.16%	171	0.24%
RIVR River Valley Bancorp of IN	0.65%	4.53%	6.34%	1.40%	22.22%	21.71%	572	0.86%
WVFC WVS Financial Corp. of PA	0.00%	0.88%	4.33%	1.25%	27.52%	27.52%	0	0.00%
WAYN Wayne Savings Bncshrs of OH	0.54%	NA	NA	1.32%	NA	NA	109	-0.03%

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Association versus the Peer Group. In terms of balance sheet composition, Home Federal's interest rate risk characteristics were considered to be less favorable than the Peer Group. The Association's equity-to-assets and IEA/IBL ratios were somewhat lower than the Peer Group, thereby implying a greater dependence on the yield-cost spread to sustain the net interest margin for the Association. The Association also reported a higher level of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Association with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Association's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Home Federal and the Peer Group. The relative fluctuations in the Association's net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Home Federal was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Association's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Home Federal's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Association. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2011 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009
				(change in net interest income is annualized in basis points)					
Home FS&LA of Ashland, KY	9.6%	104.9%	6.0%	31	12	-57	-13	26	17
All Public Companies	11.3%	106.5%	6.7%	0	0	0	1	4	6
State of KY	14.6%	113.3%	8.3%	-2	4	8	-5	14	6
Comparable Group									
Averages	13.5%	111.7%	4.7%	9	12	7	10	6	4
Medians	10.7%	109.7%	5.4%	9	9	5	7	6	7
Comparable Group									
AFCB Athens Bancshares, Inc. of TN	17.4%	114.9%	6.8%	9	28	2	9	2	-18
FFDF FFD Financial Corp. of Dover OH	8.9%	107.4%	2.9%	-15	18	1	5	31	0
FABK First Advantage Bancorp of TN	19.7%	119.7%	4.6%	10	11	5	13	16	18
LSBI LSB Fin. Corp. of Lafayette IN	9.8%	105.8%	5.3%	17	-7	19	18	14	16
LABC Louisiana Bancorp, Inc. of LA	18.8%	122.4%	1.8%	-5	-3	-5	1	-3	8
MFLR Mayflower Bancorp, Inc. of MA	8.6%	102.5%	6.7%	3	-3	4	-3	5	34
OBAF OBA Financial Serv. Inc. of MD	22.7%	123.6%	5.4%	8	21	27	48	6	-21
RIVR River Valley Bancorp of IN	8.3%	103.2%	6.5%	14	6	9	16	11	5
WVFC WVS Financial Corp. of PA	11.5%	112.0%	1.7%	44	60	16	-5	-4	-10
WAYN Wayne Savings Bncshrs of OH	8.9%	105.4%	5.4%	1	-11	-6	-2	-19	9

NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Association's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Home Federal's operations and financial condition; (2) monitor Home Federal's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Association and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Home Federal's value, or Home Federal's value alone. To the extent a change in factors impacting the Association's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Association and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Association relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Association coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Association's and the Peer Groups' financial strengths are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Home Federal's and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a slightly higher concentration of loans and a substantially higher degree of diversification into higher risk and higher yielding types of loans. In comparison to the Peer Group, the Association's interest-earning asset composition provided for a slightly lower yield earned on interest-earning assets and a lower risk weighted assets-to-assets ratio. Home Federal's funding composition indicated a higher proportion of deposits and a lower proportion of borrowings than the comparable Peer Group ratios, however the Association maintain an overall higher cost of funds than the Peer Group). As a percent of assets, Home Federal maintained a similar level of interest-earning assets and higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a higher IEA/IBL ratio for the Peer Group compared to the Association. After factoring in the impact of the net stock proceeds, the Association's IEA/IBL ratio will be more in line with the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Association's ratio of REO was lower than the Peer Group average, while total NPAs as a percent of total assets were lower than the comparable Peer Group average. Loss reserves as a percent loans were lower for Home Federal, while reserve coverage ratios were higher than the Peer Group. Net loan charge-offs were lower for Home Federal, while the Association's risk weighted assets-to-assets ratio was lower to the Peer Group's. Home Federal also reported lower loan diversification into higher risk loans (construction/land, commercial real estate, commercial business) than the Peer Group. The perceived credit risk in Home Federal's loan portfolio was deemed to be lower than the Peer Group based on loan composition. Overall, RP Financial concluded that credit quality was a slightly positive factor in our adjustment for financial condition.

- Balance Sheet Liquidity. Home Federal operated with a similar level of cash and investment securities relative to the Peer Group (33.9% of assets versus 31.7% for the Peer Group). Following the infusion of stock proceeds, the Association's cash and investments ratio is expected to increase as the proceeds will be initially deployed into investments. The Association's future borrowing capacity was considered to be similar to the Peer Group, given the only slightly lower level of borrowings currently maintained. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

- Funding Liabilities. Home Federal's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. Home Federal's funding costs were somewhat higher than the Peer Group average, indicating a higher cost market area. The Association does not maintain balances of wholesale deposits such as brokered or internet deposits. Total interest-bearing liabilities as a percent of assets were higher for the Association compared to the Peer Group's ratio, which was attributable to Home Federal's lower equity position. Following the stock offering, the increase in the Association's equity position should provide Home Federal with a lower ratio of interest-bearing liabilities as a percent of assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

- Equity. The Peer Group currently operates with a higher equity-to-assets ratio than the Association. Following the stock offering, Home Federal's pro forma equity position is expected to approximate the Peer Group's equity-to-assets ratio. The increase in the Association's pro forma capital position will result in a similar leverage potential for the Association and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Association's equity ratio will likely result in a lower ROE. On balance, RP Financial concluded that equity strength was a neutral factor in our adjustment for financial condition.

On balance, Home Federal's pro forma financial condition was comparable to the Peer Group's after considering the above factors and, thus, no valuation adjustment was applied for the Association's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. For the 12 months ended March 31, 2011, Home Federal reported net income of $2,155,000, or 0.75% of average assets, versus average and median net income of 0.52% and 0.54% of average assets for the Peer Group. The Peer Group recorded higher levels of net interest income, non-interest operating income and operating expenses, resulting in a higher core earnings stream. The Association reported higher funding costs than the Peer Group, along with lower yields on earning assets. The Association's higher reported net income ratio was largely due to the gain on sale (0.64% of average assets) recorded in connection with the sale of the MBS portfolio. Non-operating items had only a minimal impact on the Peer Group's earnings (a 0.18% of average assets gain). Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Association's bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company. The Association's higher reserve coverage ratios, which have resulted from higher provisions in the most recent two fiscal years, have impacted the income statement through higher loan loss provisions. However, the Peer Group can also be expected to experience expenses related to loan loss provisions and problem assets. On balance, RP Financial concluded that the Association's reported earnings were a neutral factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. As noted above, Home Federal's income statement was impacted by non-operating items, including the gain on the sale of the MBS portfolio, expenses related to the data processing conversion, and losses on REO operations. The Peer Group reported only minimal net non-operating income, on average. In comparison to the Peer Group, the Association operates with a lower net interest income ratio, a lower yield/cost spread, a lower operating expense ratio and a lower level of non-interest operating income. Core net income for the 12 months ended March 31, 2011 approximated $1.2 million, although the Association's core earnings run rate for the six months ended March 31, 2011 equaled $2.0 million. The Association's ratios for net interest income and operating expenses translated into an expense coverage ratio that was similar to the Peer Group's ratio (equal to 1.13x for the Association and 1.14x for the Peer Group). Similarly, the Association's efficiency ratio of 81.1% was

less favorable than the Peer Group's efficiency ratio of 75.1%. Total loss provisions had a smaller impact on the Association's income statement, and as noted above, the current levels of NPAs and/or the reserve coverage ratios for both the Association and Peer Group will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred.

Overall, the core earnings potential of the Association will be impacted by the expected earnings benefits the Association should realize from the redeployment of stock proceeds into interest-earning assets and the expenses associated with the ESOP and operations as a publicly-traded company. Based on the current core earnings rate of the Association, RP Financial concluded that this was a newtural factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Association's and the Peer Group's net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Association's net interest income ratios. Other measures of interest rate risk, such as equity and IEA/IBL ratios were less favorable for the Association compared to the Peer Group thereby indicating a higher dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Association with equity-to-assets and IEA/ILB ratios that will be more in line with the Peer Group ratios, as well as enhance the stability of the Association's net interest income ratio through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's most recent 12 month earnings stream (0.38% of average assets versus 0.23% of average assets for Home Federal). In terms of future exposure to credit quality related losses, Home Federal maintained a slightly lower concentration of assets in loans, and lending diversification into higher risk types of loans was lower for the Association. The risk weighed assets-to-assets ratio was also lower for the Association. Credit quality measures on balance were somewhat favorable for Home Federal, in terms of NPA ratios and reserve coverage ratios. Taking these factors into consideration, RP Financial concluded that credit risk was a slight positive factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. The Association maintained a somewhat lower interest rate spread than the Peer Group, which would indicate the level of net interest income ratio going forward. The infusion of stock proceeds will provide Home Federal with similar growth potential through leverage than currently maintained by the Peer Group. The Association's and Peer Group's similar operating expense ratios implies similar earnings growth potential and sustainability of earnings during periods when net interest income ratios come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. For the most recent 12 month period, the Association's ROE on a reported basis is higher than the Peer Group's ROE, although reported earnings were greatly enhanced by the non-operating income recorded. Following the increase in equity that will be realized from the infusion of net stock proceeds into the Association, Home Federal's pro forma ROE on a core earnings basis will be lower than the Peer Group's ratio. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Home Federal's pro forma core earnings strength was considered to be in line with the Peer Group and, thus, no valuation adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Home Federal's assets increased at an annual rate of 4.4% during the most recent 12 month period, while the Peer Group's assets decreased at an annual rate of 4.0% on average over the same time period. The Association's asset growth reflected a constant trend of growth recorded over the past four and one-half fiscal years in an effort to leverage the equity base and increase interest income and overall profitability. Seven of the 10 Peer Group companies reported declines in assets, with loans receivable increasing, on average and cash and investments declining. For Home Federal, loans increased while cash and investments declined. On a pro forma basis, Home Federal's tangible equity-to-assets ratio is expected to modestly exceed the Peer Group's tangible equity-to-assets ratio, indicating a moderate amount of additional leverage capacity for the Association. On balance, we concluded that a no valuation adjustment was warranted for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local markets served. Home Federal serves a small portion of the northeastern section of Kentucky through six office locations in three counties. The market area served is mainly rural in nature, with the city of Ashland the primary population center. The total population of the three county market area is 103,000. The majority of the Association's operating market area can be classified as rural, and the strength of the region's economy hinges primarily on manufacturing and services industries. In recent years, the economies in the Association's operating markets have experienced a downturn, although not as severe as the nationwide recession. Although there has been an increase in local unemployment, the Association's operating markets never experienced the frenzied economic growth that was prevalent in many areas of the country in the 2003-2007 period, and have therefore not experienced the recent significant downturn as many other "bubble" markets across the country. The demographic characteristics of the Association's market areas have also fostered a highly competitive banking environment, in which the Association competes against other community banks as well as institutions with a regional or national presence.

The Peer Group companies operate in a mix of urban, suburban and rural markets, with four of the Peer Group markets having relatively large population bases in large metropolitan areas. The remaining six Peer Group members are headquartered in counties with relatively small populations that approximate the Association's market area population. Thus, the markets served by the Peer Group companies, on average, reflect somewhat higher population bases for potential customers, reflect greater historical population growth and higher per capita income compared to Boyd County. The average and median deposit market shares maintained by the Peer Group companies were similar to the Association's market share of deposits in Boyd County. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by Home Federal, while the growth potential in the markets served by the Peer Group companies was viewed to be somewhat more favorable. Summary demographic and deposit market share data for the Association and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, March 2011 unemployment rates for all but three of the markets served by the Peer Group companies were lower than the comparable unemployment rate for Boyd County. On balance, we concluded that a slight downward adjustment was appropriate for the Association's market area.

Table 4.1
Market Area Unemployment Rates
Home Federal and the Peer Group Companies(1)

	County	Mar. 2011 Unemployment
Home Federal - KY	Boyd	9.3%
Peer Group Average		8.3%
Athens Bancshares Corp. – TN	McMinn	11.5%
FFD Financial Corp. - OH	Tuscawaras	9.5
First Advantage Bancorp - TN	Montgomery	9.7
LSB Financial Corp. - IN	Tippecanoe	6.9
Louisiana Bancorp, Inc. – LA	Jefferson	7.5
Mayflower Bancorp, Inc. - MA	Plymouth	8.8
OBA Financial Services, Inc. - MD	Montgomery	5.0
River Valley Bancorp - IN	Jefferson	8.9
WVS Financial Corp. - PA	Allegheny	7.0
Wayne Savings Bancshares, Inc. - OH	Wayne	8.3

(1) Unemployment rates are not seasonally adjusted.
Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Association has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Seven of the 10 Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.50% to 5.10%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.01% as of June 3, 2011. As of June 3, 2011, 66% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.84%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Association has not established a definitive dividend policy prior to converting. The Association will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $15.2 million to $68.6 million as of June 3, 2011, with average and median market values of $33.7 million and $25.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.0 million to 4.6 million, with average and median shares outstanding of 2.6 million and 2.3 million, respectively. The Association's stock offering is expected to have a pro forma market value and number of shares outstanding that will be in between the average and median market values indicated for the Peer Group companies. Like the Peer Group companies, the Association's stock is expected to be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Association's public stock will have a similar trading market as the Peer Group companies on average and, therefore, concluded that no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Home Federal (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Kentucky. All three of these markets were considered in the valuation of the Association's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Volatility in the broader stock market continued to prevail in early-June. A rebound in energy shares provided for the third biggest daily gain in the DJIA for 2010, which was followed by a one day decline of over 300 points in the DJIA as weaker than expected employment numbers for May sent the DJIA to a close below 10000. The DJIA rallied back over 10000 in mid-June, as stocks were boosted by upbeat comments from the European Central Bank, a rebound in energy stocks, tame inflation data and some regained confidence in the global economic recovery. Weak housing data for May and persistent worries about the global economy pulled stocks lower in late-June. The DJIA closed out the second quarter of 2010 at a new low for the year, reflecting a decline of 10% for the second quarter.

A disappointing employment report for June 2010 extended the selling during the first week of July. Following seven consecutive days of closing lower, the DJIA posted a gain as bargain hunters entered the market. Some strong earnings reports at the start of second quarter earnings season and upbeat data on jobs supported a seven day winning streak in the broader stock market and pushed the DJIA through the 10000 mark going into mid-July. Renewed concerns about the economy snapped the seven day winning streak in the DJIA, although losses in the broader stock market were pared on news that Goldman Sachs reached a settlement with the SEC. Stocks slumped heading into the second half of July, as Bank of America and Citigroup reported disappointing second quarter earnings and an early-July consumer confidence report showed that consumers were becoming more pessimistic. Favorable second quarter earnings supported a rally in the broader stock market in late-July, with the DJIA moving back into positive territory for the year. Overall, the DJIA was up 7.1% for the month of July, which was its strongest performance in a year.

Better-than-expected economic data helped to sustain the stock market rally at the beginning of August 2010, but stocks eased lower following the disappointing employment report for July. Stocks skidded lower heading into mid-August, as investors dumped stocks amid worries over slowing economic growth. The downturn in the broader stock market accelerated in the second half of August, as a number of economic reports for July showed the economy was losing momentum which more than overshadowed a pick-up in merger activity. The DJIA had its worst August in nearly a decade, with the DJIA showing a loss of over 4% for the month. Stocks rebounded in the first half of September, as a favorable report on manufacturing activity in August and a better-than-expected employment report for August supported gains in the broader stock market. News of more takeovers, robust economic growth in China and passage of new global regulations for how much capital banks must maintain extended the rally into the third week of September, as the DJIA moved to a one month high. Despite a favorable report for August retail sales, worries about the European economy snapped a four day winning streak in the DJIA in mid-September. The DJIA closed higher for the third week in row heading into the second half of September, as stocks edged higher on positive earnings news coming out of the technology sector and merger activity. The positive trend in stock market continued for a fourth consecutive week in late-September, as investors viewed a rise in August business spending as a sign the recovery was on firmer ground. Stocks closed out the third quarter trading slightly lower on profit taking, but overall the DJIA showed a gain of 10.4% for the quarter and, thereby, reversing losses suffered in the second quarter.

Stocks leapt to a five-month high at the start of the fourth quarter of 2010, as investors responded to signals that the Federal Reserve was poised to step in to prop up the U.S. economy. September employment data, which showed a loss of jobs and no change in the unemployment rate, translated into a mixed trading market ahead of third quarter earnings season kicking into high gear. Stocks traded unevenly in the second half of October, as investors responded to generally favorable third quarter earnings reports and concerns that the foreclosure crisis could spread into the overall economy. The DJIA surged to a two-year high in early-November, as investors were encouraged by the Federal Reserve's plan to support the economy and better-than-expected job growth reflected in the October employment report. Stocks reversed course heading into mid-November, amid concerns over Europe's debt problems, the potential impact of the Federal Reserve's stimulus plan and slower growth in China. A favorable report on jobless claims hitting a two year low helped stocks to rebound heading into late-November, which was followed by a downturn as investors remained concern about the debt crisis in Europe. Stocks rebounded in early-December, based on news reports that U.S. consumers felt more upbeat about the economic outlook, U.S. exports in October surged to their highest level in more than two years and retail sales increased in November. Stocks also benefitted from a pickup in merger activity heading into mid-December. The DJIA moved to a two year high ahead of the Christmas holiday, with financial stocks leading the broader market higher as some announced bank mergers heightened acquisition speculation for the sector.

The broader stock market started 2011 on an upswing, fueled by reports of manufacturing activity picking up in December. Weaker than expected job growth reflected in the December employment report pulled stocks lower to close out the first week in 2011. A favorable fourth quarter earnings report by J.P. Morgan and data confirming strength in the manufacturing sector helped stocks to rebound in mid-January, with the DJIA moving to its highest close since June 2008. The positive trend in the broader stock market was sustained in late-January, which was followed by a one day sell-off as political unrest in Egypt rattled markets around the world. The DJIA ended up 2.7% for the month of January, which was its strongest January in 14 years. Stocks continued to trade higher through the first two weeks of February, as the DJIA closed higher for eight consecutive trading sessions. Strong manufacturing data for January, merger news and some favorable fourth quarter earnings reports helped to sustain the rally in the broader stock market. News that Egypt's President resigned further boosted stocks heading into mid-February. A strong report on manufacturing activity in the Mid-Atlantic region lifted the DJIA to a fresh two and one-half year high in mid-February, which was followed by a sell-off as stocks tumbled worldwide on worries over escalating violence in Libya.

Stocks recovered in late-February, as oil prices stabilized. Volatility was evident in the broader stock market in early-March, as investors reacted to some strong economic reports mixed with concerns about Middle East tensions and surging oil prices. Stocks climbed to close out the second week of March, as some companies benefited from expectations that the rebuilding efforts in Japan following the earthquake and tsunami would positively impact their earnings. However, fears of a Japanese nuclear disaster drove stocks down around the world in mid-March. Announcements by some large banks of intentions to increase dividends, gains in energy companies and encouraging earnings news coming out of the technology sector contributed to gains in the broader market heading into late-March. Telecom stocks led the market higher in late-March, based on expectations of more consolidation in that sector. Overall, the DJIA gained 6.4% in the first quarter, which was its best first quarter performance in twelve years.

Stocks started out the second quarter of 2011 with gains, as investors were heartened by the March employment report which showed signs of stronger job creation and the lowest unemployment rate in two years. Investors exercised caution in early-April ahead of the potential shutdown of the U.S. Government, which provided for a narrow trading range in the broader stock market. Worries about the high cost of raw materials undercutting growth prospects and some favorable economic reports translated into a mixed stock market performance in mid-April. Strong first quarter earnings reports posted by some large technology stocks helped to lift the DJIA to a multi-year high going into the second half of April. Stocks rose following the Federal Reserve's late-April meeting, based on indications that the Federal Reserve would not be increasing rates anytime soon. Disappointing earnings reports and lackluster economic data pressure stocks lower ahead of the April employment report. Stronger than expected job growth reflected in April employment data, along with a pick-up in deal activity, helped stocks to rebound heading into mid-May. Worries about Greece's debt problems and a slowdown in the global economic recovery pulled stocks lower in mid-May. The downturn in the broader stock market continued through the end of May and into the first week of June, as the DJIA declined for five consecutive weeks on mounting evidence that the economic recovery was losing steam. On June 3, 2011, the DJIA closed at 12151.26 or 5.0% higher year-to-date and 18.5% higher from one year ago. The NASDAQ closed at 2732.78, or 3.0% higher year-to-date and 18.7% higher from one year ago.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. Some positive economic reports provided a boost to thrift stocks at the start of June 2010, which was followed a sharp decline in the sector on the disappointing employment report for May 2010. Gains in the broader stock market provided a boost to thrift stocks as well heading in mid-June 2010. Weaker-than-expected housing data for May 2010 and uncertainty surrounding the final stages of the financial reform legislation pressured thrift stocks lower in late-June.

Thrift stocks declined along with the broader stock market at the start of the third quarter of 2010, as home sales in May declined sharply following the expiration of a special tax credit for home buyers. A report showing that home loan delinquencies increased in May further depressed thrift stocks, while the broader market moved higher on more attractive valuations. Financial stocks helped to lead the stock market higher through mid-July, as State Street projected a second quarter profit well above analysts' forecasts which fueled a more optimistic outlook for second quarter earnings reports for the financial sector in general. Thrift stocks retreated along with the financial sector in general in mid-July, as investors reacted to disappointing retail sales data for June and weaker than expected second quarter earnings results for Bank of America and Citigroup which reflected an unexpected drop in their revenues. Some favorable second quarter earnings reports, which included improving credit quality measures for some institutions, helped to lift the thrift sector in late-July and at the beginning of August. Thrift stocks pulled back along with the broader market on weak employment data for July, which raised fresh concerns about the strength of the economy and the risk of deflation. The sell-off in thrift stocks became more pronounced in the second half of August, with signs of slower growth impacting most sectors of the stock market. Thrift stocks were particularly hard hit by the dismal housing data for July, which showed sharp declines in both existing and new home sales.

August employment data coming in a little more favorable than expected boosted the thrift sector in early-September, which was followed by a narrow trading range into mid-September. Financial stocks in general posted gains in mid-September after global regulators gave banks eight years to meet tighter capital requirements, but then slipped lower going into the second half of September on mixed economic data. The thrift sector traded in a narrow range during the second half of September, with financial stocks in general underperforming the broader stock market during the third quarter. The divergence in the performance of financial stocks from the broader stock market was attributed to factors such as the uncertain impact of financial reform legislation would have on the earnings of financial institutions and ongoing problems resulting from the collapse of the U.S. housing market.

The weak employment report for September 2010 and growing concerns about the fallout of alleged foreclosure abuses weighed on bank and thrift stocks during the first half of October, as financial stocks continued to underperform the broader stock market. Some better-than-expected earnings reports provided a slight boost to bank and thrift stocks heading into the second half of October, which was followed by a downturn in late-October on lackluster economic data. Financial stocks led the market higher in early-November, which was supported by the Federal Reserve's announcement that it would purchase $600 billion of Treasury bonds over the next eight months to stimulate the economy. Profit taking and weakness in the broader stock market pulled thrift stocks lower heading into mid-November. Ongoing concerns about debt problems in Ireland, weak housing data for home sales in October and a widening insider trading investigation by the U.S. government pressured financial stocks lower heading into late-November. Favorable reports for retail sales and pending home sales helped thrift stocks move higher along with the broader stock market in early-December. Expectations of a pick-up in merger activity in the financial sector contributed to gains in the thrift sector as well during the second week of December. A report showing a rise in consumer confidence in early-December also provided a modest boost to thrift stocks heading into mid-December. Thrifts stocks benefitted from announced bank deals in the final weeks of 2010, as investors bet on an increase in financial sector merger activity in 2011.

Thrift stocks rallied along with the broader stock market at the start of 2011, as investors were encouraged by data that suggested the economic recovery was strengthening. A strong fourth quarter earnings report posted by J.P. Morgan supported gains in the financial sector in mid-January, which was followed by a downturn heading into late-January as some large banks reported weaker than expected earnings. Thrift stocks traded higher along with the broader stock market into mid-February, as financial stocks benefitted from some favorable fourth quarter earnings reports coming out of the financial sector. Financial stocks also benefitted from a rally in mortgage insurer stocks, which surged on a government proposal to shrink the size of FHA. Thrift stocks faltered along with the broader market heading into late-February, as investors grew wary of mounting violence in Libya. A report that December home prices fell to new lows in eleven major metropolitan areas further contributed to the pullback in thrift prices. Thrift prices rebounded along with the broader market in late-February. Higher oil prices and profit taking pressured thrift stocks lower in early-March. News that Bank of America was planning to increase its dividend lifted financial stocks in general in the second week of March, which was followed by a downturn amid a pullback in the broader stock market. Thrift stocks advanced on announced plans by some large banks to increase their dividends following the Federal Reserve's completion of its "stress test", which was followed by a slight pullback in thrift stocks heading into late-March. Home sales data for February showing sharp drop-offs in new and existing home sales contributed to decline in thrift prices. An upward revision to fourth quarter GDP helped thrift stocks to rebound slightly in late-March.

The favorable employment report for March 2011 helped thrift stocks advance along with the broader stock at the start of the second quarter of 2011. Financial stocks outpaced the broader market in early-April, based on improving conditions for the larger banks and then eased lower on growing concerns about the potential shutdown of the U.S. Government. Mixed first quarter earnings reports, which included lower first quarter revenues reported by nation's largest banks, pressured thrift stocks lower going into the second half of April. The Federal Reserve's announcement that it will keep interest rates low for the foreseeable helped to thrift stocks in late-April. Thrift stocks lagged the broader stock market heading into mid-May, as weak housing data continued to weigh on the sector. Most notably, home prices fell 3% in the first quarter of 2011, the steepest drop since 2008. Moody's continued negative outlook on the American banking system weighed on thrift stocks as well in mid-May. After trading in a narrow range during the second half of May, bank and thrift stocks led the broader market lower in early-June as economic data suggested that the recovery was losing momentum. A decline in first quarter home prices and a drop-off in home sale in April hurt the thrift sector as well. On June 3, 2011, the SNL Index for all publicly-traded thrifts closed at 541.61, a decrease of 4.1% from one year ago and a decrease of 8.5% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Association's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, three standard conversions and one second-step conversion offerings have been completed during the past three months. The standard conversion offerings are considered to be more relevant for Home Federal's pro forma pricing. The average closing pro forma price/tangible book ratio of the three recent standard conversion offerings equaled 53.7%. On average, the three standard conversion offerings reflected price appreciation of 14.1% after the first week of trading. As of June 3, 2011, the three recent standard conversion offerings reflected a 9.8% increase in price on average. It should be noted, that the average NPAs/assets ratio of the three recent standard conversions was 2.69%, and one had negative pro forma core earnings.

Shown in Table 4.3 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange, one of which was a second-step offering. The current P/TB ratio of the fully-converted standard conversion equaled 68.41%, based on closing stock prices as of June 3, 2011.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Home Federal's stock price of recently completed and pending acquisitions of other thrift institutions operating in Kentucky. As shown in Exhibit IV-4, there were five Kentucky thrift acquisitions completed from the beginning of 2003 through June 3, 2011, and there is currently one acquisition pending of a Kentucky savings institution. To the extent that acquisition speculation may impact the Association's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Association's market and, thus, are subject to the same type of acquisition speculation that may influence Home Federal's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Home Federal's stock would tend to be less compared to the stocks of the Peer Group companies.

Table 4.2
Pricing Characteristics and After-Market Trends
Conversions Completed in Last 3 Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans				
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Div. Yield (%)
Standard Conversions																	
Franklin Financial Corp. - VA*	4/28/11	FRNK-NASDAQ	$ 981	13.20%	2.73%	43%	$ 138.9	100%	132%	1.7%	C/S	1%/3%	8.0%	4.0%	10.0%	3.0%	0.00%
Sunshine Financial, Inc. - FL	4/6/11	SSNF-OTC-BB	$ 150	10.03%	3.75%	33%	$ 12.3	100%	118%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%
Fraternity Comm Bancorp, Inc. - MD	4/1/11	FRTR-OTC-BB	$ 170	9.42%	1.58%	196%	$ 15.9	100%	132%	5.0%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%
Averages - Standard Conversions:			**$ 433**	**10.88%**	**2.69%**	**91%**	**$ 55.7**	**100%**	**127%**	**4.6%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**2.9%**	**0.00%**
Medians - Standard Conversions:			**$ 170**	**10.03%**	**2.73%**	**43%**	**$ 15.9**	**100%**	**132%**	**5.0%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**2.8%**	**0.00%**
Second Step Conversions																	
Rockville Financial New, Inc., - CT* (1)	3/4/11	RCKB-NASDAQ	$ 1,649	10.56%	1.07%	122%	$ 171.1	58%	132%	1.9%	N.A.	N.A.	4.0%	3.8%	9.5%	0.4%	0.00%
Averages - Second Step Conversions:			**$ 1,649**	**10.56%**	**1.07%**	**122%**	**$ 171.1**	**58%**	**132%**	**1.9%**	**N.A.**	**N.A.**	**4.0%**	**3.8%**	**9.5%**	**0.4%**	**0.00%**
Medians - Second Step Conversions:			**$ 1,649**	**10.56%**	**1.07%**	**122%**	**$ 171.1**	**58%**	**132%**	**1.9%**	**N.A.**	**N.A.**	**4.0%**	**3.8%**	**9.5%**	**0.4%**	**0.00%**
Averages - All Conversions:			**$ 590**	**10.80%**	**2.28%**	**99%**	**$ 84.5**	**89%**	**128%**	**4.0%**	**N.A.**	**N.A.**	**7.0%**	**3.9%**	**9.9%**	**2.3%**	**0.00%**
Medians - All Conversions:			**$ 575**	**10.30%**	**2.16%**	**83%**	**$ 77.4**	**100%**	**132%**	**3.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**2.8%**	**0.00%**

Institution	Pro Forma Data: Pricing Ratios(3)(6)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 6/3/11 ($)	% Chge (%)
Standard Conversions															
Franklin Financial Corp. - VA*	57.3%	50.5x	13.0%	0.3%	22.7%	1.1%	$10.00	$11.97	19.7%	$11.77	17.7%	$11.96	19.6%	$11.93	19.3%
Sunshine Financial, Inc. - FL	49.3%	61.2x	7.7%	0.1%	15.6%	0.8%	$10.00	$11.25	12.5%	$11.00	10.0%	$11.40	14.0%	$11.00	10.0%
Fraternity Comm Bancorp, Inc. - MD	54.4%	NM	8.7%	-0.6%	16.0%	-3.7%	$10.00	$11.00	10.0%	$11.17	11.7%	$11.00	10.0%	$10.00	0.0%
Averages - Standard Conversions:	**53.7%**	**55.8x**	**9.8%**	**-0.1%**	**18.1%**	**-0.6%**	**$10.00**	**$11.41**	**14.1%**	**$11.31**	**13.1%**	**$11.45**	**14.5%**	**$10.98**	**9.8%**
Medians - Standard Conversions:	**54.4%**	**55.8x**	**8.7%**	**0.1%**	**16.0%**	**0.8%**	**$10.00**	**$11.25**	**12.5%**	**$11.17**	**11.7%**	**$11.40**	**14.0%**	**$11.00**	**10.0%**
Second Step Conversions															
Rockville Financial New, Inc., - CT* (1)	91.0%	27.87	16.4%	0.6%	18.0%	3.3%	$10.00	$10.60	6.0%	$10.65	6.5%	$10.50	5.0%	$9.44	-5.6%
Averages - Second Step Conversions:	**91.0%**	**27.9x**	**16.4%**	**0.6%**	**18.0%**	**3.3%**	**$10.00**	**$10.60**	**6.0%**	**$10.65**	**6.5%**	**$10.50**	**5.0%**	**$9.44**	**-5.6%**
Medians - Second Step Conversions:	**91.0%**	**27.9x**	**16.4%**	**0.6%**	**18.0%**	**3.3%**	**$10.00**	**$10.60**	**6.0%**	**$10.65**	**6.5%**	**$10.50**	**5.0%**	**$9.44**	**-5.6%**
Averages - All Conversions:	**63.0%**	**46.5x**	**11.4%**	**0.1%**	**18.0%**	**0.4%**	**$10.00**	**$11.21**	**12.1%**	**$11.15**	**11.6%**	**$11.22**	**12.2%**	**$10.59**	**5.9%**
Medians - All Conversions:	**55.9%**	**50.5x**	**10.8%**	**0.2%**	**17.0%**	**1.0%**	**$10.00**	**$11.13**	**11.3%**	**$11.09**	**10.9%**	**$11.20**	**12.0%**	**$10.50**	**5.0%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

June 3, 2011

Table 4.3
Market Pricing Comparatives
Prices As of June 3, 2011

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book													Reported		Core	
Financial Institution	Price/ Share(1)	Market Value	12 Month EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	$10.96	$292.21	($0.01)	$13.20	19.07x	83.37%	10.26%	91.23%	19.97x	$0.22	1.83%	29.24%	$2,642	12.09%	11.39%	3.92%	0.07%	1.46%	0.00%	0.77%
Converted Last 3 Months (no MHC)	$10.69	$224.56	$0.28	$14.42	39.72x	75.65%	15.08%	75.79%	NM	$0.13	1.38%	0.00%	$1,501	20.18%	20.16%	2.28%	0.20%	1.89%	0.45%	3.26%
Converted Last 3 Months (no MHC)																				
FRNK Franklin Financial Corp. of VA	$11.93	$170.63	$0.20	$17.44	NM	68.41%	15.50%	68.41%	NM	$0.00	0.00%	0.00%	$1,101	22.67%	22.67%	3.83%	-0.09%	-0.40%	0.26%	1.15%
RCKB Rockville Fin. New, Inc. of CT	$9.44	$278.49	$0.36	$11.39	33.71x	82.88%	14.66%	83.17%	26.22x	$0.26	2.75%	NM	$1,900	17.69%	17.64%	0.72%	0.49%	4.17%	0.63%	5.37%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Association's management team appears to have experience and expertise in all of the key areas of the Association's operations. Exhibit IV-5 provides summary resumes of the Association's Board of Directors and senior management. The Board and senior management have been effective in implementing an operating strategy that can be well managed by the Association's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, Home Federal will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Association's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Association's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
Home Federal Savings and Loan Association

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Association's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Association's prospectus for the effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Association's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Association; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Association will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of June 3, 2011, the pro forma market value of the Association's full conversion offering equaled $25,500,000 at the midpoint, equal to 2,550,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Association's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Association reported net income of $2,155,000 for the 12 months ended March 31, 2011. Home Federal's income statement for the latest fiscal year also included a number of non-operating income or expense items, such as gains on the sale of MBS ($2,269,000), losses on the sale of REO ($112,000) and data processing conversion costs ($650,000). As shown below, on a tax affected basis, assuming an effective marginal tax rate of 34.0% for the earnings adjustments, the Bank's core earnings were determined to equal $1,160,000 for the 12 months ended March 31, 2011. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.5
Derivation of Core Earnings
Home Federal Savings and Loan Association

	Amount ($000)
Net income (loss)	$2,155
Less: Gain on sale of MBS (1)	(1,498)
Addback: Data Processing Conversion Costs (1)	429
Addback: Loss on Sale of REO (1)	74
Core earnings estimate	$1,160

(1) Tax effected at 34.0%.

Based on the Association's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Association's pro forma reported and core P/E multiples at the $25.5 million midpoint value equaled 12.01 times and 22.60 times, respectively, which provided for a discount of 33.65% and a premium of 9.3% relative to the Peer Group's average reported and core P/E multiples of 18.10 times and 20.67 times, respectively (see Table 4.6). In comparison to the Peer Group's median reported and core earnings multiples which equaled 13.89 times and 21.04 times, respectively, the Association's pro forma reported and core P/E multiples at the midpoint value indicated a discount of 13.53% and a premium of 7.4%, respectively. At the top of the super range, the Association's reported and core P/E multiples equaled 15.92 times and 30.02 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected a discount of 12.04% and a premium of 45.23%, respectively. In comparison to the Peer Group's median reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected premiums of 14.61% and 42.68%, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Association's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Association's pro forma book value. Based on the $25.5 million midpoint valuation, the Association's pro forma P/B and P/TB ratios both equaled 51.95% (see Table 4.6). In comparison to the average P/B and P/TB ratios for the Peer Group of 78.04% and 78.50%, the Association's ratios reflected a discount of 33.43% on a P/B basis and a discount of 33.82% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 78.72%, the Association's pro forma P/B and P/TB ratios at the

Table 4.6
Public Market Pricing
Home FS&LA of Ashland, KY and the Comparables
As of June 3, 2011

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Home FS&LA of Ashland, KY																				
Superrange	$ 10.00	$33.72	$0.33	$16.65	15.92x	60.06%	10.46%	60.06%	30.02x	$0.00	0.00%	0.00%	$323	17.42%	17.42%	0.57%	0.66%	3.77%	0.35%	2.00%
Maximum	$ 10.00	$29.33	$0.38	17.87	13.83x	55.96%	9.20%	55.96%	26.04x	$0.00	0.00%	0.00%	319	16.44%	16.44%	0.58%	0.67%	4.05%	0.35%	2.15%
Midpoint	$ 10.00	$25.50	$0.44	19.25	12.01x	51.95%	8.08%	51.95%	22.60x	$0.00	0.00%	0.00%	315	15.57%	15.57%	0.58%	0.67%	4.32%	0.36%	2.30%
Minimum	$ 10.00	$21.68	$0.52	21.13	10.20x	47.33%	6.94%	47.33%	19.17x	$0.00	0.00%	0.00%	312	14.67%	14.67%	0.59%	0.68%	4.64%	0.36%	2.47%
All Non-MHC Public Companies(7)																				
Averages	$11.45	$331.18	($0.05)	$14.33	17.81x	78.18%	9.47%	85.85%	19.40x	$0.23	1.75%	28.93%	$2,828	11.91%	11.23%	3.85%	0.05%	1.41%	-0.04%	0.65%
Medians	$11.79	$65.15	$0.33	$13.81	16.08x	78.55%	8.63%	84.76%	17.18x	$0.20	1.48%	0.00%	$918	10.92%	9.69%	2.60%	0.41%	3.44%	0.29%	3.08%
All Non-MHC State of KY(7)																				
Averages	$8.00	$58.69	($0.13)	$12.29	33.33x	65.09%	5.46%	65.57%	0.00x	$0.32	4.00%	0.00%	$1,074	10.08%	10.02%	2.11%	0.16%	1.65%	-0.09%	-0.89%
Medians	$8.00	$58.69	($0.13)	$12.29	33.33x	65.09%	5.46%	65.57%	0.00x	$0.32	4.00%	0.00%	$1,074	10.08%	10.02%	2.11%	0.16%	1.65%	-0.09%	-0.89%
Comparable Group Averages																				
Averages	$12.98	$33.70	$0.56	$16.65	18.10x	78.04%	10.51%	78.50%	20.67x	$0.26	2.01%	30.99%	$316	13.53%	13.47%	2.26%	0.51%	4.48%	0.39%	3.32%
Medians	$14.09	$25.24	$0.65	$17.15	13.89x	78.72%	7.40%	78.72%	21.04x	$0.20	1.69%	34.90%	$333	10.65%	10.65%	1.32%	0.54%	4.52%	0.32%	3.51%
Peer Group																				
AFCB Athens Bancshares, Inc. of TN	$13.36	$34.11	$0.71	$19.51	19.36x	68.48%	12.00%	69.04%	18.82x	$0.20	1.50%	28.99%	$284	17.56%	17.44%	3.02%	0.63%	3.53%	0.64%	3.63%
FFDF FFD Financial Corp. of Dover OH	$15.00	$15.18	$0.93	$18.50	10.56x	81.08%	7.21%	81.08%	16.13x	$0.68	4.53%	47.89%	$211	8.89%	8.89%	1.53%	0.70%	7.79%	0.46%	5.10%
FABK First Advantage Bancorp of TN	$12.50	$51.34	$0.21	$16.37	29.76x	76.36%	15.02%	76.36%	NM	$0.20	1.60%	47.62%	$342	19.68%	19.68%	1.10%	0.50%	2.55%	0.25%	1.28%
LSBI LSB Fin. Corp. of Lafayette IN	$15.97	$24.82	$0.69	$23.04	13.89x	69.31%	6.82%	69.31%	23.14x	$0.00	0.00%	0.00%	$364	9.84%	9.84%	5.44%	0.48%	5.10%	0.29%	3.06%
LABC Louisiana Bancorp, Inc. of LA	$15.45	$55.98	$0.60	$16.83	22.07x	91.80%	17.25%	91.80%	25.75x	$0.00	0.00%	0.00%	$324	18.79%	18.79%	0.64%	0.78%	3.94%	0.67%	3.38%
MFLR Mayflower Bancorp, Inc. of MA	$8.70	$18.04	$0.40	$10.21	13.38x	85.21%	7.31%	85.21%	21.75x	$0.24	2.76%	36.92%	$247	8.58%	8.58%	NA	0.54%	6.44%	0.33%	3.96%
OBAF OBA Financial Serv. Inc. of MD	$14.81	$68.56	$0.17	$17.47	NM	84.77%	19.26%	84.77%	NM	$0.00	0.00%	0.00%	$356	22.72%	22.72%	0.97%	0.23%	1.04%	0.22%	0.98%
RIVR River Valley Bancorp of IN	$16.47	$24.94	$0.81	$18.02	12.20x	91.40%	6.44%	91.65%	20.33x	$0.84	5.10%	62.22%	$387	8.34%	8.32%	4.53%	0.53%	6.40%	0.32%	3.84%
WVFC WVS Financial Corp. of PA	$9.00	$18.52	$0.33	$13.78	30.00x	65.31%	7.49%	65.31%	27.27x	$0.16	1.78%	53.33%	$247	11.46%	11.46%	0.88%	0.20%	2.19%	0.22%	2.41%
WAYN Wayne Savings Bncshrs of OH	$8.50	$25.53	$0.70	$12.74	11.64x	66.72%	6.26%	70.42%	12.14x	$0.24	2.82%	32.88%	$408	9.39%	8.94%	NA	0.54%	5.77%	0.52%	5.53%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

midpoint value reflected discounts of 34.01% on a P/B basis and a P/TB basis. At the top of the super range, the Association's P/B and P/TB ratios both equaled 60.06%. In comparison to the Peer Group's average P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the super range reflected discounts of 23.04% and 23.49%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the super range reflect a discount of 23.70%. RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Association's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $25.5 million midpoint of the valuation range, the Association's value equaled 8.08% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.51%, which implies a discount of 23.12% has been applied to the Association's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 7.40%, the Association's pro forma P/A ratio at the midpoint value reflects a premium of 9.19%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, there have been three recently completed standard conversion offerings, Franklin Financial Corp of VA, Sunshine Financial, Inc. of FL and Fraternity Community Bancorp of MD. In comparison to the average closing pro forma P/TB ratio of these offerings, 53.7%, the Association's P/TB ratio of 51.95% at the midpoint value reflects an implied discount of 3.3%. At the top of the superrange, the Association's P/TB ratio of 60.06% reflects an implied premium of 11.8% relative to the average closing pro forma P/TB ratio. The one recent standard conversion that is traded on NASDAQ reported a P/TB ratio, based on closing stock prices as of June 3, 2011, of 68.41%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of June 3, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $25,500,000 at the midpoint, equal to 2,550,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $21,675,000 and a maximum value of $29,325,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,167,500 at the minimum and 2,932,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $33,723,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,372,375. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.6 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
Home Federal Savings and Loan Association
Map of Branch Office Network

Exhibit I-1 Map of Branch Office Locations



Pushpins
Main Office
Branch Offices
Counties
Boyd County
Greenup County
Lawrence County
Portsmouth
New Boston
Sciotodale
Wheelersburg
Sugar Grove
Fullerton
South Shore
Franklin Furnace
OHIO
Vanceburg
Garrison
Greenup
Raceland
Ironton
Flatwoods
Coal Grove
1500 Carter Ave, Ashland, KY 41101
Greenup County
Westwood
Ashland
Proctorville
East Pea Ridge
South Point
Chesapeake
Huntington
Barboursville
Culloden
Cannonsburg
Westmoreland
Boyd County
Grayson
KENTUCKY
Upper Tygart
Olive Hill
Grahn
WEST VIRGINIA
Hamlin
Wayne
Sheridan
Willard
Webbville
Morehead
Fort Gay
Louisa
Sandy Hook
Isonville
Adams
Guyandotte
Harts
Lawrence County
Clifford
Flatgap
West Liberty
Crum
0 mi
10
20
30

EXHIBIT I-2
Home Federal Savings and Loan Association
Audited Financial Statements

[Incorporated by Reference]

Exhibit I-3
Poage Bankshares, Inc.
Key Operating Ratios

	At of For the Six Months Ended March 31,		At or For the Year Ended September 30,				
	2011	2010	2010	2009	2008	2007	2006
Performance Ratios:							
Return on average assets (4)	0.68%	0.74%	0.78%	0.58%	0.20%	0.04%	0.28%
Return on average equity (4)	7.12%	7.78%	8.14%	5.84%	1.91%	0.35%	2.35%
Interest rate spread (1)(4)	2.93%	3.21%	3.01%	2.71%	1.72%	1.55%	2.04%
Net interest margin (2)(4)	3.01%	3.31%	3.11%	2.85%	1.98%	1.85%	2.28%
Noninterest expense to average assets (4)	2.18%	2.30%	2.77%	2.29%	1.95%	2.04%	2.10%
Efficiency ratio (3)	68.49%	68.59%	69.05%	73.98%	91.46%	105.25%	91.86%
Average interest-earning assets to average interest-bearing liabilities	104.15%	104.63%	104.64%	104.99%	107.52%	107.78%	107.27%
Average equity to average assets	9.51%	9.47%	9.55%	9.89%	10.37%	11.23%	11.68%
Capital Ratios:							
Total risk-based capital to risk-weighted assets	20.41%	19.03%	19.76%	18.94%	23.03%	27.60%	31.06%
Tier 1 capital to risk-weighted assets	19.45%	18.45%	18.97%	18.52%	22.80%	27.42%	29.85%
Tier 1 capital to adjusted total assets	9.53%	9.28%	9.32%	8.98%	10.13%	11.26%	11.48%
Tangible capital to adjusted total assets	9.53%	9.28%	9.32%	8.98%	10.13%	11.26%	11.48%
Asset Quality Ratios:							
Allowance for loan losses as a percentage of total loans	0.74%	0.47%	0.62%	0.33%	0.23%	0.23%	0.25%
Allowance for loan losses as a percentage of nonperforming loans	105.86%	118.18%	50.85%	70.25%	65.80%	54.32%	19.18%
Net charge-offs (recoveries) to average outstanding loans during the period	0.07%	0.04%	0.04%	0.01%	0.02%	0.15%	0.10%
Non-performing loans as a percentage of total loans	0.71%	0.40%	1.21%	0.47%	0.34%	0.42%	1.32%
Non-performing assets as a percentage of total assets	0.63%	0.31%	0.84%	0.34%	0.22%	0.32%	0.67%
Other:							
Number of offices	6	6	6	6	6	5	5

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) Ratios for the six months ended March 31, 2011 and 2010 are annualized.

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-4
Poage Bankshares, Inc.
Investment Portfolio Composition

	At March 31, 2011		At September 30,					
			2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
				(In thousands)				
ecurities available for sale:								
U.S. Government agencies and government sponsored entities	$ 33,909	$ 33,663	$ 16,003	$ 16,024	$ —	$ —	$ —	$ —
Mortgage-backed securities:								
Government agency pass through	2,492	2,472	—	—	55,724	57,960	—	—
Other	—	—	—	—	503	508	—	—
State and political subdivisions	32,120	32,660	28,201	29,210	18,426	19,216	16,604	16,835
Total available for sale	68,521	68,795	44,204	45,234	74,653	77,684	16,604	16,835
ecurities held to maturity:								
U.S. Government agencies and government-sponsored entities	—	—	—	—	—	—	30,514	30,411
Mortgage-backed securities:	—	—						
Government agency pass through	—	—	—	—	—	—	53,579	53,542
Other	—	—	—	—	—	—	738	742
Total held to maturity	—	—	—	—	—	—	84,831	84,695
Total	$ 68,521	$ 68,795	$ 44,204	$ 45,234	$ 74,653	$ 77,684	$ 101,435	$ 101,530

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-5
Poage Bankshares, Inc.
Yields and Costs

	At March 31, 2011			For the Six Months Ended March 31,					
				2011			2010		
	Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield Cost
ts:									
terest-earning assets:									
Loans	$ 183,485	$ 5,548	6.05%	$ 183,087	$ 5,548	6.06%	$ 171,272	$ 5,422	6.3
Investment securities	68,795	821	2.39	67,920	821	2.42	74,546	1,716	4.6
FHLB stock	1,883	40	4.25	1,883	40	4.25	1,834	42	4.5
Other interest-earning assets	5,625	4	0.14	16,449	4	0.05	10,114	1	0.0
Total interest-earning assets	259,788	6,413	4.94%	269,339	6,413	4.76%	257,766	7,181	5.5
oninterest-earning assets	34,758			20,564			17,581		
Total assets	294,546			289,903			275,347		
ilities and equity:									
terest bearing liabilities:									
Interest bearing deposits:									
NOW, savings, money market and other	80,665	308	0.76	71,360	308	0.86	52,978	272	1.0
Certificates of deposit	155,356	1,630	2.10	158,891	1,630	2.05	155,300	2,090	2.6
Total interest-bearing deposits	236,021	1,938	1.64	230,251	1,938	1.68	208,278	2,362	2.2
HLB advances	26,832	428	3.19	28,366	428	3.02	38,081	550	2.8
Total interest bearing liabilities	262,853	2,366	1.80	258,617	2,366	1.83	246,359	2,912	2.3
-interest bearing liabilities:									
on-interest bearing deposits	1,198			1,000			14		
ccrued interest payable	157			488			697		
ther liabilities	2,108			2,225			2,198		
Total non-interest bearing liabilities	3,463			3,713			2,909		
etained earnings	28,049			27,158			25,285		
ccumulated other comprehensive income	181			415			794		
Total equity	28,230			27,573			26,079		
Total liabilities and equity	$ 294,546			$ 289,903			$ 275,347		
nterest income		4,047			4,047			4,269	
est rate spread			3.14%			2.93%			3.21%
nterest margin			3.12%			3.01%			3.31%
age interest-earning assets to average terest-bearing liabilities		98.83%			104.15%			104.63%	

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-5 (continued)
Poage Bankshares, Inc.
Yields and Costs

	For the Year Ended September 30,								
	2010			2009			2008		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:									
Interest-earning assets:									
Loans	$ 175,563	$ 10,985	6.26%	$ 141,430	$ 9,260	6.55%	$ 109,137	$ 6,337	5.81%
Investment securities	61,437	2,643	4.30	85,338	3,985	4.67	102,459	5,024	4.90
FHLB stock	1,858	83	4.47	1,834	87	4.74	1,810	103	5.69
Other interest-earning assets	23,825	18	0.08	7,505	10	0.13	961	151	15.71
Total interest-earning assets	262,683	13,729	5.23	236,107	13,342	5.65	2214,367	11,615	5.42
Noninterest-earning assets	18,606			16,601			11,363		
Total assets	281,289			252,708			225,730		
Liabilities and equity:									
Interest bearing liabilities:									
Interest bearing deposits:									
NOW, savings, money market and other	57,315	566	0.99	46,000	822	1.79	44,212	770	1.74
Certificates of deposit	157,351	3,947	2.51	148,293	4,873	3.29	136,640	6,379	4.67
Total interest-bearing deposits	214,666	4,513	2.10	194,293	5,695	2.93	180,852	7,149	3.95
FHLB advances	36,367	1,058	2.91	30,593	908	2.97	18,516	218	1.18
Total interest bearing liabilities	251,033	5,571	2.22	224,886	6,603	2.94	199,368	7,367	3.70
Non-interest bearing liabilities:									
Non-interest bearing deposits	407			27			43		
Accrued interest payable	636			860			1,248		
Other liabilities	2,342			1,937			1,667		
Total non-interest bearing liabilities	254,418			227,710			202,326		
Retained earnings	25,331			24,713			23,097		
Accumulated other comprehensive income	1,540			285			307		
Total equity	26,871			24,998			23,404		
Total liabilities and equity	281,289			252,708			225,730		
Net interest income		8,158			6,739			4,248	
Interest rate spread			3.01%			2.71%			1.72%
Net interest margin			3.11%		99	2.85%			1.98%
Average interest-earning assets to average interest-bearing liabilities		104.64%			104.99%			107.52%	

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-6

Poage Bankshares, Inc.
Loan Loss Allowance Activity

	Six Months Ended March 31,		Year Ended September 30,				
	2011	2010	2010	2009	2008	2007	2006
			(Dollars in thousands)				
Allowance at beginning of period	$ 1,134	$ 555	$ 555	$ 254	$ 176	$ 174	$ 236
Provision for loan losses	300	300	650	312	102	116	7
Charge offs:							
Real estate loans							
One- to four-family	62	36	48	20	24	114	72
Multi-family	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—
Construction and land	—	—	4	—	—	—	—
Commercial and industrial loans	—	—	—	—	—	—	—
Consumer loans:							
Home equity loans and lines of credit	—	—	—	—	—	—	—
Other	—	—	19	—	—	—	—
Total charge-offs	62	36	71	20	24	114	72
Recoveries:							
Real estate loans							
One- to four-family	—	—	—	(9)	—	—	(3)
Multi-family	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—	—	—
Consumer loans:							
Home equity loans and lines of credit	—	—	—	—	—	—	—
Motor vehicle	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total recoveries	—	—	—	(9)	—	—	(3)
Net charge-offs (recoveries)	62	36	71	11	24	114	69
Allowance at end of period	1,372	819	1,134	555	254	176	174
Allowance to nonperforming loans	105.86%	118.18%	50.85%	70.25%	65.80%	54.32%	19.18%
Allowance to total loans outstanding at the end of the period	0.74%	0.47%	0.62%	0.33%	0.23%	0.23%	0.25%
Net charge-offs (recoveries) to average loans outstanding during the period	0.07%	0.04%	0.04%	0.01%	0.02%	0.15%	0.10%

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-7
Poage Bankshares, Inc.
Interest Rate Risk Analysis

Change in Rates	Net Portfolio Value (Dollars in thousands)			NPV as % of PV of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
+300 bp	32,409	(9,477)	(23)%	11.03%	(243)bp
+200 bp	36,893	(4,993)	(12)%	12.26%	(119)bp
+100 bp	40,313	(1,573)	(4)%	13.13%	(32)bp
+50 bp	41,305	(581)	(1)%	13.35%	(10)bp
0 bp	41,886	—	—	13.45%	—
-50 bp	42,282	396	1%	13.50%	5bp
-100 bp	43,281	1,395	3%	13.74%	28bp

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-8
Poage Bankshares, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After March 31, 2012		
	Fixed	Adjustable	Total
		(In thousands)	
Real Estate:			
One- to four-family	$ 97,167	$ 52,546	$ 149,713
Multi-family and commercial real estate	5,946	5,429	11,375
Construction and land	1,048	—	1,048
Total real estate loans	104,161	57,975	162,136
Consumer and other loans:			
Consumer	8,056	1,823	9,879
Home equity lines-of-credit	2,916	2,161	5,077
Commercial business	698	1,113	1,811
Total consumer and other loans	11,670	5,097	16,767
Total	$ 115,831	$ 63,072	$ 178,903

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-9
Poage Bankshares, Inc.
Loan Portfolio Composition

	At or For the Six Months Ended March 31, 2011		At or For the Year Ended September 30,									
			2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
One- to four-family	$ 149,778	81.22%	$ 154,098	83.94%	$ 145,077	86.59%	$ 97,075	86.66%	$ 66,860	86.93%	$ 63,131	91.70%
Multi-family	2,060	1.12	2,860	1.56	1,232	0.74	1,188	1.06	910	1.18	740	1.08
Commercial real estate	9,402	5.10	7,331	3.99	5,292	3.16	5,120	4.57	1,214	1.58	1,435	2.08
Construction and land	4,693	2.55	3,700	2.02	2,888	1.72	4,003	3.57	2,955	3.84	2,151	3.12
Total real estate loans	165,933	89.99	167,989	91.51	154,489	92.21	107,386	95.86	71,939	93.53	67,457	97.98
Commercial business loans	3,323	1.80	1,970	1.07	3,910	2.33	758	0.67	3,020	3.93	—	—
Consumer loans:												
Home equity loans and lines of credit	5,077	2.75	5,005	2.72	3,280	1.96	1,250	1.12	37	0.04	—	—
Motor vehicle	6,593	3.58	5,544	3.02	3,027	1.81	1,118	0.99	192	0.25	—	—
Other	3,473	1.88	3,076	1.68	2,839	1.69	1,511	1.35	1,727	2.25	1,392	2.02
Total consumer loans	15,143	8.21	13,625	7.42	9,146	5.46	3,879	3.46	1,956	2.54	1,392	2.02
Total loans	184,399	100.00%	183,584	100.00%	167,545	100.00%	112,023	100.00%	76,915	100.00%	68,849	100.00%
Net deferred loan fees	98		92		86		119		166		186	
Allowance for losses	1,372		1,134		555		254		176		174	
Loans, net	$ 182,929		$ 182,358		$ 166,904		$ 111,650		$ 76,573		$ 68,489	

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-10
Poage Bankshares, Inc.
Contractual Maturity by Loan Type

March 31, 2011	One- to Four-Family	Home Equity	Multi-Family and Commercial Real Estate	Construction and Land	Commercial Business	Consumer	Total
				(In thousands)			
Amounts due in:							
One year or less	$ 65	$ —	$ 87	$ 3,645	$ 1,512	$ 187	$ 5,496
More than one to two years	127	—	51	—	284	470	932
More than two to three years	279	—	33	—	424	1,289	2,025
More than three to five years	739	9	196	16	632	4,448	6,040
More than five to ten years	9,819	5,027	1,153	56	471	1,663	18,189
More than ten to fifteen years	21,018	41	3,396	894	—	10	25,359
More than fifteen years	117,731	—	6,546	82	—	1,999	126,358
Total	$ 149,778	$ 5,077	$ 11,462	$ 4,693	$ 3,323	$ 10,066	$ 184,399

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-11
Poage Bankshares, Inc.
Loan Origination, Purchases and Sales

	Six Months Ended March 31,		Years Ended September 30,	
	2011	2010	2010	2009
	(In thousands)			
Total loans at beginning of period	$ 183,584	$ 167,545	$ 167,545	$ 112,023
Loans originated:				
Real estate loans:				
One- to four-family	21,643	6,784	32,304	59,800
Multi-family	—	—	1,650	450
Commercial real estate	462	938	3,813	2,000
Construction and land	843	750	3,325	504
Total real estate loans	22,948	8,472	41,092	62,754
Commercial and industrial loans	636	708	1,402	1,509
Consumer loans:				
Home equity loans and lines of credit	1,026	707	2,407	3,100
Motor vehicle	2,536	384	4,280	1,811
Other	1,187	115	1,434	551
Total loans originated	28,333	10,386	50,615	69,725
Loans purchased:				
Real estate loans:				
One- to four-family	—	—	—	—
Multi-family	—	—	—	—
Commercial real estate	—	—	—	—
Construction and land	—	—	—	—
Total real estate loans	—	—	—	—
Commercial and industrial loans	—	—	—	—
Consumer loans:				
Home equity loans and lines of credit	—	—	—	—
Motor vehicle	—	—	—	—
Other	—	—	—	—
Total loans purchased	—	—	—	—
Loans sold:				
Real estate loans:				
One- to four-family	7,507	—	4,721	—
Multi-family	—	—	—	—
Commercial real estate	—	—	—	—
Construction and land	—	—	—	—
Commercial business loans	—	—	—	—
Consumer loans	—	—	—	—
Total loans sold	7,507	—	4,721	—
Deduct:				
Principal repayments	20,011	3,494	29,855	14,203
Net other	—	—	—	—
Net loan activity	815	6,892	16,039	55,522
Total loans at end of period	$ 184,399	$ 174,437	$ 183,584	$ 167,545

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-12
Poage Bankshares, Inc.
Non-Performing Assets

	At March 31, 2011	At September 30, 2010	2009	2008	2007	2006
			(Dollars in thousands)			
Non-accrual loans:						
Real estate loans:						
One- to four-family	$ 1,088	$ 1,322	$ 747	$ 386	$ 324	$ 907
Multi-family		—	—	—	—	—
Commercial real estate	198	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Total real estate loans	1,286	1,322	747	386	324	907
Commercial and industrial loans	—	—	—	—	—	—
Consumer loans:						
Home equity loans and lines of credit		—	—	—	—	—
Motor vehicle	9	8	—	—	—	—
Other	1	4	—	—	—	—
Total nonaccrual loans	1,296	1,334	747	386	324	907
Accruing loans past due 90 days or more:						
Real estate loans:						
One- to four-family	—	890	18	—	—	—
Multi-family	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Total real estate loans	—	890	18	—	—	—
Commercial and industrial loans	—	6	—	—	—	—
Consumer loans:						
Home equity loans and lines of credit	—	—	—	—	—	—
Motor vehicle	—	—	—	—	—	—
Other	—	—	25	—	—	—
Total accruing loans past due 90 days or more	—	896	43	—	—	—
Total of nonaccrual and 90 days or more past due loans	1,296	2,230	790	386	324	907
Real estate owned:						
One- to four-family	546	207	125	68	285	197
Multi--family	—	—	—	43	43	43
Commercial	—	—	—	—	—	185
Other	—	12	32	8	12	20
General valuation allowance	—	—	(9)	(6)	(17)	(22)
Total real estate owned	546	219	148	113	323	423
Total nonperforming assets	1,842	2,449	938	499	647	1,330
Troubled debt restructurings:						
One- to four-family	—	—	—	—	—	—
Troubled debt restructurings and total nonperforming assets	1,842	2,449	938	499	647	1,330
Total nonperforming loans to total loans	0.71%	1.21%	0.47%	0.34%	0.42%	1.32%
Total nonperforming assets to total assets	0.63%	0.84%	0.34%	0.22%	0.32%	0.67%
Total nonperforming assets and troubled debt restructurings to total assets	0.63%	0.84%	0.34%	0.22%	0.32%	0.67%

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-13
Poage Bankshares, Inc.
Deposit Composition

	At March 31, 2011		At September 30,					
			2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)							
NOW and demand deposits	$ 24,117	10.17%	$ 21,033	9.23%	$ 15,775	7.52%	$ 14,638	8.17%
Money market deposits	7,328	3.09	6,509	2.86	5,378	2.56	4,111	2.30
Savings and other deposits	51,024	21.51	38,299	16.81	35,868	17.10	28,336	15.82
Certificates of deposit	130,852	55.16	139,171	61.09	131,562	62.74	114,385	63.86
Retirement accounts	23,898	10.07	22,800	10.01	21,115	10.07	17,649	9.85
Total	$ 237,219	100.00%	$ 227,812	100.00%	$ 209,698	100.00%	$ 179,119	100.00%

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-14
Poage Bankshares, Inc.
CD"s by Rate and Maturity

	At March 31, 2011					
	Period to Maturity					
	Less Than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
Interest Rate:						
Less than 1%	$ 14,700	$ 31	$ —	$ —	$ 14,731	9.52%
1.00% - 1.99%	42,168	14,236	8,324	163	64,891	41.93
2.00% - 2.99%	19,367	34,878	5,491	3,720	63,456	41.01
3.00% - 3.99%	7,978	307	912	789	9,986	6.45
4.00% - 4.99%	169	397	—	—	566	0.37
5.00% - 5.99%	592	528	—	—	1,120	0.72
Total	$ 84,974	$ 50,377	$ 14,727	$ 4,672	$ 154,750	100.00%

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit I-15
Poage Bankshares, Inc.
Borrowings Activity

	Six Months Ended March 31,		Year Ended September 30,		
	2011	2010	2010	2009	2008
			(Dollars in thousands)		
Average amount outstanding during the period:					
FHLB advances	$ 28,366	$ 38,081	$ 36,408	$ 31,019	$ 6,739
Other borrowings	—	—	—	—	—
Weighted average interest rate during the period (annualized):					
FHLB advances	3.02%	2.89%	2.91%	2.93%	3.23%
Other borrowings	—	—	—	—	—
Balance outstanding at end of period:					
FHLB advances	$ 26,832	$ 36,853	$ 32,205	$ 39,368	$ 27,149
Other borrowings	—	—	—	—	—
Weighted average interest rate at end of period:					
FHLB advances	2.95%	2.94%	2.94%	2.94%	3.49%
Other borrowings	—	—	—	—	—

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit II-1
Poage Bankshares, Inc.
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property
				(Dollars in thousands)
Main Office:				
1500 Carter Avenue, Ashland, Kentucky	Owned	2007	12,000	$ 3,855
Branch Offices:				
1608 Argilite Road, Flatwoods, Kentucky	Owned	1969	1,728	302
US 23, South Shore, Kentucky	Owned	1978	1,575	94
Main Cross, Louisa, Kentucky	Owned	1984	1,748	148
6628 US 60, Summit, Kentucky	Owned	1993	8,640	560
501 US 23, Greenup, Kentucky	Owned	2008	1,120	503

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

EXHIBIT II-2
Home Federal Savings and Loan Association
Historical Interest Rates

Exhibit II-2
Historical Interest Rates (1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.16%	0.27%	2.53%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	As of June 3, 2011	3.25%	0.04%	0.18%	2.99%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT II-3
Home Federal Savings and Loan Association
Market Area Demographic/Economic Information

Demographic Summary: US

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	281,421,906	311,212,863	323,209,391	10.59	3.85
0-14 Age Group (%)	21.41	20.08	20.13	3.73	4.12
15-34 Age Group (%)	28.10	27.22	26.97	7.13	2.89
35-54 Age Group (%)	29.43	28.03	26.02	5.33	(3.60)
55-69 Age Group (%)	12.01	15.54	17.31	43.07	15.64
70+ Age Group (%)	9.05	9.12	9.57	11.52	8.98
Median Age (actual)	35.30	37.00	37.30	4.82	0.81
Female Population (actual)	143,368,343	158,066,879	164,008,125	10.25	3.76
Male Population (actual)	138,053,563	153,145,984	159,201,266	10.93	3.95
Population Density (#/ sq miles)	79.52	88.00	91.40	10.59	3.85
Diversity Index (actual)	54.60	61.00	63.40	11.72	3.93
Black (%)	12.32	12.47	12.47	11.95	3.92
Asian (%)	3.64	4.52	4.93	37.44	13.25
White (%)	75.14	71.93	70.71	5.86	2.10
Hispanic (%)	12.55	16.23	17.80	43.08	13.90
Pacific Islander (%)	0.14	0.16	0.16	26.20	2.93
American Indian/Alaska Native (%)	0.88	0.94	0.95	18.14	4.63
Multiple races (%)	2.43	2.99	3.22	36.35	11.72
Other (%)	5.46	6.99	7.55	41.57	12.29
Population 25+ w/ Education Attainment (actual)	182,211,639	205,370,648	NA	12.71	NA
< 9th Grade (%)	7.55	6.26	NA	(6.48)	NA
Some High School (%)	12.05	8.49	NA	(20.61)	NA
High School Graduate (%)	28.63	29.55	NA	16.35	NA
Some College (%)	21.05	19.91	NA	6.61	NA
Associate Degree (%)	6.32	7.75	NA	38.19	NA
Bachelors Degree (%)	15.54	17.67	NA	28.15	NA
Graduate Degree (%)	8.86	10.36	NA	31.85	NA
Total Households (actual)	105,480,101	116,761,140	121,359,604	10.69	3.94
< $25K Households (%)	28.67	20.78	17.21	(19.76)	(13.94)
$25-49K Households (%)	29.34	24.73	19.96	(6.70)	(16.10)
$50-99K Households (%)	29.70	35.65	38.10	32.90	11.08
$100-$199K Households (%)	9.92	15.35	20.29	71.27	37.39
$200K+ Households (%)	2.37	3.48	4.43	62.64	32.30
< 25K Disposable Inc. Households (%)	NA	25.14	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	31.81	NA	NA	NA
$50-99K Disposable Inc. Households (%)	NA	32.05	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	9.07	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	1.92	NA	NA	NA
Average Household Income ($)	56,644	70,173	79,340	23.88	13.06
Median Household Income ($)	42,164	54,442	61,189	29.12	12.39
Per Capita Income ($)	21,587	26,739	30,241	23.87	13.10
< $35K Net Worth HHs (%)	NA	34.96	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	16.38	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	19.13	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	12.97	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	16.56	NA	NA	NA
Median Household Net Worth ($)	NA	93,084	NA	NA	NA
Average Household Net Worth ($)	NA	418,865	NA	NA	NA
Total Owner Occupied Housing Units (actual)	69,815,753	76,868,769	80,072,859	10.10	4.17
< $100K in Value HUs (%)	44.57	27.39	21.82	(32.34)	(17.01)
$100-199K in Value HUs (%)	35.18	34.48	31.82	7.91	(3.86)
$200-299K in Value HUs (%)	11.17	17.08	18.53	68.27	13.06
$300-499K in Value HUs (%)	6.12	12.49	15.57	124.59	29.83
$500-749K in Value HUs (%)	1.71	5.07	6.11	226.81	25.56
$750-999K in Value HUs (%)	0.60	2.10	3.25	283.43	61.43
$1M+ in Value HUs (%)	0.64	1.39	2.89	140.29	115.95
Renter Occupied Housing Units (actual)	35,664,348	39,892,371	41,286,745	11.86	3.50
Vacant Occupied Housing Units (actual)	10,424,540	15,846,596	18,246,660	52.01	15.15
Unemployment Rate (%)	5.8	10.8	8.8	107.37	(15.44)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Summary: Kentucky

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	4,041,769	4,339,471	4,476,180	7.37	3.15
0-14 Age Group (%)	20.40	19.43	19.30	2.25	2.47
15-34 Age Group (%)	28.21	26.26	25.57	(0.07)	0.44
35-54 Age Group (%)	29.68	28.58	26.93	3.40	(2.81)
55-69 Age Group (%)	12.80	16.54	18.46	38.79	15.12
70+ Age Group (%)	8.91	9.18	9.73	10.67	9.33
Median Age (actual)	35.90	38.20	38.80	6.41	1.57
Female Population (actual)	2,066,401	2,206,511	2,272,110	6.78	2.97
Male Population (actual)	1,975,368	2,132,960	2,204,070	7.98	3.33
Population Density (#/ sq miles)	101.74	109.20	112.70	7.37	3.15
Diversity Index (actual)	20.70	24.90	26.60	20.29	6.83
Black (%)	7.32	7.58	7.69	11.13	4.68
Asian (%)	0.74	1.03	1.19	49.76	19.40
White (%)	90.08	88.70	88.11	5.71	2.47
Hispanic (%)	1.48	2.67	3.21	93.42	23.77
Pacific Islander (%)	0.04	0.04	0.04	26.78	1.73
American Indian/Alaska Native (%)	0.21	0.25	0.26	27.92	6.96
Multiple races (%)	1.05	1.44	1.63	47.18	16.45
Other (%)	0.56	0.96	1.08	84.33	15.94
Population 25+ w/ Education Attainment (actual)	2,646,397	2,924,280	NA	10.50	NA
< 9th Grade (%)	11.69	7.68	NA	(27.37)	NA
Some High School (%)	14.20	10.53	NA	(18.03)	NA
High School Graduate (%)	33.57	34.58	NA	13.84	NA
Some College (%)	18.52	19.44	NA	15.98	NA
Associate Degree (%)	4.89	7.10	NA	60.34	NA
Bachelors Degree (%)	10.26	12.26	NA	32.09	NA
Graduate Degree (%)	6.88	8.41	NA	35.08	NA
Total Households (actual)	1,590,647	1,749,531	1,815,959	9.99	3.80
< $25K Households (%)	37.68	28.92	25.29	(15.59)	(9.21)
$25-49K Households (%)	30.26	27.41	25.41	(0.35)	(3.77)
$50-99K Households (%)	24.91	31.94	35.54	41.03	15.49
$100-$199K Households (%)	5.78	9.84	11.71	87.21	23.58
$200K+ Households (%)	1.37	1.89	2.04	51.43	11.97
< 25K Disposable Inc. Households (%)	NA	34.01	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	33.40	NA	NA	NA
$50-99K Disposable Inc. Households (%)	NA	26.48	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	5.05	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	1.06	NA	NA	NA
Average Household Income ($)	45,246	55,882	59,698	23.51	6.83
Median Household Income ($)	33,742	43,765	49,262	29.70	12.56
Per Capita Income ($)	18,093	22,865	24,588	26.37	7.54
< $35K Net Worth HHs (%)	NA	40.91	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	17.30	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	18.86	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	11.43	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	11.50	NA	NA	NA
Median Household Net Worth ($)	NA	63,951	NA	NA	NA
Average Household Net Worth ($)	NA	305,272	NA	NA	NA
Total Owner Occupied Housing Units (actual)	1,125,397	1,225,372	1,273,582	8.88	3.93
< $100K in Value HUs (%)	66.12	47.74	38.82	(21.38)	(15.48)
$100-199K in Value HUs (%)	26.08	37.19	39.96	55.29	11.68
$200-299K in Value HUs (%)	5.13	8.91	12.79	89.13	49.21
$300-499K in Value HUs (%)	1.89	4.43	6.19	155.93	45.07
$500-749K in Value HUs (%)	0.46	1.03	1.13	142.32	13.75
$750-999K in Value HUs (%)	0.13	0.37	0.59	199.54	67.57
$1M+ in Value HUs (%)	0.19	0.32	0.51	86.27	63.13
Renter Occupied Housing Units (actual)	465,250	524,159	542,377	12.66	3.48
Vacant Occupied Housing Units (actual)	160,280	229,712	261,875	43.32	14.00
Unemployment Rate (%)	5.7	11.5	9.3	115.80	(16.50)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Summary: Boyd, KY

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	49,752	48,822	48,497	(1.87)	(0.67)
0-14 Age Group (%)	17.66	16.13	15.84	(10.40)	(2.46)
15-34 Age Group (%)	25.43	23.35	22.16	(9.90)	(5.74)
35-54 Age Group (%)	30.54	28.93	27.28	(7.02)	(6.33)
55-69 Age Group (%)	15.34	19.29	21.72	23.39	11.84
70+ Age Group (%)	11.03	12.30	13.00	9.44	5.03
Median Age (actual)	39.70	42.80	43.90	7.81	2.57
Female Population (actual)	25,389	24,710	24,515	(2.67)	(0.79)
Male Population (actual)	24,363	24,112	23,982	(1.03)	(0.54)
Population Density (#/ sq miles)	310.56	304.80	302.80	(1.87)	(0.67)
Diversity Index (actual)	9.90	10.60	10.90	7.07	2.83
Black (%)	2.55	2.56	2.56	(1.50)	(0.56)
Asian (%)	0.30	0.33	0.35	8.78	4.35
White (%)	95.97	95.79	95.71	(2.05)	(0.75)
Hispanic (%)	1.12	1.32	1.41	15.59	6.20
Pacific Islander (%)	0.00	0.00	0.00	0.00	0.00
American Indian/Alaska Native (%)	0.16	0.17	0.17	1.25	0.00
Multiple races (%)	0.88	0.99	1.05	11.01	4.96
Other (%)	0.14	0.16	0.16	9.72	1.27
Population 25+ w/ Education Attainment (actual)	34,697	35,667	NA	2.80	NA
< 9th Grade (%)	8.22	5.02	NA	(37.24)	NA
Some High School (%)	13.80	9.79	NA	(27.06)	NA
High School Graduate (%)	35.32	35.31	NA	2.77	NA
Some College (%)	22.30	23.28	NA	7.30	NA
Associate Degree (%)	6.26	9.44	NA	54.95	NA
Bachelors Degree (%)	8.07	9.80	NA	24.87	NA
Graduate Degree (%)	6.03	7.36	NA	25.49	NA
Total Households (actual)	20,010	20,069	20,071	0.29	0.01
< $25K Households (%)	39.09	31.10	26.95	(20.21)	(13.32)
$25-49K Households (%)	29.99	28.52	27.38	(4.62)	(3.98)
$50-99K Households (%)	24.55	31.25	36.61	27.66	17.16
$100-$199K Households (%)	5.16	7.71	7.53	49.90	(2.33)
$200K+ Households (%)	1.21	1.43	1.53	17.70	7.34
< 25K Disposable Inc. Households (%)	NA	36.44	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	34.78	NA	2,031.38	NA
$50-99K Disposable Inc. Households (%)	NA	24.04	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	3.93	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	0.81	NA	NA	NA
Average Household Income ($)	43,780	51,350	53,092	17.29	3.39
Median Household Income ($)	32,895	41,277	46,586	25.48	12.86
Per Capita Income ($)	18,212	21,688	22,636	19.09	4.37
< $35K Net Worth HHs (%)	NA	39.38	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	17.86	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	19.76	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	13.77	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	9.22	NA	NA	NA
Median Household Net Worth ($)	NA	69,168	NA	NA	NA
Average Household Net Worth ($)	NA	272,709	NA	NA	NA
Total Owner Occupied Housing Units (actual)	14,595	14,479	14,501	(0.79)	0.15
< $100K in Value HUs (%)	79.60	56.59	43.91	(29.47)	(22.30)
$100-199K in Value HUs (%)	16.49	35.32	42.90	112.46	21.65
$200-299K in Value HUs (%)	2.81	5.04	8.94	78.05	77.67
$300-499K in Value HUs (%)	0.69	2.40	3.34	243.56	39.77
$500-749K in Value HUs (%)	0.14	0.36	0.45	147.62	25.00
$750-999K in Value HUs (%)	0.08	0.08	0.14	9.09	75.00
$1M+ in Value HUs (%)	0.18	0.21	0.31	11.11	50.00
Renter Occupied Housing Units (actual)	5,415	5,590	5,570	3.23	(0.36)
Vacant Occupied Housing Units (actual)	1,966	2,873	3,205	46.13	11.56
Unemployment Rate (%)	8.5	9.1	7.3	13.88	(19.48)

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Summary: Greenup, KY

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	36,891	37,581	37,901	1.87	0.85
0-14 Age Group (%)	19.28	17.62	17.27	(6.94)	(1.10)
15-34 Age Group (%)	24.59	22.08	21.20	(8.53)	(3.18)
35-54 Age Group (%)	30.17	28.60	26.33	(3.41)	(7.15)
55-69 Age Group (%)	15.81	19.83	22.09	27.78	12.39
70+ Age Group (%)	10.15	11.87	13.10	19.15	11.27
Median Age (actual)	39.20	42.90	44.20	9.44	3.03
Female Population (actual)	19,133	19,456	19,600	1.69	0.74
Male Population (actual)	17,758	18,125	18,301	2.07	0.97
Population Density (#/ sq miles)	106.59	108.60	109.50	1.87	0.85
Diversity Index (actual)	4.90	5.40	5.60	10.20	3.70
Black (%)	0.57	0.58	0.58	2.36	1.38
Asian (%)	0.38	0.42	0.44	13.67	6.33
White (%)	98.07	97.92	97.84	1.71	0.77
Hispanic (%)	0.55	0.66	0.72	21.08	10.12
Pacific Islander (%)	0.00	0.00	0.00	0.00	0.00
American Indian/Alaska Native (%)	0.19	0.19	0.19	2.90	1.41
Multiple races (%)	0.64	0.72	0.77	14.83	7.01
Other (%)	0.15	0.17	0.18	16.36	7.81
Population 25+ w/ Education Attainment (actual)	25,323	26,850	NA	6.03	NA
< 9th Grade (%)	10.52	6.56	NA	(33.92)	NA
Some High School (%)	14.35	10.40	NA	(23.16)	NA
High School Graduate (%)	37.77	38.57	NA	8.27	NA
Some College (%)	20.32	21.66	NA	13.04	NA
Associate Degree (%)	5.52	8.51	NA	63.26	NA
Bachelors Degree (%)	6.51	8.07	NA	31.47	NA
Graduate Degree (%)	5.00	6.23	NA	32.17	NA
Total Households (actual)	14,536	15,360	15,639	5.67	1.82
< $25K Households (%)	39.72	30.71	26.41	(18.29)	(12.42)
$25-49K Households (%)	30.79	29.13	27.71	(0.04)	(3.15)
$50-99K Households (%)	23.67	31.55	37.32	40.87	20.45
$100-$199K Households (%)	4.80	7.55	7.40	66.19	(0.17)
$200K+ Households (%)	1.03	1.06	1.15	9.40	10.43
< 25K Disposable Inc. Households (%)	NA	36.36	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	35.41	NA	2,135.76	NA
$50-99K Disposable Inc. Households (%)	NA	23.85	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	3.77	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	0.61	NA	NA	NA
Average Household Income ($)	42,933	50,214	51,969	16.96	3.50
Median Household Income ($)	32,342	40,848	46,532	26.30	13.92
Per Capita Income ($)	17,137	20,669	21,609	20.61	4.55
< $35K Net Worth HHs (%)	NA	37.43	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	18.42	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	21.63	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	12.29	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	10.24	NA	NA	NA
Median Household Net Worth ($)	NA	75,954	NA	NA	NA
Average Household Net Worth ($)	NA	277,324	NA	NA	NA
Total Owner Occupied Housing Units (actual)	11,861	12,394	12,624	4.49	1.86
< $100K in Value HUs (%)	80.86	60.17	46.71	(22.24)	(20.93)
$100-199K in Value HUs (%)	15.57	31.38	39.84	110.56	29.34
$200-299K in Value HUs (%)	2.13	5.16	8.83	152.96	74.22
$300-499K in Value HUs (%)	1.02	2.32	3.39	138.02	48.61
$500-749K in Value HUs (%)	0.27	0.56	0.59	115.63	8.70
$750-999K in Value HUs (%)	0.03	0.23	0.33	833.33	50.00
$1M+ in Value HUs (%)	0.12	0.18	0.29	57.14	68.18
Renter Occupied Housing Units (actual)	2,675	2,966	3,015	10.88	1.65
Vacant Occupied Housing Units (actual)	1,441	1,890	2,132	31.16	12.80
Unemployment Rate (%)	7.3	9.1	7.3	39.49	(18.11)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Summary: Lawrence, KY

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	15,569	16,382	16,715	5.22	2.03
0-14 Age Group (%)	20.41	18.65	18.50	(3.84)	1.24
15-34 Age Group (%)	27.52	25.11	24.22	(4.01)	(1.56)
35-54 Age Group (%)	29.28	28.38	26.36	2.00	(5.23)
55-69 Age Group (%)	14.19	18.79	21.04	39.28	14.26
70+ Age Group (%)	8.60	9.08	9.87	11.05	10.96
Median Age (actual)	36.40	39.90	41.00	9.62	2.76
Female Population (actual)	7,890	8,268	8,424	4.79	1.89
Male Population (actual)	7,679	8,114	8,291	5.66	2.18
Population Density (#/ sq miles)	37.18	39.10	39.90	5.22	2.03
Diversity Index (actual)	2.90	3.20	3.40	10.34	6.25
Black (%)	0.10	0.09	0.09	0.00	0.00
Asian (%)	0.07	0.08	0.08	18.18	7.69
White (%)	98.93	98.85	98.80	5.14	1.98
Hispanic (%)	0.41	0.49	0.53	25.00	11.25
Pacific Islander (%)	0.01	0.01	0.01	0.00	0.00
American Indian/Alaska Native (%)	0.28	0.29	0.29	6.82	4.26
Multiple races (%)	0.56	0.63	0.68	19.54	8.65
Other (%)	0.05	0.05	0.05	0.00	0.00
Population 25+ w/ Education Attainment (actual)	10,256	11,284	NA	10.02	NA
< 9th Grade (%)	23.68	16.19	NA	(24.78)	NA
Some High School (%)	18.15	14.42	NA	(12.57)	NA
High School Graduate (%)	33.01	36.98	NA	23.24	NA
Some College (%)	15.26	17.85	NA	28.69	NA
Associate Degree (%)	3.27	5.52	NA	85.97	NA
Bachelors Degree (%)	3.71	5.05	NA	49.61	NA
Graduate Degree (%)	2.92	3.99	NA	50.50	NA
Total Households (actual)	5,954	6,484	6,675	8.90	2.95
< $25K Households (%)	56.01	48.78	45.41	(5.16)	(4.17)
$25-49K Households (%)	25.71	28.01	24.48	18.62	(10.02)
$50-99K Households (%)	15.22	18.89	25.80	35.21	40.57
$100-$199K Households (%)	2.47	3.79	3.78	67.35	2.44
$200K+ Households (%)	0.59	0.52	0.54	(2.86)	5.88
< 25K Disposable Inc. Households (%)	NA	54.52	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	30.09	NA	1,382.45	NA
$50-99K Disposable Inc. Households (%)	NA	13.28	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	1.77	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	0.34	NA	NA	NA
Average Household Income ($)	31,142	35,539	37,824	14.12	6.43
Median Household Income ($)	21,220	25,790	28,800	21.54	11.67
Per Capita Income ($)	12,008	14,175	15,225	18.05	7.41
< $35K Net Worth HHs (%)	NA	56.80	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	18.80	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	15.30	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	5.12	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	3.98	NA	NA	NA
Median Household Net Worth ($)	NA	20,212	NA	NA	NA
Average Household Net Worth ($)	NA	123,607	NA	NA	NA
Total Owner Occupied Housing Units (actual)	4,650	5,009	5,163	7.72	3.07
< $100K in Value HUs (%)	87.87	78.08	69.94	(4.28)	(7.67)
$100-199K in Value HUs (%)	9.91	18.47	24.33	100.65	35.78
$200-299K in Value HUs (%)	0.67	2.16	4.01	248.39	91.67
$300-499K in Value HUs (%)	0.58	0.48	0.68	(11.11)	45.83
$500-749K in Value HUs (%)	0.13	0.24	0.25	100.00	8.33
$750-999K in Value HUs (%)	0.00	0.10	0.15	NA	60.00
$1M+ in Value HUs (%)	0.84	0.48	0.64	(38.46)	37.50
Renter Occupied Housing Units (actual)	1,304	1,475	1,512	13.11	2.51
Vacant Occupied Housing Units (actual)	1,086	1,515	1,694	39.50	11.82
Unemployment Rate (%)	11.5	16.5	13.5	63.71	(16.93)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Summary: Scioto, OH

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	79,195	76,734	75,786	(3.11)	(1.24)
0-14 Age Group (%)	19.78	18.54	18.34	(9.19)	(2.31)
15-34 Age Group (%)	27.79	25.61	24.55	(10.73)	(5.31)
35-54 Age Group (%)	27.75	27.23	25.82	(4.91)	(6.36)
55-69 Age Group (%)	13.83	16.91	19.15	18.41	11.86
70+ Age Group (%)	10.85	11.72	12.15	4.69	2.39
Median Age (actual)	36.70	39.40	40.40	7.36	2.54
Female Population (actual)	40,542	38,864	38,267	(4.14)	(1.54)
Male Population (actual)	38,653	37,870	37,519	(2.03)	(0.93)
Population Density (#/ sq miles)	129.34	125.30	123.80	(3.11)	(1.24)
Diversity Index (actual)	11.00	13.10	14.20	19.09	8.40
Black (%)	2.73	2.92	3.01	3.56	1.74
Asian (%)	0.24	0.37	0.45	51.32	18.88
White (%)	94.88	94.00	93.53	(4.00)	(1.73)
Hispanic (%)	0.60	0.87	1.02	39.41	15.79
Pacific Islander (%)	0.02	0.03	0.03	5.26	0.00
American Indian/Alaska Native (%)	0.63	0.72	0.76	10.36	4.15
Multiple races (%)	1.31	1.72	1.96	27.33	12.40
Other (%)	0.18	0.23	0.27	25.00	12.22
Population 25+ w/ Education Attainment (actual)	52,236	52,941	NA	1.35	NA
< 9th Grade (%)	9.14	6.84	NA	(24.19)	NA
Some High School (%)	16.75	12.17	NA	(26.37)	NA
High School Graduate (%)	39.88	40.50	NA	2.91	NA
Some College (%)	18.05	19.09	NA	7.18	NA
Associate Degree (%)	6.07	8.53	NA	42.35	NA
Bachelors Degree (%)	6.41	7.78	NA	23.04	NA
Graduate Degree (%)	3.70	5.11	NA	39.83	NA
Total Households (actual)	30,871	30,394	30,178	(1.55)	(0.71)
< $25K Households (%)	45.09	36.03	32.37	(21.34)	(10.79)
$25-49K Households (%)	30.64	28.67	24.39	(7.89)	(15.54)
$50-99K Households (%)	20.08	28.17	33.48	38.08	18.01
$100-$199K Households (%)	3.24	6.14	8.55	86.70	38.14
$200K+ Households (%)	0.95	1.00	1.22	3.77	21.78
< 25K Disposable Inc. Households (%)	NA	42.58	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	33.53	NA	1,837.68	NA
$50-99K Disposable Inc. Households (%)	NA	20.14	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	3.11	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	0.64	NA	NA	NA
Average Household Income ($)	38,627	45,325	50,321	17.34	11.02
Median Household Income ($)	27,912	34,658	39,881	24.17	15.07
Per Capita Income ($)	15,408	18,670	20,863	21.17	11.75
< $35K Net Worth HHs (%)	NA	50.40	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	19.11	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	15.36	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	6.80	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	8.33	NA	NA	NA
Median Household Net Worth ($)	NA	33,759	NA	NA	NA
Average Household Net Worth ($)	NA	227,488	NA	NA	NA
Total Owner Occupied Housing Units (actual)	21,646	21,059	20,916	(2.71)	(0.68)
< $100K in Value HUs (%)	79.43	69.41	61.57	(14.98)	(11.89)
$100-199K in Value HUs (%)	17.41	25.04	30.97	39.97	22.81
$200-299K in Value HUs (%)	2.25	4.00	5.57	72.90	38.48
$300-499K in Value HUs (%)	0.62	1.23	1.50	91.11	21.32
$500-749K in Value HUs (%)	0.22	0.18	0.21	(22.92)	16.22
$750-999K in Value HUs (%)	0.03	0.08	0.09	142.86	11.76
$1M+ in Value HUs (%)	0.04	0.07	0.09	75.00	35.71
Renter Occupied Housing Units (actual)	9,225	9,335	9,262	1.19	(0.78)
Vacant Occupied Housing Units (actual)	3,183	4,329	4,735	36.00	9.38
Unemployment Rate (%)	9.1	13.8	11.4	62.48	(19.00)

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

EXHIBIT II-4
Home Federal Savings and Loan Association
Market Area Employment Data by Sector

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Kentucky state total state total [21000]

Item	2001	2002	2003	2004	2005	2006
Employment by place of work						
Total employment	2,282,389	2,269,985	2,281,452	2,309,719	2,343,482	2,380,834
By type						
Wage and salary employment	1,884,222	1,864,597	1,867,255	1,883,956	1,908,096	1,934,749
Proprietors employment	398,167	405,388	414,197	425,763	435,386	446,085
Farm proprietors employment	92,441	83,906	80,692	76,935	75,720	74,111
Nonfarm proprietors employment \2	305,726	321,482	333,505	348,828	359,666	371,974
By industry						
Farm employment	109,957	100,666	101,509	96,919	91,230	89,393
Nonfarm employment	2,172,432	2,169,319	2,179,943	2,212,800	2,252,252	2,291,441
Private employment	1,824,626	1,822,419	1,831,046	1,863,026	1,897,474	1,929,984
Forestry, fishing, and related activities	13,267	13,435	12,199	12,417	12,470	12,619
Mining	23,153	22,823	22,898	22,906	24,963	27,235
Utilities	7,302	6,830	6,664	6,651	6,767	6,860
Construction	135,615	130,689	134,155	137,140	141,715	140,741
Manufacturing	297,881	281,258	271,329	269,290	267,623	266,975
Wholesale trade	77,941	76,446	77,694	79,838	80,643	82,384
Retail Trade	260,395	259,560	258,703	259,688	260,674	260,391
Transportation and warehousing	99,223	97,443	95,733	97,282	101,924	103,576
Information	37,771	35,221	34,263	32,704	32,950	33,619
Finance and insurance	79,449	82,377	83,448	85,519	87,101	90,949
Real estate and rental and leasing	57,015	58,366	60,959	64,813	68,686	72,178
Professional and technical services	87,559	88,183	89,655	93,079	94,665	97,078
Management of companies and enterprises	14,495	14,909	14,990	16,531	16,950	17,338
Administrative and waste services	106,452	109,601	111,260	118,027	123,737	131,622
Educational services	30,274	31,518	31,409	32,654	34,050	34,991
Health care and social assistance	205,663	213,262	219,272	220,685	225,419	229,959
Arts, entertainment, and recreation	29,234	30,746	30,899	31,938	32,519	33,692
Accommodation and food services	142,200	142,989	146,763	151,774	154,752	158,759
Other services, except public administration	119,737	126,763	128,753	130,090	129,866	129,018
Government and government enterprises	347,806	346,900	348,897	349,774	354,778	361,457
Federal, civilian	36,255	36,866	37,464	37,186	37,401	37,771
Military	48,950	47,224	47,114	46,721	49,155	50,333
State and local	262,601	262,810	264,319	265,867	268,222	273,353
State government	92,600	91,398	92,104	93,007	93,387	96,150
Local government	170,001	171,412	172,215	172,860	174,835	177,203

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Kentucky state total state total [21000]

Item	2007	2008
Employment by place of work		
Total employment	2,424,591	2,442,252
By type		
Wage and salary employment	1,956,819	1,949,423
Proprietors employment	467,772	492,829
Farm proprietors employment	74,782	74,666
Nonfarm proprietors employment \2	392,990	418,163
By industry		
Farm employment	89,437	88,825
Nonfarm employment	2,335,154	2,353,427
Private employment	1,968,635	1,983,591
Forestry, fishing, and related activities	12,965	13,478
Mining	27,155	30,440
Utilities	7,010	7,050
Construction	143,118	144,771
Manufacturing	262,034	252,878
Wholesale trade	83,566	82,800
Retail Trade	262,285	259,813
Transportation and warehousing	107,465	108,109
Information	34,947	34,785
Finance and insurance	95,604	96,905
Real estate and rental and leasing	77,008	83,676
Professional and technical services	103,408	108,418
Management of companies and enterprises	18,316	20,558
Administrative and waste services	132,845	129,631
Educational services	36,000	37,195
Health care and social assistance	234,793	240,525
Arts, entertainment, and recreation	35,100	36,239
Accommodation and food services	162,349	162,117
Other services, except public administration	132,667	134,203
Government and government enterprises	366,519	369,836
Federal, civilian	37,860	38,609
Military	50,832	53,779
State and local	277,827	277,448
State government	99,911	98,200
Local government	177,916	179,248

See footnotes at end of table.
Table CA25N

April 2010

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Boyd, KY [21019]

Item	2001	2002	2003	2004	2005	2006	2007	2008
Employment by place of work								
Total employment	32,517	32,661	33,731	33,598	33,292	33,479	33,951	34,448
By type								
Wage and salary employment	28,901	29,031	29,886	29,614	29,098	29,232	29,549	29,773
Proprietors employment	3,616	3,630	3,845	3,984	4,194	4,247	4,402	4,675
Farm proprietors employment	275	254	252	238	235	230	231	231
Nonfarm proprietors employment \2	3,341	3,376	3,593	3,746	3,959	4,017	4,171	4,444
By industry								
Farm employment	284	262	265	253	249	246	249	248
Nonfarm employment	32,233	32,399	33,466	33,345	33,043	33,233	33,702	34,200
Private employment	28,478	28,590	29,749	29,552	29,147	29,398	29,917	30,370
Forestry, fishing, and related activities	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)	(D)	(D)	335	415
Utilities	275	236	172	159	171	174	181	183
Construction	1,923	1,997	3,253	2,785	2,721	2,566	2,728	3,003
Manufacturing	3,542	3,273	2,784	2,732	2,625	2,616	2,614	2,541
Wholesale trade	1,141	1,119	1,140	1,198	1,103	1,102	1,064	1,059
Retail Trade	5,534	5,423	5,367	5,350	4,930	4,862	5,016	5,004
Transportation and warehousing	1,440	1,383	1,313	1,362	1,523	1,505	1,441	1,295
Information	376	397	395	352	350	350	371	360
Finance and insurance	885	933	955	954	954	1,025	1,038	932
Real estate and rental and leasing	725	731	770	744	796	787	787	847
Professional and technical services	1,544	1,532	1,534	1,453	1,306	1,367	1,409	1,378
Management of companies and enterprises	121	126	140	172	278	148	143	173
Administrative and waste services	1,617	1,569	1,781	1,878	1,623	1,679	1,605	1,558
Educational services	201	230	221	217	210	194	(D)	(D)
Health care and social assistance	4,092	4,473	4,797	4,953	5,301	5,661	5,921	6,175
Arts, entertainment, and recreation	397	394	392	394	395	408	312	326
Accommodation and food services	2,512	2,594	2,684	2,752	2,681	2,765	2,860	2,969
Other services, except public administration	1,739	1,846	1,863	1,893	1,891	1,832	1,865	1,915
Government and government enterprises	3,755	3,809	3,717	3,793	3,896	3,835	3,785	3,830
Federal, civilian	552	542	533	532	530	513	510	490
Military	162	163	162	153	152	153	154	155
State and local	3,041	3,104	3,022	3,108	3,214	3,169	3,121	3,185
State government	878	888	883	969	1,004	967	915	956
Local government	2,163	2,216	2,139	2,139	2,210	2,202	2,206	2,229

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Greenup, KY [21089]

Item	2001	2002	2003	2004	2005	2006	2007	2008
Employment by place of work								
Total employment	13,066	12,972	12,677	12,362	13,029	13,031	13,426	13,038
By type								
Wage and salary employment	9,943	9,877	9,510	9,130	9,719	9,705	10,007	9,468
Proprietors employment	3,123	3,095	3,167	3,232	3,310	3,326	3,419	3,570
Farm proprietors employment	778	690	673	640	631	616	621	620
Nonfarm proprietors employment \2	2,345	2,405	2,494	2,592	2,679	2,710	2,798	2,950
By industry								
Farm employment	835	730	716	674	653	632	631	629
Nonfarm employment	12,231	12,242	11,961	11,688	12,376	12,399	12,795	12,409
Private employment	10,582	10,584	10,219	9,971	10,616	10,606	11,046	10,663
Forestry, fishing, and related activities	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Utilities	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Construction	871	880	896	(D)	871	819	1,040	728
Manufacturing	872	780	803	760	812	856	928	860
Wholesale trade	(D)	176	(D)	(D)	(D)	(D)	(D)	(D)
Retail Trade	1,505	1,522	1,592	1,623	2,040	2,023	1,830	1,723
Transportation and warehousing	1,072	(D)	916	875	921	951	1,061	1,140
Information	(D)	57	(D)	67	66	64	153	157
Finance and insurance	1,113	1,117	627	302	311	315	334	353
Real estate and rental and leasing	221	208	227	245	255	250	257	294
Professional and technical services	(D)	(D)	515	515	504	502	505	494
Management of companies and enterprises	(D)	(D)	43	43	41	33	36	38
Administrative and waste services	515	(D)	513	555	582	628	607	611
Educational services	(D)	(D)	(D)	112	117	108	(D)	67
Health care and social assistance	(D)	(D)	(D)	2,186	2,144	2,112	(D)	2,188
Arts, entertainment, and recreation	(D)	98	96	96	108	(D)	190	211
Accommodation and food services	491	444	433	458	583	(D)	636	540
Other services, except public administration	808	894	918	916	916	923	930	918
Government and government enterprises	1,649	1,658	1,742	1,717	1,760	1,793	1,749	1,746
Federal, civilian	81	80	76	71	70	71	72	69
Military	120	120	120	114	114	116	118	120
State and local	1,448	1,458	1,546	1,532	1,576	1,606	1,559	1,557
State government	184	185	186	178	180	180	172	157
Local government	1,264	1,273	1,360	1,354	1,396	1,426	1,387	1,400

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Lawrence, KY [21127]

Item	2001	2002	2003	2004	2005	2006	2007	2008
Employment by place of work								
Total employment	4,477	4,484	4,458	4,586	4,626	4,621	4,737	4,899
By type								
Wage and salary employment	3,251	3,384	3,286	3,378	3,408	3,369	3,422	3,515
Proprietors employment	1,226	1,100	1,172	1,208	1,218	1,252	1,315	1,384
Farm proprietors employment	340	309	303	293	294	293	301	301
Nonfarm proprietors employment \2	886	791	869	915	924	959	1,014	1,083
By industry								
Farm employment	348	313	310	301	301	301	310	310
Nonfarm employment	4,129	4,171	4,148	4,285	4,325	4,320	4,427	4,589
Private employment	3,326	3,378	3,352	3,478	3,561	3,551	3,661	3,842
Forestry, fishing, and related activities	37	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Mining	137	139	(D)	(D)	108	129	(D)	(D)
Utilities	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Construction	(D)	286	(D)	(D)	319	278	282	305
Manufacturing	(D)	(D)	(D)	(D)	(D)	(D)	48	39
Wholesale trade	224	217	212	215	217	211	210	216
Retail Trade	605	607	637	672	677	676	743	829
Transportation and warehousing	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Information	54	53	61	52	48	46	(D)	22
Finance and insurance	70	82	84	87	93	92	101	114
Real estate and rental and leasing	75	76	83	95	117	139	151	177
Professional and technical services	118	111	119	133	139	155	152	152
Management of companies and enterprises	0	0	0	0	0	0	0	0
Administrative and waste services	64	91	81	87	75	94	98	105
Educational services	31	29	27	(D)	(D)	(D)	(D)	(D)
Health care and social assistance	664	667	645	(D)	(D)	(D)	(D)	(D)
Arts, entertainment, and recreation	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Accommodation and food services	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Other services, except public administration	284	275	286	278	264	266	(D)	294
Government and government enterprises	803	793	796	807	764	769	766	747
Federal, civilian	44	46	44	44	42	38	38	35
Military	51	52	51	49	50	51	52	53
State and local	708	695	701	714	672	680	676	659
State government	85	79	84	87	86	85	88	82
Local government	623	616	617	627	586	595	588	577

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Scioto, OH [39145]

Item	2001	2002	2003	2004	2005	2006	2007	2008
Employment by place of work								
Total employment	32,366	32,756	32,442	32,635	31,944	31,692	32,677	33,011
By type								
Wage and salary employment	27,396	27,773	27,298	27,236	26,371	25,960	26,683	26,718
Proprietors employment	4,970	4,983	5,144	5,399	5,573	5,732	5,994	6,293
Farm proprietors employment	749	701	687	678	679	672	672	666
Nonfarm proprietors employment \2	4,221	4,282	4,457	4,721	4,894	5,060	5,322	5,627
By industry								
Farm employment	783	726	720	715	719	721	730	711
Nonfarm employment	31,583	32,030	31,722	31,920	31,225	30,971	31,947	32,300
Private employment	25,353	25,809	25,146	25,421	24,820	24,521	25,412	25,663
Forestry, fishing, and related activities	76	93	94	128	120	109	94	87
Mining	24	21	23	27	27	21	28	28
Utilities	105	102	122	122	120	132	138	141
Construction	1,865	1,787	1,719	1,953	1,731	1,706	2,109	2,273
Manufacturing	2,527	2,328	2,210	2,323	2,388	2,236	2,048	2,077
Wholesale trade	428	433	400	415	414	432	424	391
Retail Trade	4,207	4,049	3,985	3,921	3,900	3,825	3,899	3,825
Transportation and warehousing	1,051	1,081	1,051	1,022	1,071	1,040	1,008	1,048
Information	328	278	288	289	290	315	316	303
Finance and insurance	832	781	740	727	717	749	777	805
Real estate and rental and leasing	715	631	674	760	795	833	846	914
Professional and technical services	(D)	751	763	787	780	798	893	935
Management of companies and enterprises	(D)	64	69	72	89	(D)	67	74
Administrative and waste services	1,928	2,231	1,649	1,547	1,223	(D)	800	808
Educational services	227	291	297	318	314	326	311	341
Health care and social assistance	5,853	6,444	6,598	6,481	6,359	6,679	7,066	6,894
Arts, entertainment, and recreation	240	236	253	272	292	273	304	328
Accommodation and food services	2,566	2,471	2,488	2,536	2,489	2,461	2,554	2,586
Other services, except public administration	1,634	1,737	1,723	1,721	1,701	1,712	1,730	1,805
Government and government enterprises	6,230	6,221	6,576	6,499	6,405	6,450	6,535	6,637
Federal, civilian	188	181	182	178	181	181	179	177
Military	208	214	212	205	191	191	187	194
State and local	5,834	5,826	6,182	6,116	6,033	6,078	6,169	6,266
State government	2,300	2,271	2,725	2,684	2,644	2,673	2,787	2,794
Local government	3,534	3,555	3,457	3,432	3,389	3,405	3,382	3,472

See footnotes at end of table.
Table CA25N

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

\1 The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System (NAICS). The estimates for 2007 forward are based on the 2007 NAICS.

\2 Excludes limited partners.

\3 Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

\4 Estimates from 2008 forward separate Skagway-Hoonah-Angoon Census Area into Skagway Municipality and Hoonah-Angoon Census Area.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT III-1
Home Federal Savings and Loan Association
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
June 3, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,736	1	06-30	03/05	14.47	150
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,339	14	06-30	06/96	7.58	87
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	902	9	06-30	11/10	12.25	117
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	835	9	12-31	08/02	15.39	150
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	477	5	12-31	01/96	2.35	4
Florida Companies										
BKU	BankUnited, Inc. (3)	NYSE		Thrift	10,808	0		/	27.73	2,696
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,528 S	101	12-31	11/83	0.75	47
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	52,430	135	12-31	06/05	8.60	4,530
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	41,049	281	12-31	11/93	15.74	6,884
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,707	85	12-31	11/93	13.95	1,374
ISBC	Investors Bcrp MHC of NJ(43.0)	NASDAQ	Short Hills, NJ	Thrift	9,825	83	06-30	10/05	14.04	1,589
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,122	172	06-30	12/09	12.05	1,298
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,825 D	83	12-31	01/03	13.35	801
BNCL	Beneficial Mut MHC of PA(43.7)	NASDAQ	Philadelphia, PA	Thrift	4,902	65	12-31	07/07	8.21	663
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,317	19	12-31	11/95	12.71	398
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,143	25	12-31	06/96	13.65	473
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,008	133	12-31	/	5.53	427
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,952	38	12-31	11/86	39.26	337
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,919	37	09-30	01/04	8.43	321
KRNY	Kearny Fin Cp MHC of NJ (25.1)	NASDAQ	Fairfield, NJ	Thrift	2,894	40	06-30	02/05	9.00	612
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,557	23	06-30	06/10	12.17	684
NFBK	Northfield Bcp MHC of NY(43.4)	NASDAQ	Avenel, NY	Thrift	2,356	19	12-31	11/07	13.32	572
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,263	23	12-31	07/96	13.15	248
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,925	24	12-31	06/90	10.84	161
ROMA	Roma Fin Corp MHC of NJ (26.2)	NASDAQ	Robbinsville, NJ	Thrift	1,853	27	12-31	07/06	9.97	302
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,801	47	06-30	07/87	10.94	61
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,173	20	12-31	06/07	10.60	214
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,125 D	12	03-31	03/04	10.30	269
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,094	18	09-30	04/07	11.30	141
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,071	11	12-31	06/10	13.06	190
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,062	17	12-31	02/08	10.24	136
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,034	8	12-31	10/07	13.65	88
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	968	4	12-31	/	3.78	38
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	861	10	12-31	12/09	12.29	90
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	856	8	09-30	08/87	14.94	56
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	744 D	9	03-31	10/94	0.57	1
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	685	13	09-30	06/88	8.90	27
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	684	14	12-31	07/94	21.88	62
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	683	13	12-31	07/10	8.50	61
MLVF	Malvern Fed Bncp MHC PA(44.6)	NASDAQ	Paoli, PA	Thrift	673	9	09-30	05/08	7.73	47
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	625	18	09-30	04/08	13.45	43
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	602	9	12-31	07/10	12.40	52
GCBC	Green Co Bcrp MHC of NY (44.1)	NASDAQ	Catskill, NY	Thrift	560	14	06-30	12/98	17.63	73
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	538	6	09-30	01/06	5.03	29
BFSB	Brooklyn Fed MHC of NY (28.2)	NASDAQ	Brooklyn, NY	Thrift	524 J	5	09-30	04/05	0.46	6
PBIP	Prudential Bncp MHC PA (25.5)	NASDAQ	Philadelphia, PA	Thrift	506	7	09-30	03/05	5.85	59
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	494	11	12-31	03/85	16.61	33
LSBK	Lake Shore Bnp MHC of NY(39.4)	NASDAQ	Dunkirk, NY	Thrift	484	10	12-31	04/06	10.60	63
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	472	9	12-31	01/11	11.00	60
NECB	NE Comm Bncrp MHC of NY (44.6)	NASDAQ	White Plains, NY	Thrift	455	7	12-31	07/06	6.68	87
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	436	12	09-30	10/10	15.40	54
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	412	14	12-31	11/95	10.00	25
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	409	5	12-31	08/88	2.82	23

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
June 3, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	356	5	06-30	01/10	14.81	69
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	349	5	06-30	01/07	5.50	28
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	339	9	12-31	09/10	14.95	45
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	247	6	06-30	11/93	9.00	19
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	246	6	09-30	04/07	9.25	17
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,018	176	12-31	04/97	1.33	736
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	10,884	39	09-30	04/07	9.93	3,063
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,733	47	09-30	12/10	11.78	1,973
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	3,804 S	55	03-31	07/92	0.75	16
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,153 J	47	06-30	01/99	1.58	27
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,529	80	12-31	10/03	3.80	174
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,115	38	12-31	07/98	1.30	40
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,062	33	12-31	10/95	14.21	138
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,761	10	12-31	10/05	2.58	81
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,705	21	12-31	06/05	8.31	175
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,447	33	12-31	12/99	8.11	57
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,338	12	09-30	12/98	7.30	76
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,337 D	9	09-30	09/85	11.00	87
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,207	33	06-30	04/92	10.76	75
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,183	12	09-30	09/93	17.67	55
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,144	22	12-31	07/98	5.68	62
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,074	18	12-31	02/98	8.00	59
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	907 S	15	12-31	06/94	2.55	11
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	777	18	06-30	12/92	1.86	48
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	607	6	12-31	01/04	9.19	81
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	582	27	09-30	11/06	5.46	28
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	576	4	12-31	07/06	6.98	55
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	513	12	09-30	12/08	16.23	38
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	476	9	06-30	03/06	6.53	51
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	460	11	12-31	03/96	16.57	22
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	449	13	12-31	01/99	16.95	47
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	443	8	12-31	10/07	9.57	44
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	408	11	03-31	01/03	8.50	26
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	387	10	12-31	12/96	16.47	25
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	364	5	12-31	02/95	15.97	25
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	313	5	12-31	01/11	14.85	37
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	308	7	12-31	07/10	12.51	24
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	294	4	12-31	12/98	0.75	3
KFFB	KY Fst Fed Bp MHC of KY (39.3)	NASDAQ	Hazard, KY	Thrift	229	4	06-30	03/05	8.93	70
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	215	8	12-31	04/05	3.65	11
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	211	5	06-30	04/96	15.00	15
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	208	5	12-31	08/96	3.32	4
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	204	11	06-30	12/93	6.08	9
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	24,963	340	12-31	04/07	12.83	4,554
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	3,058	20	12-31	07/02	8.42	497
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,885	44	12-31	06/00	20.76	293
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,774	28	12-31	01/08	20.94	433
EBSB	Meridian Fn Serv MHC MA (41.4)	NASDAQ	East Boston, MA	Thrift	1,901	25	12-31	01/08	13.00	292
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,900	22	12-31	03/11	9.44	278
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,600	24	12-31	12/07	14.60	235
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,239 D	11	12-31	01/07	7.78	218
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,033	10	12-31	12/88	52.12	111
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,002	27	12-31	05/86	13.11	76
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	929	21	12-31	01/11	10.25	108
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	906	20	12-31	10/05	13.00	112

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
June 3, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	582	8	12-31	07/06	14.39	86
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	575	9	06-30	01/07	13.02	89
NVSL	Naug Vlly Fin MHC of CT (40.4)	NASDAQ	Naugatuck, CT	Thrift	564	10	12-31	10/04	8.10	57
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	529	6	09-30	07/10	13.90	99
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	512 D	11	03-31	10/86	19.40	33
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	477	8	06-30	10/04	5.10	33
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	450	6	12-31	07/06	14.48	51
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	247	8	04-30	12/87	8.70	18
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,486 S	163	09-30	11/82	15.24	1,708
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,184	1	12-31	10/07	5.67	107
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	859	17	03-31	10/97	3.06	69
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	744	22	09-30	01/98	5.60	39
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	510	15	06-30	01/11	9.46	24
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,302	67	09-30	11/83	9.39	155
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,101 P	9	09-30	04/11	11.93	171
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,041	21	12-31	10/02	4.40	51
CHFN	Charter Fin Corp MHC GA (49.0)	NASDAQ	West Point, GA	Thrift	991	17	09-30	09/10	10.35	192
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	952	16	12-31	11/10	11.50	100
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	891 P	12	12-31	02/11	7.28	19
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	782	19	09-30	04/95	35.45	74
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	700	18	12-31	10/08	14.50	117
FFBHD	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	578	18	12-31	05/96	9.10	9
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	578	12	06-30	07/03	3.32	22
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	528 D	11	03-31	03/88	3.91	17
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	377	5	06-30	01/11	12.01	76
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	342	5	12-31	11/07	12.50	51
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	324	3	12-31	07/07	15.45	56
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	284	7	12-31	01/10	13.36	34
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	263	5	12-31	04/97	20.66	26
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	218	5	06-30	12/10	13.00	40
South-West Companies										
VPFG	ViewPoint Financal Group of TX (3)	NASDAQ	Plano, TX	Thrift	2,796	24	12-31	07/10	12.79	446
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,335	16	12-31	01/10	14.29	169
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	259	8	12-31	11/10	11.80	20
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,488	25	12-31	07/09	19.57	235
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	1,336	37	09-30	12/07	10.75	178
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	335	6	06-30	04/10	10.90	45
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 06/03/11

EXHIBIT III-2
Home Federal Savings and Loan Association
Public Market Pricing of Publicly-Traded Institutions
< $450 Million in Assets and Positive Core Earnings

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of June 3, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	10.96	292.21	-0.01	13.20	19.07	83.37	10.26	91.23	19.97	0.22	1.83	29.24	2,642	12.09	11.39	3.92	0.07	1.46	0.00	0.77
State of KY	8.47	43.29	0.02	9.89	33.33	92.16	17.93	112.38	0.00	0.36	4.24	0.00	651	17.79	15.21	2.48	0.39	2.10	0.25	0.76
Comparable Group Average	12.98	33.70	0.55	16.65	18.10	78.04	10.51	78.50	20.67	0.26	2.01	30.98	317	13.52	13.47	2.26	0.51	4.48	0.39	3.32
Mid-Atlantic Companies	11.91	43.54	0.25	15.63	30.00	75.04	13.37	75.04	27.27	0.08	0.89	26.67	302	17.09	17.09	0.93	0.21	1.62	0.22	1.70
Mid-West Companies	13.99	22.62	0.78	18.08	12.07	77.13	6.68	78.12	17.94	0.44	3.11	35.75	342	9.11	9.00	3.83	0.56	6.27	0.39	4.39
New England Companies	8.70	18.04	0.40	10.21	13.38	85.21	7.31	85.21	21.75	0.24	2.76	36.92	247	8.58	8.58	0.00	0.54	6.44	0.33	3.96
South-East Companies	13.77	47.14	0.51	17.57	23.73	78.88	14.77	79.07	22.28	0.13	1.03	25.53	317	18.68	18.64	1.59	0.64	3.34	0.52	2.76
Comparable Group																				
Mid-Atlantic Companies																				
OBAF OBA Financial Serv. Inc of MD	14.81	68.56	0.17	17.47	NM	84.77	19.26	84.77	NM	0.00	0.00	0.00	356	22.72	22.72	0.97	0.23	1.04	0.22	0.98
WVFC WVS Financial Corp. of PA	9.00	18.52	0.33	13.78	30.00	65.31	7.49	65.31	27.27	0.16	1.78	53.33	247	11.46	11.46	0.88	0.20	2.19	0.22	2.41
Mid-West Companies																				
FFDF FFD Financial Corp of Dover OH	15.00	15.18	0.93	18.50	10.56	81.08	7.21	81.08	16.13	0.68	4.53	47.89	211	8.89	8.89	1.53	0.70	7.79	0.46	5.10
LSBI LSB Fin. Corp. of Lafayette IN	15.97	24.82	0.69	23.04	13.89	69.31	6.82	69.31	23.14	0.00	0.00	0.00	364	9.84	9.84	5.44	0.48	5.10	0.29	3.06
RIVR River Valley Bancorp of IN	16.47	24.94	0.81	18.02	12.20	91.40	6.44	91.65	20.33	0.84	5.10	62.22	387	8.34	8.32	4.53	0.53	6.40	0.32	3.84
WAYN Wayne Savings Bancshares of OH	8.50	25.53	0.70	12.74	11.64	66.72	6.26	70.42	12.14	0.24	2.82	32.88	408	9.39	8.94	NA	0.54	5.77	0.52	5.53
New England Companies																				
MFLR Mayflower Bancorp, Inc. of MA	8.70	18.04	0.40	10.21	13.38	85.21	7.31	85.21	21.75	0.24	2.76	36.92	247	8.58	8.58	NA	0.54	6.44	0.33	3.96
South-East Companies																				
AFCB Athens Bancshares, Inc. of TN	13.36	34.11	0.71	19.51	19.36	68.48	12.03	69.04	18.82	0.20	1.50	28.99	284	17.56	17.44	3.02	0.63	3.53	0.64	3.63
FABK First Advantage Bancorp of TN	12.50	51.34	0.21	16.37	29.76	76.36	15.02	76.36	NM	0.20	1.60	47.62	342	19.68	19.68	1.10	0.50	2.55	0.25	1.28
LABC Louisiana Bancorp, Inc. of LA	15.45	55.98	0.60	16.83	22.07	91.80	17.25	91.80	25.75	0.00	0.00	0.00	324	18.79	18.79	0.64	0.78	3.94	0.67	3.38

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Home Federal Savings and Loan Association
Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-3
Home Federal Savings and Loan Association
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2010 (000)	Proj. Pop. 2015	2000-2010 % Change	2010-2015 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)	Unemployment Rate 3/31/2011
Athens Bancshares, Inc. of TN	McMinn	49	53	54	7.2%	3.0%	20,206	82.9%	19.8%	11.5%
FFD Financial Corp of Dover OH	Tuscawaras	91	92	92	0.9%	-0.2%	20,646	79.6%	14.1%	9.5%
First Advantage Bancorp of TN	Montgomery	135	164	175	21.4%	7.2%	22,987	94.3%	11.5%	9.7%
LSB Financial Corp. of Lafayette, LA	Tippecanoe	149	169	180	13.2%	6.7%	24,477	96.0%	15.0%	6.9%
Louisiana Bancorp, Inc. of LA	Jefferson	455	435	430	-4.4%	-1.2%	21,827	114.0%	1.8%	7.5%
Mayflower Bancorp, Inc. or MA	Plymouth	473	500	507	5.8%	1.4%	32,609	94.6%	3.1%	8.8%
OBA Financial Services, Inc. of MD	Montgomery	873	963	999	10.3%	3.8%	42,982	136.5%	0.7%	5.0%
River Valley Bancorp of IN	Jefferson	32	33	33	0.9%	-0.2%	22,318	81.0%	53.6%	8.9%
WVS Financial Corp. of PA	Allegheny	1,282	1,221	1,192	-4.8%	-2.4%	28,283	106.4%	0.3%	7.0%
Wayne Savings Bancshares of OH	Wayne	112	116	117	4.2%	1.0%	22,238	85.7%	13.1%	8.3%
	Averages:	**365**	**375**	**378**	**5.5%**	**1.9%**	**$25,857**	**97.1%**	**13.3%**	**8.3%**
	Medians:	**142**	**166**	**178**	**5.0%**	**1.2%**	**22,653**	**94.5%**	**12.3%**	**8.6%**
Home FS and LA	**Boyd**	**50**	**49**	**48**	**-1.9%**	**-0.7%**	**$21,688**	**94.9%**	**12.4%**	**9.3%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2010.

Source: SNL Financial, LC.

EXHIBIT IV-1
Home Federal Savings and Loan Association
Stock Prices: As of June 3, 2011

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of June 3, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(118)	11.45	32,844	331.2	13.40	8.94	11.57	-1.59	3.23	2.11	0.06	-0.05	14.33	13.35	140.93
NYSE Traded Companies(6)	12.14	218,293	2,089.8	14.42	10.96	12.41	-3.26	-20.07	-13.08	0.01	0.18	9.74	7.33	98.99
AMEX Traded Companies(1)	35.45	2,084	73.9	37.32	26.01	35.83	-1.06	14.43	1.78	3.36	3.41	37.23	35.46	375.31
NASDAQ Listed OTC Companies(111)	11.18	22,637	234.1	13.11	8.67	11.30	-1.50	4.44	2.98	0.03	-0.09	14.37	13.48	141.09
California Companies(5)	10.41	8,561	101.5	12.16	6.69	10.66	-2.04	11.68	3.29	0.80	0.36	13.01	12.92	147.70
Florida Companies(2)	14.24	80,096	1,371.8	15.88	13.51	14.28	-2.00	-25.78	-16.04	-1.15	-0.34	7.90	7.42	91.54
Mid-Atlantic Companies(36)	12.26	46,768	551.4	14.39	9.78	12.49	-2.15	5.41	-0.63	0.11	0.18	14.07	12.60	143.70
Mid-West Companies(32)	8.60	30,997	130.6	10.76	6.70	8.55	-0.95	-5.49	1.53	-0.21	-0.51	13.61	12.92	152.51
New England Companies(17)	15.55	36,494	449.7	16.79	11.51	15.75	-1.66	20.08	5.29	0.83	0.79	15.85	14.12	139.38
North-West Companies(5)	7.81	32,589	389.4	9.22	6.25	7.98	-1.86	10.17	18.81	-0.50	-0.48	13.03	12.16	105.43
South-East Companies(15)	12.00	6,779	69.7	14.30	9.63	12.16	-1.58	-3.33	2.06	-0.38	-0.57	16.67	16.25	142.04
South-West Companies(3)	12.96	16,134	211.7	14.06	9.51	13.07	-0.65	18.64	13.56	0.46	0.16	15.67	15.66	114.45
Western Companies (Excl CA)(3)	13.74	10,891	152.6	15.71	11.81	13.89	-1.07	-6.90	-4.48	0.45	0.36	14.62	14.54	95.44
Thrift Strategy(112)	11.50	30,150	302.2	13.40	8.96	11.61	-1.44	4.07	3.08	0.08	0.00	14.50	13.55	140.19
Mortgage Banker Strategy(3)	3.03	32,019	50.0	4.15	1.86	3.15	-4.90	-15.02	-22.53	-1.28	-2.08	4.46	4.33	121.54
Real Estate Strategy(1)	1.86	25,670	47.7	2.23	1.61	1.94	-4.12	-12.68	2.20	-0.38	-0.58	2.90	2.90	30.28
Diversified Strategy(2)	26.05	181,768	2,445.7	32.85	22.52	26.92	-3.12	-6.44	-12.83	1.05	0.81	25.81	21.10	265.04
Companies Issuing Dividends(77)	13.28	38,636	479.9	15.47	10.54	13.43	-1.29	4.75	-0.36	0.68	0.61	15.19	13.91	148.14
Companies Without Dividends(41)	8.22	22,672	70.0	9.75	6.13	8.31	-2.12	0.55	6.46	-1.03	-1.20	12.81	12.36	128.26
Equity/Assets <6%(8)	2.53	16,507	22.9	4.88	1.51	2.57	-4.67	-38.65	-16.99	-3.87	-3.58	6.18	5.32	199.95
Equity/Assets 6-12%(58)	11.94	29,313	196.5	14.10	9.15	11.98	-0.86	2.48	3.83	0.35	0.14	15.11	14.23	177.14
Equity/Assets >12%(52)	12.14	39,086	525.2	13.80	9.75	12.37	-1.97	9.93	2.86	0.28	0.23	14.59	13.48	92.12
Converted Last 3 Mths (no MHC)(2)	10.69	21,902	224.6	11.50	9.09	10.79	-1.06	17.35	18.21	0.11	0.28	14.42	14.40	70.68
Actively Traded Companies(4)	24.04	33,102	501.6	26.19	16.81	23.89	0.46	16.17	7.39	1.62	1.60	22.16	20.69	277.82
Market Value Below $20 Million(15)	5.23	3,858	11.8	7.99	4.21	5.33	-3.70	-19.99	-5.09	-2.54	-2.90	10.69	10.65	175.13
Holding Company Structure(113)	11.07	34,041	342.3	13.04	8.68	11.20	-1.57	3.20	2.12	-0.02	-0.12	14.18	13.22	137.78
Assets Over $1 Billion(56)	11.92	63,400	643.8	14.41	9.70	12.14	-1.94	-2.82	-4.62	0.34	0.25	13.25	11.81	133.46
Assets $500 Million-$1 Billion(32)	10.75	6,847	59.1	12.54	7.91	10.83	-1.27	7.07	8.02	-0.63	-0.72	14.75	14.14	152.70
Assets $250-$500 Million(22)	12.33	3,173	35.8	13.21	9.30	12.32	-1.29	12.33	10.80	0.51	0.37	16.94	16.24	147.90
Assets less than $250 Million(8)	8.50	1,960	16.6	10.23	6.78	8.58	-1.18	5.74	2.63	-0.48	-0.69	13.19	13.16	128.93
Goodwill Companies(71)	11.55	37,749	447.4	13.92	9.15	11.69	-1.74	0.82	0.82	0.03	-0.03	14.48	12.89	149.02
Non-Goodwill Companies(46)	11.51	25,341	151.8	12.76	8.78	11.62	-1.57	8.69	5.15	0.15	-0.01	14.17	14.16	126.91
Acquirors of FSLIC Cases(1)	15.24	112,074	1,708.0	18.53	13.97	15.71	-2.99	-11.70	-9.93	1.06	1.43	16.43	14.14	120.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 3, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(26)	8.77	33,215	116.1	10.42	6.82	8.98	-2.33	-0.08	2.81	0.17	0.15	8.13	7.59	71.31
NASDAQ Listed OTC Companies(26)	8.77	33,215	116.1	10.42	6.82	8.98	-2.33	-0.08	2.81	0.17	0.15	8.13	7.59	71.31
Mid-Atlantic Companies(15)	8.86	28,621	119.2	10.77	6.98	9.11	-2.52	-3.26	-0.33	0.15	0.18	8.17	7.77	77.52
Mid-West Companies(6)	7.79	61,457	154.5	9.29	6.20	7.85	-1.50	-7.76	-2.47	0.13	-0.06	7.42	6.48	57.79
New England Companies(3)	8.73	12,004	53.4	9.78	5.72	9.00	-3.23	22.38	17.72	0.34	0.36	8.13	7.55	79.33
South-East Companies(2)	11.18	12,470	72.6	12.37	9.25	11.42	-2.11	11.49	18.20	0.21	0.20	9.94	9.80	56.35
Thrift Strategy(26)	8.77	33,215	116.1	10.42	6.82	8.98	-2.33	-0.08	2.81	0.17	0.15	8.13	7.59	71.31
Companies Issuing Dividends(18)	8.89	14,939	53.1	10.47	6.96	9.04	-1.26	0.80	2.48	0.14	0.17	8.38	7.87	71.72
Companies Without Dividends(8)	8.53	72,053	249.9	10.33	6.52	8.86	-4.61	-1.95	3.50	0.25	0.11	7.58	7.02	70.44
Equity/Assets 6-12%(16)	8.78	16,979	73.1	10.29	6.62	8.99	-2.94	6.90	4.66	0.28	0.19	8.27	7.81	85.74
Equity/Assets >12%(10)	8.77	62,079	192.5	10.66	7.18	8.96	-1.25	-12.50	-0.49	-0.01	0.07	7.87	7.22	45.67
Market Value Below $20 Million(1)	0.46	12,889	1.7	5.43	0.36	0.44	4.55	-91.59	-64.34	-1.08	-0.41	5.68	5.68	40.68
Holding Company Structure(24)	8.89	34,182	120.2	10.53	6.88	9.09	-2.20	0.51	3.06	0.18	0.16	8.24	7.69	72.18
Assets Over $1 Billion(9)	10.01	87,149	305.9	11.77	8.22	10.40	-3.97	-9.47	-0.20	0.19	0.06	7.48	6.90	60.31
Assets $500 Million-$1 Billion(8)	8.04	9,180	32.3	9.90	6.05	8.26	-2.71	-5.68	-1.09	0.01	0.05	7.80	7.60	78.94
Assets $250-$500 Million(8)	8.25	6,496	21.0	9.61	6.09	8.30	-0.74	16.42	10.49	0.32	0.33	9.18	8.53	79.93
Assets less than $250 Million(1)	8.93	7,785	27.9	10.40	7.73	8.83	1.13	-12.19	-3.46	0.19	0.18	7.49	5.61	29.37
Goodwill Companies(16)	9.49	46,420	170.7	10.69	7.23	9.70	-1.92	5.58	6.93	0.25	0.22	8.01	7.18	68.04
Non-Goodwill Companies(9)	8.37	9,348	21.2	10.51	6.83	8.61	-4.00	0.03	2.95	0.18	0.08	8.67	8.67	81.68
MHC Institutions(26)	8.77	33,215	116.1	10.42	6.82	8.98	-2.33	-0.08	2.81	0.17	0.15	8.13	7.59	71.31

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 3, 2011

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY*	13.95	98,478	1,373.8	15.25	11.55	14.37	-2.92	-6.50	0.29	0.90	0.86	12.84	10.96	179.81
BBX	BankAtlantic Bancorp Inc of FL*	0.75	62,954	47.2	1.85	0.60	0.78	-3.85	-54.27	-34.78	-2.37	-2.42	1.01	0.77	71.92
BKU	BankUnited, Inc.*	27.73	97,238	2,696.4	29.90	26.41	27.77	-0.14	2.70	2.70	0.07	1.74	14.78	14.07	111.15
FBC	Flagstar Bancorp, Inc. of MI*	1.33	553,712	736.4	4.50	1.13	1.41	-5.67	-70.83	-18.40	-0.62	-0.96	1.78	1.78	23.51
NYB	New York Community Bcrp of NY*	15.74	437,341	6,883.7	19.33	14.93	16.15	-2.54	-1.13	-16.50	1.25	1.01	12.67	6.94	93.86
PFS	Provident Fin. Serv. Inc of NJ*	13.35	60,034	801.5	15.66	11.14	13.97	-4.44	9.61	-11.76	0.83	0.82	15.35	9.48	113.68
	AMEX Traded Companies														
TSH	Teche Hlding Cp of N Iberia LA*	35.45	2,084	73.9	37.32	26.01	35.83	-1.06	14.43	1.78	3.36	3.41	37.23	35.46	375.31
	NASDAQ Listed OTC Companies														
ABBC	Abington Bancorp, Inc. of PA(8)*	10.60	20,232	214.5	13.23	8.51	11.27	-5.94	17.78	-11.15	0.38	0.38	10.52	10.52	58.00
ALLB	Alliance Bancorp, Inc. of PA*	11.00	5,474	60.2	11.70	8.54	10.94	0.55	8.70	-1.43	0.29	0.29	15.66	15.66	86.28
ABCW	Anchor BanCorp Wisconsin of WI*	0.75	21,683	16.3	1.90	0.40	0.81	-7.41	-7.41	-37.50	-2.71	-3.40	0.15	0.00	175.43
ANCB	Anchor Bancorp of Aberdeen, WA*	9.46	2,550	24.1	11.28	9.44	9.55	-0.94	-5.40	-5.40	-2.16	-2.26	24.37	24.37	200.05
AFCB	Athens Bancshares, Inc. of TN*	13.36	2,553	34.1	14.05	10.50	13.50	-1.04	22.12	6.97	0.69	0.71	19.51	19.35	111.10
ACFC	Atlantic Coast Fin. Corp of GA*	7.28	2,584	18.8	18.01	5.51	7.73	-5.82	-58.64	-18.48	-6.99	-9.12	24.51	24.47	344.71
BCSB	BCSB Bancorp, Inc. of MD*	13.45	3,192	42.9	14.25	9.44	14.00	-3.93	34.63	19.03	0.26	0.25	15.81	15.79	195.73
BKMU	Bank Mutual Corp of WI*	3.80	45,819	174.1	6.50	3.60	4.03	-5.71	-41.36	-20.50	-1.61	-1.91	6.82	5.66	55.20
BFIN	BankFinancial Corp. of IL*	8.31	21,073	175.1	10.11	8.11	8.37	-0.72	-8.28	-14.77	-0.28	-0.24	11.90	10.59	80.92
BFED	Beacon Federal Bancorp of NY*	13.65	6,413	87.5	14.99	8.43	13.60	0.37	51.84	15.68	0.87	0.94	17.36	17.36	161.21
BNCL	Beneficial Mut MHC of PA(43.7)	8.21	80,718	296.1	10.55	7.15	8.38	-2.03	-19.75	-7.02	-0.22	-0.19	7.54	5.97	60.73
BHLB	Berkshire Hills Bancorp of MA*	20.76	14,115	293.0	22.92	16.81	22.04	-5.81	11.67	-6.11	0.94	1.03	27.63	15.42	204.40
BOFI	Bofi Holding, Inc. Of CA*	14.47	10,352	149.8	16.95	10.80	15.00	-3.53	-8.42	-6.71	1.87	1.54	13.25	13.25	167.71
BYFC	Broadway Financial Corp. of CA*	2.35	1,744	4.1	3.77	1.68	2.35	0.00	-30.88	-3.29	-0.19	-0.17	9.38	9.38	273.36
BRKL	Brookline Bancorp, Inc. of MA*	8.42	59,072	497.4	11.68	8.36	8.70	-3.22	-15.55	-22.40	0.49	0.49	8.42	7.54	51.76
BFSB	Brooklyn Fed MHC of NY (28.2)	0.46	12,889	1.7	5.43	0.36	0.44	4.55	-91.59	-64.34	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	5.68	10,869	61.7	5.85	4.01	5.60	1.43	3.46	8.60	0.30	0.27	10.47	10.46	105.26
CMSB	CMS Bancorp Inc of W Plains NY*	9.25	1,863	17.2	10.75	7.52	9.80	-5.61	11.85	-6.19	0.12	-0.09	11.60	11.60	132.23
CBNJ	Cape Bancorp, Inc. of NJ*	10.24	13,314	136.3	10.40	6.79	10.17	0.69	38.57	20.47	0.88	0.87	10.60	8.87	79.74
CFFN	Capitol Federal Fin Inc. of KS*	11.78	167,494	1,973.1	15.57	10.16	11.88	-0.84	-15.92	-1.09	0.22	0.37	11.50	11.50	58.11
CARV	Carver Bancorp, Inc. of NY*	0.57	2,484	1.4	8.09	0.31	0.59	-3.39	-92.50	-70.16	-14.59	-15.04	3.72	3.67	299.32
CEBK	Central Bncrp of Somerville MA*	19.40	1,681	32.6	20.00	9.80	18.00	7.78	68.70	40.78	1.31	1.04	21.98	20.66	304.78
CFBK	Central Federal Corp. of OH*	0.75	4,128	3.1	2.26	0.45	1.01	-25.74	-48.98	47.06	-2.16	-2.31	1.71	1.68	71.25
CHFN	Charter Fin Corp MHC GA (49.0)	10.35	18,592	118.6	11.24	7.50	10.59	-2.27	2.88	16.29	0.13	-0.14	7.37	7.09	53.32
CHEV	Cheviot Fin Cp MHC of OH(38.5)	9.19	8,865	31.4	9.50	7.30	9.25	-0.65	7.36	3.26	0.23	0.19	7.87	6.57	68.52
CBNK	Chicopee Bancorp, Inc. of MA*	14.39	5,980	86.1	14.70	10.79	14.55	-1.10	20.22	13.75	0.09	0.07	15.38	15.38	97.28
CZWI	Citizens Comm Bncorp Inc of WI*	5.46	5,113	27.9	5.70	3.51	5.21	4.80	32.85	38.23	-1.44	-1.24	10.28	10.15	113.83
CSBC	Citizens South Bnkg Corp of NC*	4.40	11,509	50.6	6.33	3.90	4.60	-4.35	-13.89	1.38	-0.31	-0.25	6.24	6.10	90.49
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	10.30	26,137	98.9	12.18	8.08	10.77	-4.36	15.21	-4.72	0.33	0.33	6.83	6.83	43.04
COBK	Colonial Financial Serv. of NJ*	12.40	4,188	51.9	13.09	9.35	12.40	0.00	23.63	1.64	0.89	0.86	16.82	16.82	143.70
CFFC	Community Fin. Corp. of VA*	3.91	4,362	17.1	4.54	2.72	3.73	4.83	-6.24	12.36	0.32	0.15	8.42	8.42	120.97
DNBK	Danvers Bancorp, Inc. of MA(8)*	20.94	20,687	433.2	22.63	14.19	22.22	-5.76	31.37	18.51	0.83	0.82	13.83	12.25	134.11
DCOM	Dime Community Bancshars of NY*	13.65	34,683	473.4	15.89	11.52	13.83	-1.30	8.16	-6.44	1.24	1.27	9.72	8.11	119.44
ESBF	ESB Financial Corp. of PA*	10.84	14,812	160.6	14.33	10.03	11.35	-4.49	-5.57	-19.88	1.04	1.08	11.47	8.61	129.95
ESSA	ESSA Bancorp, Inc. of PA*	11.30	12,468	140.9	13.49	10.62	11.25	0.44	-12.34	-14.52	0.35	0.29	13.04	13.04	87.73
EBMT	Eagle Bancorp Montanta of MT*	10.90	4,083	44.5	11.81	8.76	10.90	0.00	7.92	0.65	0.60	0.24	12.97	12.97	81.95
ESBK	Elmira Svgs Bank, FSB of NY*	16.61	1,964	32.6	18.50	14.15	16.60	0.06	11.33	-8.99	1.74	1.24	19.49	12.93	251.67
FFDF	FFD Financial Corp of Dover OH*	15.00	1,012	15.2	15.00	13.00	14.95	0.33	0.40	5.34	1.42	0.93	18.50	18.50	208.09
FFCO	FedFirst Financial Corp of PA*	14.95	2,991	44.7	16.50	7.84	14.94	0.07	32.77	8.65	0.18	0.33	19.84	19.40	113.46
FSBI	Fidelity Bancorp, Inc. of PA*	8.90	3,062	27.3	9.75	4.92	8.90	0.00	23.61	56.97	0.09	0.52	14.06	13.19	223.65
FABK	First Advantage Bancorp of TN*	12.50	4,107	51.3	13.89	10.12	12.50	0.00	15.74	3.05	0.42	0.21	16.37	16.37	83.20
FBSI	First Bancshares, Inc. of MO*	6.08	1,551	9.4	9.00	5.12	6.08	0.00	-28.55	-9.39	-2.43	-2.45	12.58	12.52	131.65
FCAP	First Capital, Inc. of IN*	16.95	2,787	47.2	16.96	14.19	16.75	1.19	15.78	1.86	1.35	1.18	17.31	15.35	161.19
FCLF	First Clover Leaf Fin Cp of IL*	6.98	7,882	55.0	7.57	5.19	7.00	-0.29	16.53	2.95	0.48	0.38	9.89	8.31	73.06
FDEF	First Defiance Fin. Corp of OH*	14.21	9,724	138.2	15.00	8.53	14.50	-2.00	24.00	19.41	0.74	0.28	23.31	16.79	212.05
FFNM	First Fed of N. Michigan of MI*	3.65	2,884	10.5	4.01	1.90	3.43	6.41	70.56	30.36	0.07	0.00	8.15	7.95	74.70
FFBHD	First Fed. Bancshares of AR(8)*	9.10	969	8.8	19.50	4.70	9.54	-4.61	-41.14	21.50	-7.58	-8.88	19.11	19.11	596.16
FFNW	First Fin NW, Inc of Renton WA*	5.67	18,805	106.6	6.43	3.21	5.79	-2.07	18.87	41.75	-1.86	-1.91	9.39	9.39	62.95
FFCH	First Fin. Holdings Inc. of SC*	9.39	16,527	155.2	13.22	8.45	9.66	-2.80	-29.45	-18.42	-0.99	-1.17	14.92	12.65	199.80
FPTB	First PacTrust Bancorp of CA*	15.39	9,729	149.7	16.68	6.80	15.59	-1.28	88.37	15.98	0.20	-0.02	13.94	13.94	85.82

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 3, 2011

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/	Shares Outst-	Market Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
FPFC	First Place Fin. Corp. of OH*	1.58	16,974	26.8	4.31	1.37	1.46	8.22	-65.20	-39.46	-2.10	-2.91	10.76	10.24	185.73
FSFG	First Savings Fin. Grp. of IN*	16.23	2,369	38.4	18.49	12.67	16.23	0.00	21.12	9.66	1.30	1.64	23.66	20.19	216.46
FFIC	Flushing Fin. Corp. of NY*	12.71	31,351	398.5	15.15	10.51	13.16	-3.42	-6.34	-9.21	1.24	1.30	12.57	12.01	137.70
FXCB	Fox Chase Bancorp, Inc. of PA*	13.06	14,550	190.0	14.03	9.13	13.24	-1.36	31.79	10.21	0.24	0.15	14.22	14.22	73.63
FRNK	Franklin Financial Corp. of VA*	11.93	14,303	170.6	12.12	11.26	11.96	-0.25	19.30	19.30	-0.07	0.20	17.44	17.44	76.96
GSLA	GS Financial Corp. of LA(8)*	20.66	1,258	26.0	20.77	8.50	20.59	0.34	59.54	131.87	0.50	-0.04	22.20	22.20	209.25
GCBC	Green Co Bcrp MHC of NY (44.1)	17.63	4,146	32.0	19.97	15.01	17.60	0.17	2.44	-9.45	1.25	1.21	11.27	11.27	135.18
HFFC	HF Financial Corp. of SD*	10.76	6,979	75.1	11.24	9.25	10.95	-1.74	5.49	-0.37	0.55	0.25	13.69	13.06	172.99
HMNF	HMN Financial, Inc. of MN*	2.55	4,388	11.2	5.50	2.02	2.65	-3.77	-49.60	-9.25	-4.71	-4.99	12.77	12.77	206.79
HBNK	Hampden Bancorp, Inc. of MA*	13.02	6,799	88.5	13.80	9.24	13.40	-2.84	32.86	14.92	0.28	0.24	13.66	13.66	84.57
HARL	Harleysville Svgs Fin Cp of PA*	14.94	3,732	55.8	15.85	14.00	15.11	-1.13	-2.03	0.88	1.32	1.32	14.74	14.74	229.50
HBOS	Heritage Fin Group, Inc of GA*	11.50	8,711	100.2	15.72	9.32	11.93	-3.60	-24.09	-7.41	0.21	0.72	13.93	13.39	109.28
HIFS	Hingham Inst. for Sav. of MA*	52.12	2,124	110.7	52.99	35.02	52.20	-0.15	37.16	17.12	5.08	5.08	35.32	35.32	486.35
HBCP	Home Bancorp Inc. Lafayette LA*	14.50	8,087	117.3	16.19	12.34	14.90	-2.68	7.01	4.92	0.57	0.66	16.39	16.18	86.62
HOME	Home Federal Bancorp Inc of ID*	10.75	16,562	178.0	14.66	10.20	10.98	-2.09	-27.76	-12.39	-0.28	-0.16	11.97	11.75	80.64
HFBL	Home Federal Bancorp Inc of LA*	13.00	3,046	39.6	14.00	8.45	12.87	1.01	31.58	13.04	0.64	0.15	16.55	16.55	71.43
HFBC	HopFed Bancorp, Inc. of KY*	8.00	7,336	58.7	10.78	7.75	7.99	0.13	-25.79	-11.50	0.24	-0.13	12.29	12.20	146.41
HCBK	Hudson City Bancorp, Inc of NJ*	8.60	526,718	4,529.8	13.48	8.59	9.06	-5.08	-33.74	-32.50	-0.32	-0.35	8.98	8.68	99.54
ISBC	Investors Bcrp MHC of NJ(43.0)	14.04	113,167	702.7	15.09	10.56	14.60	-3.84	3.24	7.01	0.59	0.54	8.12	7.78	86.82
JXSB	Jacksonville Bancorp Inc of IL*	12.51	1,927	24.1	13.00	9.35	12.75	-1.88	8.59	16.05	1.19	0.90	18.98	17.56	159.74
JFBI	Jefferson Bancshares Inc of TN*	3.32	6,635	22.0	5.02	2.75	3.50	-5.14	-24.55	2.47	-3.54	-3.74	8.41	8.10	87.04
KFFB	KY Fst Fed Bp MHC of KY (39.3)	8.93	7,785	27.9	10.40	7.73	8.83	1.13	-12.19	-3.46	0.19	0.18	7.49	5.61	29.37
KFFG	Kaiser Federal Fin Group of CA*	12.25	9,559	117.1	14.70	9.58	12.49	-1.92	-7.27	5.79	0.87	0.87	16.25	15.83	94.36
KRNY	Kearny Fin Cp MHC of NJ (25.1)	9.00	67,975	161.3	10.43	8.24	9.29	-3.12	1.58	4.65	0.09	0.12	7.05	5.45	42.57
LSBI	LSB Fin. Corp. of Lafayette IN*	15.97	1,554	24.8	16.36	8.90	15.46	3.30	38.87	17.60	1.15	0.69	23.04	23.04	234.09
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.57	4,586	19.8	10.01	6.00	9.60	-0.31	23.48	5.86	0.59	0.44	11.21	9.24	96.53
LSBK	Lake Shore Bnp MHC of NY(39.4)	10.60	5,939	25.9	14.00	7.52	10.85	-2.30	31.84	14.84	0.55	0.41	9.55	9.55	81.48
LEGC	Legacy Bancorp, Inc. of MA(8)*	13.00	8,632	112.2	13.88	7.36	13.70	-5.11	42.54	-1.07	-0.69	-0.58	12.95	11.30	104.91
LABC	Louisiana Bancorp, Inc. of LA*	15.45	3,623	56.0	15.54	13.92	15.39	0.39	3.34	5.82	0.70	0.60	16.83	16.83	89.56
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.50	5,173	11.7	8.07	5.15	5.50	0.00	-29.21	-6.78	0.14	0.14	7.84	7.84	67.56
MGYR	Magyar Bancorp MHC of NJ(44.7)	5.03	5,799	13.0	7.00	3.01	5.85	-14.02	28.97	25.75	0.59	0.50	7.57	7.57	92.74
MLVF	Malvern Fed Bncp MHC PA(44.6)	7.73	6,103	21.0	9.00	5.05	7.85	-1.53	-13.82	3.07	-1.21	-1.20	9.81	9.81	110.24
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	2,074	18.0	10.35	6.83	8.84	-1.58	17.57	-3.33	0.65	0.40	10.21	10.21	119.04
EBSB	Meridian Fn Serv MHC MA (41.4)	13.00	22,463	122.9	14.30	9.85	13.35	-2.62	13.14	10.26	0.61	0.54	9.72	9.11	84.61
CASH	Meta Financial Group of IA*	17.67	3,117	55.1	37.88	11.90	13.88	27.31	-39.44	28.23	3.05	2.74	23.40	23.02	379.66
MFSF	MutualFirst Fin. Inc. of IN*	8.11	6,985	56.6	10.50	6.10	8.25	-1.70	10.19	-12.80	0.39	0.31	14.19	13.58	207.19
NASB	NASB Fin. Inc. of Grandview MO*	11.00	7,868	86.5	19.12	11.00	12.24	-10.13	-34.56	-34.37	0.89	-2.32	21.58	21.26	169.95
NECB	NE Comm Bncrp MHC of NY (44.6)	6.68	13,071	39.8	6.90	4.40	6.77	-1.33	19.71	19.29	0.17	0.26	8.31	8.17	34.79
NHTB	NH Thrift Bancshares of NH*	13.11	5,774	75.7	13.75	9.30	13.05	0.46	24.03	4.46	1.36	0.87	14.49	9.51	173.46
NVSL	Naug Vlly Fin MHC of CT (40.4)	8.10	7,019	23.0	9.07	4.70	8.30	-2.41	32.57	20.00	0.22	0.22	7.47	7.46	80.37
NFSB	Newport Bancorp, Inc. of RI*	14.48	3,489	50.5	14.49	10.97	14.20	1.97	19.18	20.67	0.57	0.56	14.39	14.39	128.84
FFFD	North Central Bancshares of IA*	16.57	1,351	22.4	18.30	12.11	16.95	-2.24	-7.94	-0.72	0.92	0.92	29.39	28.90	340.20
NFBK	Northfield Bcp MHC of NY(43.4)	13.32	42,918	254.2	14.33	10.51	13.95	-4.52	-8.64	0.00	0.36	0.33	9.22	8.84	54.89
NWBI	Northwest Bancshares Inc of PA*	12.05	107,733	1,298.2	12.67	10.24	12.30	-2.03	3.88	2.29	0.57	0.58	11.95	10.32	75.39
OBAF	OBA Financial Serv. Inc of MD*	14.81	4,629	68.6	15.10	10.95	14.89	-0.54	30.95	7.16	0.18	0.17	17.47	17.47	76.90
OSHC	Ocean Shore Holding Co. of NJ*	12.29	7,297	89.7	13.25	10.12	12.43	-1.13	14.33	7.34	0.73	0.74	13.94	13.94	118.04
OCFC	OceanFirst Fin. Corp of NJ*	13.15	18,844	247.8	14.69	11.08	13.59	-3.24	4.78	2.18	1.12	0.98	10.93	10.93	120.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.01	6,348	26.7	13.50	11.00	12.25	-1.96	20.10	20.10	0.29	0.53	12.50	12.50	59.38
OABC	OmniAmerican Bancorp Inc of TX*	14.29	11,839	169.2	15.93	11.00	14.83	-3.64	23.94	5.46	0.14	0.05	16.76	16.76	112.76
ONFC	Oneida Financial Corp. of NY*	8.50	7,162	60.9	10.57	7.06	8.64	-1.62	-8.70	8.28	0.67	0.65	11.76	8.24	95.40
ORIT	Oritani Financial Corp of NJ*	12.17	56,202	684.0	12.98	9.10	12.50	-2.64	24.56	-0.57	0.31	0.31	11.50	11.50	45.50
PSBH	PSB Hldgs Inc MHC of CT (42.9)	5.10	6,529	14.3	5.98	2.60	5.35	-4.67	21.43	22.89	0.20	0.32	7.19	6.07	73.00
PVFC	PVF Capital Corp. of Solon OH*	1.86	25,670	47.7	2.23	1.61	1.94	-4.12	-12.68	2.20	-0.38	-0.58	2.90	2.90	30.28
PFED	Park Bancorp of Chicago IL*	3.32	1,193	4.0	5.07	3.12	3.69	-10.03	-23.68	-7.78	-4.60	-4.78	14.13	14.13	174.07
PVSA	Parkvale Financial Corp of PA*	10.94	5,583	61.1	12.00	5.75	11.00	-0.55	28.71	19.17	-3.00	1.17	16.50	11.51	322.64
PBHC	Pathfinder BC MHC of NY (36.3)	10.00	2,485	9.0	10.25	6.00	9.50	5.26	58.73	17.65	0.75	0.73	10.03	8.49	165.97
PEOP	Peoples Fed Bancshrs Inc of MA*	13.90	7,142	99.3	14.91	10.10	13.85	0.36	39.00	6.84	-0.01	0.45	16.31	16.31	74.01
PBCT	Peoples United Financial of CT*	12.83	354,940	4,553.9	14.70	12.17	13.21	-2.88	-7.83	-8.42	0.35	0.36	14.54	9.04	70.33
PROV	Provident Fin. Holdings of CA*	7.58	11,419	86.6	8.70	4.57	7.85	-3.44	16.62	4.70	1.25	-0.42	12.22	12.22	117.26
PBNY	Provident NY Bncrp, Inc. of NY*	8.43	38,073	321.0	11.09	7.86	9.05	-6.85	-8.27	-19.64	0.54	0.36	11.04	6.74	76.68
PBIP	Prudential Bncp MHC PA (25.5)	5.85	10,023	17.7	8.00	5.50	6.19	-5.49	-14.22	-3.31	-0.04	-0.01	5.34	5.34	50.48
PULB	Pulaski Fin Cp of St. Louis MO*	7.30	10,472	76.4	7.82	5.50	7.35	-0.68	15.87	-3.69	0.81	0.42	8.34	7.96	127.78
RIVR	River Valley Bancorp of IN*	16.47	1,514	24.9	17.00	13.34	16.01	2.87	16.64	2.94	1.35	0.81	18.02	17.97	255.64
RVSB	Riverview Bancorp, Inc. of WA*	3.06	22,472	68.8	3.34	1.71	3.04	0.66	5.52	12.50	0.19	0.18	4.76	3.61	38.24
RCKB	Rockville Fin New, Inc. of CT*	9.44	29,501	278.5	10.87	6.92	9.62	-1.87	15.40	17.12	0.28	0.36	11.39	11.35	64.40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 3, 2011

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From						Tangible	
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
ROMA Roma Fin Corp MHC of NJ (26.2)	9.97	30,281	83.0	11.75	9.29	10.73	-7.08	-14.86	-5.94	0.18	0.14	7.02	6.96	61.20
SIFI SI Financial Group, Inc. of CT*	10.25	10,576	108.4	10.53	6.11	10.45	-1.91	41.57	4.27	0.26	0.22	12.19	11.80	87.88
SPBC SP Bancorp, Inc. of Plano, TX*	11.80	1,725	20.4	12.50	8.71	11.62	1.55	18.00	25.80	0.62	0.09	18.78	18.78	150.34
SVBI Severn Bancorp, Inc. of MD*	3.78	10,067	38.1	5.83	2.80	4.07	-7.13	-31.89	9.57	0.04	-0.02	7.84	7.81	96.13
STND Standard Financial Corp. of PA*	15.40	3,478	53.6	17.03	10.90	15.36	0.26	54.00	11.19	0.64	0.90	21.74	19.00	125.26
THRD TF Fin. Corp. of Newtown PA*	21.88	2,822	61.7	22.86	19.05	21.42	2.15	7.78	3.06	1.15	0.93	26.32	24.71	242.46
TFSL TFS Fin Corp MHC of OH (26.4)	9.93	308,418	806.3	13.18	7.76	10.10	-1.68	-24.60	10.09	-0.02	-0.06	5.68	5.65	35.29
TBNK Territorial Bancorp, Inc of HI*	19.57	12,028	235.4	20.66	16.46	19.79	-1.11	-0.86	-1.71	1.04	1.00	18.91	18.91	123.74
TSBK Timberland Bancorp, Inc. of WA*	5.60	7,045	39.5	6.50	2.90	5.83	-3.95	43.59	55.12	0.29	0.16	10.18	9.31	105.59
TRST TrustCo Bank Corp NY of NY*	5.53	77,244	427.2	6.66	5.19	5.77	-4.16	-9.34	-12.78	0.39	0.35	3.35	3.34	51.89
UCBA United Comm Bncp MHC IN (40.7)	6.53	7,840	20.8	8.13	6.04	6.57	-0.61	-14.75	-9.93	-0.12	-0.16	6.81	6.35	60.71
UCFC United Community Fin. of OH*	1.30	30,951	40.2	1.89	1.10	1.31	-0.76	-27.37	-2.99	-0.94	-1.19	5.73	5.72	68.34
UBNK United Financial Bncrp of MA*	14.60	16,096	235.0	16.76	12.95	15.82	-7.71	3.77	-4.39	0.67	0.66	13.92	13.38	99.39
VPFG ViewPoint Financal Group of TX*	12.79	34,839	445.6	13.75	8.82	12.77	0.16	13.99	9.41	0.62	0.33	11.48	11.44	80.26
WSB WSB Holdings, Inc. of Bowie MD*	2.82	7,992	22.5	3.69	1.85	3.03	-6.93	-8.74	22.61	-0.49	-0.45	6.55	6.55	51.22
WSFS WSFS Financial Corp. of DE*	39.26	8,595	337.4	50.99	32.87	40.63	-3.37	-5.05	-17.24	1.75	1.27	37.08	33.15	459.75
WVFC WVS Financial Corp. of PA*	9.00	2,058	18.5	13.67	8.31	9.00	0.00	-33.82	-0.99	0.30	0.33	13.78	13.78	120.22
WFSL Washington Federal, Inc. of WA*	15.24	112,074	1,708.0	18.53	13.97	15.71	-2.99	-11.70	-9.93	1.06	1.43	16.43	14.14	120.33
WSBF Waterstone Fin MHC of WI(26.2)	2.58	31,250	21.2	4.52	2.37	2.77	-6.86	-25.86	-20.62	-0.11	-0.92	5.47	5.47	56.35
WAYN Wayne Savings Bancshares of OH*	8.50	3,004	25.5	9.93	7.11	8.54	-0.47	3.03	-5.35	0.73	0.70	12.74	12.07	135.73
WFD Westfield Fin. Inc. of MA*	7.78	28,046	218.2	9.45	7.23	8.31	-6.38	-6.49	-15.89	0.11	0.01	7.89	7.89	44.19
WBKC Wolverine Bancorp, Inc. of MI*	14.85	2,508	37.2	15.05	11.00	14.93	-0.54	48.50	48.50	0.26	0.20	25.47	25.47	124.89

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of June 3, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(118)	11.71	11.03	0.05	1.41	3.41	-0.04	0.65	3.85	57.71	1.83	17.81	78.18	9.47	85.85	19.40	0.23	1.75	28.93
NYSE Traded Companies(6)	9.40	7.37	-0.51	-1.36	5.22	-0.55	-2.69	5.54	33.13	2.33	14.73	109.41	11.32	144.02	16.01	0.43	2.62	57.80
AMEX Traded Companies(1)	9.92	9.49	0.91	9.27	9.48	0.93	9.41	2.55	52.40	1.78	10.55	95.22	9.45	99.97	10.40	1.44	4.06	42.86
NASDAQ Listed OTC Companies(111)	11.85	11.25	0.07	1.47	3.27	-0.02	0.73	3.77	59.15	1.80	18.07	76.23	9.37	82.39	19.78	0.21	1.68	27.91
California Companies(5)	11.04	10.97	0.68	6.68	5.95	0.31	2.91	6.51	31.52	2.45	9.29	76.42	9.37	76.82	11.74	0.15	1.41	10.26
Florida Companies(2)	7.35	6.91	-1.54	0.51	0.25	-0.83	12.58	12.26	28.28	3.38	NM	130.94	13.00	147.24	15.94	0.28	1.01	0.00
Mid-Atlantic Companies(36)	11.57	10.56	0.30	4.14	3.46	0.31	4.47	3.22	44.19	1.53	18.13	87.17	10.16	100.42	18.79	0.27	2.17	34.44
Mid-West Companies(32)	9.54	9.10	-0.37	-2.54	3.76	-0.60	-4.95	5.16	39.24	2.44	15.02	61.10	6.07	64.59	17.80	0.21	1.82	26.10
New England Companies(17)	14.03	12.85	0.50	4.43	4.37	0.49	4.19	1.30	122.83	1.08	22.21	94.67	13.03	107.02	22.16	0.31	2.12	34.87
North-West Companies(5)	12.57	11.54	-0.44	-3.21	-1.12	-0.43	-3.21	9.00	21.94	2.19	16.60	62.25	7.94	70.38	20.89	0.05	0.31	7.55
South-East Companies(15)	13.96	13.76	-0.14	-1.34	2.11	-0.21	-1.44	3.06	89.92	1.71	19.96	69.15	10.26	71.01	19.83	0.19	1.01	26.76
South-West Companies(3)	13.89	13.87	0.45	3.95	3.69	0.18	1.50	2.60	41.75	1.10	19.83	86.50	12.15	86.63	38.76	0.07	0.52	10.75
Western Companies (Excl CA)(3)	15.32	15.24	0.41	2.77	2.74	0.30	2.02	1.21	44.43	1.25	18.49	92.45	14.15	93.01	19.57	0.29	2.15	40.64
Thrift Strategy(112)	11.89	11.25	0.08	1.42	3.52	0.02	0.84	3.59	59.09	1.73	17.63	78.15	9.62	85.34	18.96	0.23	1.78	29.32
Mortgage Banker Strategy(3)	3.97	3.83	-1.16	10.79	16.49	-1.76	-3.63	10.63	34.68	4.59	6.06	68.14	2.64	79.72	NM	0.01	0.18	3.20
Real Estate Strategy(1)	9.58	9.58	-1.16	-12.10	-20.43	-1.78	-18.47	9.39	40.93	5.00	NM	64.14	6.14	64.14	NM	0.00	0.00	0.00
Diversified Strategy(2)	14.37	10.61	0.46	3.34	3.59	0.42	2.78	2.72	39.35	1.56	29.55	97.06	13.39	130.18	33.28	0.55	3.07	27.43
Companies Issuing Dividends(77)	12.08	11.20	0.46	4.16	4.57	0.39	3.63	2.56	57.45	1.53	17.94	87.47	10.65	97.73	19.09	0.36	2.74	41.42
Companies Without Dividends(41)	11.04	10.72	-0.67	-4.07	0.49	-0.79	-5.31	6.09	58.19	2.36	17.32	61.45	7.40	64.45	20.64	0.00	0.00	0.00
Equity/Assets <6%(8)	2.78	2.46	-2.05	-9.13	-17.75	-2.04	-4.66	10.38	36.71	3.98	NM	39.91	1.12	48.85	9.35	0.02	0.35	0.00
Equity/Assets 6-12%(58)	8.75	8.33	0.08	1.52	5.07	-0.07	0.01	4.02	54.11	1.83	14.61	76.68	6.66	82.07	17.12	0.26	1.82	26.02
Equity/Assets >12%(52)	16.27	15.25	0.31	1.93	2.60	0.27	1.68	2.78	64.50	1.54	21.97	84.45	13.79	94.52	22.68	0.23	1.86	32.67
Converted Last 3 Mths (no MHC)(2)	20.17	20.15	0.20	1.89	1.19	0.45	3.26	2.28	67.12	1.74	33.71	75.64	15.08	75.79	26.22	0.13	1.38	0.00
Actively Traded Companies(4)	8.90	8.11	0.48	5.39	3.23	0.51	5.49	3.06	49.62	1.77	13.15	97.88	8.61	105.87	13.19	0.40	1.64	18.94
Market Value Below $20 Million(15)	6.69	6.66	-1.13	-4.65	3.37	-1.30	-5.81	7.73	36.48	2.92	16.54	46.79	3.54	46.98	22.80	0.08	0.77	23.02
Holding Company Structure(113)	11.78	11.09	0.03	1.18	3.39	-0.06	0.42	3.84	58.11	1.85	17.99	77.42	9.50	85.05	19.49	0.22	1.75	28.84
Assets Over $1 Billion(56)	11.55	10.53	0.16	2.28	4.23	0.06	1.30	3.43	48.77	1.82	17.65	88.34	10.36	100.88	19.41	0.29	2.34	34.59
Assets $500 Million-$1 Billion(32)	11.14	10.68	-0.21	-0.32	1.52	-0.24	-0.47	4.86	42.28	1.81	16.85	69.31	8.32	73.09	18.49	0.16	1.03	23.07
Assets $250-$500 Million(22)	13.12	12.77	0.24	3.28	3.54	0.14	2.52	3.89	92.01	1.97	18.94	70.88	9.66	74.65	20.06	0.19	1.40	26.22
Assets less than $250 Million(8)	11.18	11.15	-0.23	-2.80	4.73	-0.42	-4.28	3.39	99.91	1.66	18.57	63.31	7.33	63.48	21.72	0.17	1.36	29.27
Goodwill Companies(71)	10.90	9.80	0.06	2.20	3.95	0.02	2.00	3.52	48.45	1.78	17.22	78.75	8.85	91.19	17.92	0.28	2.14	32.02
Non-Goodwill Companies(46)	13.13	13.13	0.06	0.54	2.54	-0.10	-0.98	4.33	72.65	1.91	18.99	78.75	10.67	78.75	22.72	0.16	1.16	23.98
Acquirors of FSLIC Cases(1)	13.65	11.98	0.90	6.62	6.96	1.21	8.93	0.00	0.00	1.90	14.38	92.76	12.67	107.78	10.66	0.24	1.57	22.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 3, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(26)	12.84	12.05	0.18	1.67	1.95	0.17	1.26	4.27	31.76	1.52	25.72	106.61	13.81	115.31	23.03	0.18	2.22	31.47
NASDAQ Listed OTC Companies(26)	12.84	12.05	0.18	1.67	1.95	0.17	1.26	4.27	31.76	1.52	25.72	106.61	13.81	115.31	23.03	0.18	2.22	31.47
Mid-Atlantic Companies(15)	12.13	11.57	0.09	1.30	2.10	0.20	1.90	5.22	36.23	1.67	24.33	105.46	12.57	112.65	22.17	0.16	2.09	37.17
Mid-West Companies(6)	14.27	12.70	0.22	1.13	0.75	-0.09	-1.87	4.36	23.92	1.29	28.09	106.54	16.20	121.40	21.75	0.22	2.74	0.00
New England Companies(3)	10.21	9.52	0.43	4.12	3.78	0.46	4.45	2.75	28.01	1.12	27.88	104.37	10.81	111.77	25.61	0.09	1.54	27.27
South-East Companies(2)	17.44	17.21	0.36	2.24	1.84	0.33	1.39	2.06	40.75	1.70	NM	118.26	19.82	121.03	22.66	0.30	2.63	0.00
Thrift Strategy(26)	12.84	12.05	0.18	1.67	1.95	0.17	1.26	4.27	31.76	1.52	25.72	106.61	13.81	115.31	23.03	0.18	2.22	31.47
Companies Issuing Dividends(18)	13.62	12.77	0.15	1.20	1.74	0.24	1.68	4.58	31.09	1.57	29.40	103.91	14.15	112.92	24.31	0.26	3.27	52.45
Companies Without Dividends(8)	11.18	10.52	0.26	2.67	2.37	0.03	0.36	3.71	33.00	1.41	17.46	112.36	13.09	120.40	20.47	0.00	0.00	0.00
Equity/Assets 6-12%(16)	10.05	9.58	0.31	2.99	2.35	0.18	1.75	3.26	33.22	1.26	23.47	104.08	10.49	110.16	22.80	0.18	1.96	22.18
Equity/Assets >12%(10)	17.79	16.44	-0.04	-0.68	1.15	0.16	0.40	5.80	29.56	1.98	38.15	111.12	19.72	124.47	24.18	0.18	2.70	68.63
Market Value Below $20 Million(1)	13.96	13.96	-2.64	-17.20	0.00	-1.00	-6.53	19.04	21.80	5.15	NM	8.10	1.13	8.10	NM	0.04	8.70	0.00
Holding Company Structure(24)	12.93	12.11	0.20	1.77	2.06	0.18	1.32	4.35	32.26	1.53	25.72	106.49	13.90	115.55	23.03	0.19	2.32	31.47
Assets Over $1 Billion(9)	12.99	12.07	0.27	2.06	0.91	0.06	-0.05	4.03	33.28	1.54	27.37	131.46	17.43	142.83	25.04	0.10	0.90	22.22
Assets $500 Million-$1 Billion(8)	10.57	10.30	-0.14	-0.26	1.28	-0.02	0.41	5.22	37.35	1.97	24.85	98.12	10.14	101.72	20.48	0.21	2.86	36.85
Assets $250-$500 Million(8)	13.37	12.73	0.38	3.10	3.56	0.42	3.28	3.66	26.75	1.18	25.48	88.69	11.78	95.90	23.55	0.21	2.63	34.37
Assets less than $250 Million(1)	25.50	20.41	0.63	2.55	2.13	0.59	2.42	2.85	13.53	0.48	NM	119.23	30.41	159.18	NM	0.40	4.48	0.00
Goodwill Companies(16)	13.56	12.32	0.35	2.71	2.40	0.31	2.34	3.50	31.93	1.41	28.14	120.10	16.32	133.69	23.42	0.18	2.08	29.69
Non-Goodwill Companies(9)	11.26	11.26	0.21	1.94	1.05	0.06	0.07	3.48	33.03	1.28	20.30	91.95	10.38	91.95	22.49	0.20	1.71	35.64
MHC Institutions(26)	12.84	12.05	0.18	1.67	1.95	0.17	1.26	4.27	31.76	1.52	25.72	106.61	13.81	115.31	23.03	0.18	2.22	31.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 3, 2011

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	7.14	6.16	0.47	7.16	6.45	0.45	6.84	2.91	36.82	1.37	15.50	108.64	7.76	127.28	16.22	0.52	3.73	57.78
BBX	BankAtlantic Bancorp Inc of FL*	1.40	1.07	-3.15	NM	NM	-3.22	NM	12.26	28.28	5.12	NM	74.26	1.04	97.40	NM	0.00	0.00	NM
BKU	BankUnited, Inc.*	13.30	12.74	0.06	0.51	0.25	1.56	12.58	NA	NA	1.64	NM	187.62	24.95	197.09	15.94	0.56	2.02	NM
FBC	Flagstar Bancorp, Inc. of MI*	7.57	7.57	-2.51	-29.95	NM	-3.88	-46.38	8.77	23.73	3.67	NM	74.72	5.66	74.72	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.50	7.88	1.31	9.97	7.94	1.06	8.05	1.89	20.36	0.55	12.59	124.23	16.77	226.80	15.58	1.00	6.35	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.50	8.79	0.73	5.50	6.22	0.72	5.43	1.89	56.47	1.63	16.08	86.97	11.74	140.82	16.28	0.48	3.60	57.83
	AMEX Traded Companies																		
TSH	Teche Hlding Cp of N Iberia LA*	9.92	9.49	0.91	9.27	9.48	0.93	9.41	2.55	52.40	1.78	10.55	95.22	9.45	99.97	10.40	1.44	4.06	42.86
	NASDAQ Listed OTC Companies																		
ABBC	Abington Bancorp, Inc. of PA(8)*	18.14	18.14	0.62	3.61	3.58	0.62	3.61	3.74	9.81	0.63	27.89	100.76	18.28	100.76	27.89	0.24	2.26	63.16
ALLB	Alliance Bancorp, Inc. of PA*	18.15	18.15	0.35	2.83	2.64	0.35	2.83	4.71	23.74	1.80	37.93	70.24	12.75	70.24	37.93	0.16	1.45	55.17
ABCW	Anchor BanCorp Wisconsin of WI*	0.09	0.00	-1.38	NM	NM	-1.73	NM	13.74	31.99	5.51	NM	NM	0.43	NM	NM	0.00	0.00	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	12.18	12.18	-1.10	-10.44	-22.83	-1.15	-10.92	NA	NA	2.22	NM	38.82	4.73	38.82	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.56	17.44	0.63	3.53	5.16	0.64	3.63	3.02	47.15	1.90	19.36	68.48	12.03	69.04	18.82	0.20	1.50	28.99
ACFC	Atlantic Coast Fin. Corp of GA*	7.11	7.10	-2.03	NM	NM	-2.65	NM	8.46	19.79	2.31	NM	29.70	2.11	29.75	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.08	8.07	0.13	1.42	1.93	0.13	1.36	1.81	44.31	1.32	NM	85.07	6.87	85.18	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	12.36	10.48	-2.38	-20.15	NM	-2.83	-23.90	5.85	31.63	3.18	NM	55.72	6.88	67.14	NM	0.04	1.05	NM
BFIN	BankFinancial Corp. of IL*	14.71	13.30	-0.37	-2.29	-3.37	-0.32	-1.97	4.51	29.27	1.70	NM	69.83	10.27	78.47	NM	0.28	3.37	NM
BFED	Beacon Federal Bancorp of NY*	10.77	10.77	0.53	5.17	6.37	0.57	5.58	1.41	104.95	1.95	15.69	78.63	8.47	78.63	14.52	0.20	1.47	22.99
BNCL	Beneficial Mut MHC of PA(43.7)	12.42	10.09	-0.37	-2.81	-2.68	-0.32	-2.42	2.79	34.72	1.71	NM	108.89	13.52	137.52	NM	0.00	0.00	NM
BHLB	Berkshire Hills Bancorp of MA*	13.52	8.02	0.47	3.44	4.53	0.52	3.76	0.81	136.11	1.49	22.09	75.14	10.16	134.63	20.16	0.64	3.08	68.09
BOFI	Bofi Holding, Inc. Of CA*	7.90	7.90	1.25	14.88	12.92	1.03	12.25	1.69	23.47	0.61	7.74	109.21	8.63	109.21	9.40	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.43	3.43	-0.06	-1.01	-8.09	-0.06	-0.91	15.38	28.64	5.11	NM	25.05	0.86	25.05	NM	0.04	1.70	NM
BRKL	Brookline Bancorp, Inc. of MA*	16.27	14.82	1.05	5.83	5.82	1.05	5.83	1.04	94.82	1.19	17.18	100.00	16.27	111.67	17.18	0.34	4.04	69.39
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	NM	-1.00	-6.53	19.04	21.80	5.15	NM	8.10	1.13	8.10	NM	0.04	8.70	NM
CITZ	CFS Bancorp, Inc of Munster IN*	9.95	9.94	0.29	2.89	5.28	0.26	2.60	8.03	18.61	2.36	18.93	54.25	5.40	54.30	21.04	0.04	0.70	13.33
CMSB	CMS Bancorp Inc of W Plains NY*	8.77	8.77	0.09	1.04	1.30	-0.07	-0.78	NA	NA	0.65	NM	79.74	7.00	79.74	NM	0.00	0.00	0.00
CBNJ	Cape Bancorp, Inc. of NJ*	13.29	11.37	1.10	8.78	8.59	1.09	8.68	5.25	23.36	1.67	11.64	96.60	12.84	115.45	11.77	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.79	19.79	0.41	2.70	1.87	0.69	4.55	0.72	19.58	0.27	NM	102.43	20.27	102.43	31.84	0.30	2.55	NM
CARV	Carver Bancorp, Inc. of NY*	1.24	1.23	-4.62	NM	NM	-4.77	NM	12.22	23.48	3.53	NM	15.32	0.19	15.53	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	7.21	6.81	0.41	4.85	6.75	0.33	3.85	3.42	21.40	0.99	14.81	88.26	6.37	93.90	18.65	0.20	1.03	15.27
CFBK	Central Federal Corp. of OH*	2.40	2.36	-3.14	NM	NM	-3.36	NM	4.27	75.07	4.96	NM	43.86	1.05	44.64	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (49.0)	13.82	13.37	0.22	1.86	1.26	-0.24	-2.00	2.81	63.77	3.07	NM	140.43	19.41	145.98	NM	0.20	1.93	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	11.49	9.77	0.51	2.92	2.50	0.42	2.41	2.59	13.41	0.32	39.96	116.77	13.41	139.88	NM	0.48	5.22	NM
CBNK	Chicopee Bancorp, Inc. of MA*	15.81	15.81	0.10	0.58	0.63	0.07	0.45	0.99	77.25	0.99	NM	93.56	14.79	93.56	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	9.03	8.93	-1.27	-13.83	-26.37	-1.09	-11.91	2.60	29.71	1.02	NM	53.11	4.80	53.79	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.90	6.75	-0.33	-3.76	-7.05	-0.27	-3.03	2.44	45.93	1.65	NM	70.51	4.86	72.13	NM	0.04	0.91	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	15.87	15.87	0.78	4.89	3.20	0.78	4.89	NA	NA	0.42	31.21	150.81	23.93	150.81	31.21	0.24	2.33	72.73
COBK	Colonial Financial Serv. of NJ*	11.70	11.70	0.64	6.11	7.18	0.61	5.90	4.62	13.67	1.18	13.93	73.72	8.63	73.72	14.42	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.96	6.96	0.26	2.84	8.18	0.12	1.33	7.56	23.51	1.61	12.22	46.44	3.23	46.44	26.07	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA(8)*	10.31	9.24	0.65	5.92	3.96	0.64	5.85	0.55	124.51	1.06	25.23	151.41	15.61	170.94	25.54	0.16	0.76	19.28
DCOM	Dime Community Bancshars of NY*	8.14	6.88	1.05	13.35	9.08	1.08	13.67	1.03	46.19	0.57	11.01	140.43	11.43	168.31	10.75	0.56	4.10	45.16
ESBF	ESB Financial Corp. of PA*	8.83	6.78	0.80	9.04	9.59	0.83	9.38	0.89	38.35	1.02	10.42	94.51	8.34	125.90	10.04	0.33	3.04	31.73
ESSA	ESSA Bancorp, Inc. of PA*	14.86	14.86	0.41	2.55	3.10	0.34	2.11	1.92	38.79	1.08	32.29	86.66	12.88	86.66	38.97	0.20	1.77	57.14
EBMT	Eagle Bancorp Montanta of MT*	15.83	15.83	0.75	5.03	5.50	0.30	2.01	1.09	45.18	0.88	18.17	84.04	13.30	84.04	NM	0.28	2.57	46.67
ESBK	Elmira Svgs Bank, FSB of NY*	7.74	5.28	0.69	6.07	10.48	0.49	4.32	NA	NA	0.90	9.55	85.22	6.60	128.46	13.40	0.80	4.82	45.98
FFDF	FFD Financial Corp of Dover OH*	8.89	8.89	0.70	7.79	9.47	0.46	5.10	1.53	76.87	1.35	10.56	81.08	7.21	81.08	16.13	0.68	4.53	47.89
FFCO	FedFirst Financial Corp of PA*	17.49	17.17	0.16	1.02	1.20	0.28	1.86	0.78	107.51	1.18	NM	75.35	13.18	77.06	NM	0.12	0.80	66.67
FSBI	Fidelity Bancorp, Inc. of PA*	6.29	5.92	0.04	0.55	1.01	0.23	3.19	2.54	35.48	1.79	NM	63.30	3.98	67.48	17.12	0.08	0.90	NM
FABK	First Advantage Bancorp of TN*	19.68	19.68	0.50	2.55	3.36	0.25	1.28	1.10	104.13	1.60	29.76	76.36	15.02	76.36	NM	0.20	1.60	47.62
FBSI	First Bancshares, Inc. of MO*	9.56	9.52	-1.80	-17.26	NM	-1.81	-17.40	4.17	30.44	2.56	NM	48.33	4.62	48.56	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.74	9.64	0.83	7.84	7.96	0.72	6.85	1.88	52.51	1.57	12.56	97.92	10.52	110.42	14.36	0.76	4.48	56.30
FCLF	First Clover Leaf Fin Cp of IL*	13.54	11.63	0.66	4.87	6.88	0.52	3.85	NA	NA	1.10	14.54	70.58	9.55	84.00	18.37	0.24	3.44	50.00
FDEF	First Defiance Fin. Corp of OH*	10.99	8.17	0.35	2.95	5.21	0.13	1.12	2.65	74.56	2.75	19.20	60.96	6.70	84.63	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.91	10.67	0.09	0.86	1.92	0.00	0.00	5.29	23.08	1.71	NM	44.79	4.89	45.91	NM	0.00	0.00	0.00
FFBHD	First Fed. Bancshares of AR(8)*	3.21	3.21	-1.15	-18.47	NM	-1.35	-21.64	17.31	29.12	7.39	NM	47.62	1.53	47.62	NM	0.20	2.20	NM
FFNW	First Fin NW, Inc of Renton WA*	14.92	14.92	-2.78	-18.96	NM	-2.86	-19.47	12.52	13.67	2.48	NM	60.38	9.01	60.38	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.47	6.40	-0.49	-5.10	-10.54	-0.58	-6.03	4.84	53.23	3.30	NM	62.94	4.70	74.23	NM	0.20	2.13	NM
FPTB	First PacTrust Bancorp of CA*	16.24	16.24	0.22	1.72	1.30	-0.02	-0.17	6.19	23.03	1.74	NM	110.40	17.93	110.40	NM	0.44	2.86	NM
FPFC	First Place Fin. Corp. of OH*	5.79	5.53	-1.10	-13.16	NM	-1.52	-18.23	4.42	32.78	1.78	NM	14.68	0.85	15.43	NM	0.00	0.00	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 3, 2011

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FSFG	First Savings Fin. Grp. of IN*	10.93	9.48	0.61	5.64	8.01	0.77	7.11	NA	NA	1.20	12.48	68.60	7.50	80.39	9.90	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.13	8.76	0.91	10.09	9.76	0.96	10.58	3.76	16.90	0.84	10.25	101.11	9.23	105.83	9.78	0.52	4.09	41.94
FXCB	Fox Chase Bancorp, Inc. of PA*	19.31	19.31	0.31	1.84	1.84	0.19	1.15	3.61	32.83	1.98	NM	91.84	17.74	91.84	NM	0.08	0.61	33.33
FRNK	Franklin Financial Corp. of VA*	22.66	22.66	-0.09	-0.40	-0.59	0.26	1.15	3.83	24.92	2.43	NM	68.41	15.50	68.41	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA(8)*	10.61	10.61	0.23	2.24	2.42	-0.02	-0.18	4.84	27.64	1.83	NM	93.06	9.87	93.06	NM	0.40	1.94	NM
GCBC	Green Co Bcrp MHC of NY (44.1)	8.34	8.34	1.00	11.44	7.09	0.97	11.07	1.23	71.13	1.62	14.10	156.43	13.04	156.43	14.57	0.70	3.97	56.00
HFFC	HF Financial Corp. of SD*	7.91	7.58	0.31	4.07	5.11	0.14	1.85	3.17	35.27	1.60	19.56	78.60	6.22	82.39	NM	0.45	4.18	NM
HMNF	HMN Financial, Inc. of MN*	6.18	6.18	-2.07	-22.08	NM	-2.20	-23.39	10.91	44.57	5.21	NM	19.97	1.23	19.97	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	16.15	16.15	0.33	2.03	2.15	0.28	1.74	2.52	35.01	1.28	NM	95.31	15.40	95.31	NM	0.12	0.92	42.86
HARL	Harleysville Svgs Fin Cp of PA*	6.42	6.42	0.58	9.24	8.84	0.58	9.24	NA	NA	0.55	11.32	101.36	6.51	101.36	11.32	0.76	5.09	57.58
HBOS	Heritage Fin Group, Inc of GA*	12.75	12.31	0.25	2.14	1.83	0.86	7.33	1.88	34.31	1.23	NM	82.56	10.52	85.88	15.97	0.12	1.04	57.14
HIFS	Hingham Inst. for Sav. of MA*	7.26	7.26	1.08	15.20	9.75	1.08	15.20	0.91	74.24	0.89	10.26	147.57	10.72	147.57	10.26	0.96	1.84	18.90
HBCP	Home Bancorp Inc. Lafayette LA*	18.92	18.72	0.66	3.48	3.93	0.76	4.03	0.32	178.70	0.91	25.44	88.47	16.74	89.62	21.97	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	14.84	14.61	-0.39	-2.28	-2.60	-0.22	-1.30	2.28	46.96	2.62	NM	89.81	13.33	91.49	NM	0.22	2.05	NM
HFBL	Home Federal Bancorp Inc of LA*	23.17	23.17	0.91	3.86	4.92	0.21	0.90	0.08	408.74	0.64	20.31	78.55	18.20	78.55	NM	0.24	1.85	37.50
HFBC	HopFed Bancorp, Inc. of KY*	8.39	8.34	0.16	1.65	3.00	-0.09	-0.89	2.11	43.04	2.34	33.33	65.09	5.46	65.57	NM	0.32	4.00	NM
HCBK	Hudson City Bancorp, Inc of NJ*	9.02	8.75	-0.28	-3.14	-3.72	-0.31	-3.44	1.53	25.34	0.84	NM	95.77	8.64	99.08	NM	0.32	3.72	NM
ISBC	Investors Bcrp MHC of NJ(43.0)	9.35	9.00	0.73	7.46	4.20	0.66	6.83	1.69	59.64	1.20	23.80	172.91	16.17	180.46	26.00	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	11.88	11.09	0.76	7.13	9.51	0.58	5.40	NA	NA	1.62	10.51	65.91	7.83	71.24	13.90	0.30	2.40	25.21
JFBI	Jefferson Bancshares Inc of TN*	9.66	9.34	-3.75	-38.44	NM	-3.97	-40.61	NA	NA	1.96	NM	39.48	3.81	40.99	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (39.3)	25.50	20.41	0.63	2.55	2.13	0.59	2.42	2.85	13.53	0.48	NM	119.23	30.41	159.18	NM	0.40	4.48	NM
KFFG	Kaiser Federal Fin Group of CA*	17.22	16.85	0.94	7.02	7.10	0.94	7.02	3.39	38.67	1.66	14.08	75.38	12.98	77.38	14.08	0.24	1.96	27.59
KRNY	Kearny Fin Cp MHC of NJ (25.1)	16.56	13.30	0.24	1.27	1.00	0.32	1.69	NA	NA	0.83	NM	127.66	21.14	165.14	NM	0.20	2.22	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.84	9.84	0.48	5.10	7.20	0.29	3.06	5.44	33.10	2.03	13.89	69.31	6.82	69.31	23.14	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	11.61	9.77	0.62	5.36	6.17	0.46	4.00	1.96	40.76	1.31	16.22	85.37	9.91	103.57	21.75	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(39.4)	11.72	11.72	0.70	5.77	5.19	0.52	4.30	0.52	37.67	0.35	19.27	110.99	13.01	110.99	25.85	0.28	2.64	50.91
LEGC	Legacy Bancorp, Inc. of MA(8)*	12.34	10.94	-0.63	-5.13	-5.31	-0.53	-4.32	1.72	55.91	1.44	NM	100.39	12.39	115.04	NM	0.20	1.54	NM
LABC	Louisiana Bancorp, Inc. of LA*	18.79	18.79	0.78	3.94	4.53	0.67	3.38	0.64	86.21	0.96	22.07	91.80	17.25	91.80	25.75	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.60	11.60	0.20	1.80	2.55	0.20	1.80	NA	NA	1.26	39.29	70.15	8.14	70.15	39.29	0.12	2.18	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.16	8.16	0.63	7.91	11.73	0.54	6.70	NA	NA	0.95	8.53	66.45	5.42	66.45	10.06	0.00	0.00	0.00
MLVF	Malvern Fed Bncp MHC PA(44.6)	8.90	8.90	-1.06	-11.29	-15.65	-1.05	-11.19	4.89	31.48	1.96	NM	78.80	7.01	78.80	NM	0.12	1.55	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.58	8.58	0.54	6.44	7.47	0.33	3.96	NA	NA	0.97	13.38	85.21	7.31	85.21	21.75	0.24	2.76	36.92
EBSB	Meridian Fn Serv MHC MA (41.4)	11.49	10.85	0.76	6.48	4.69	0.68	5.73	3.00	18.12	0.87	21.31	133.74	15.36	142.70	24.07	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.16	6.07	0.90	13.71	17.26	0.81	12.32	1.88	21.34	1.42	5.79	75.51	4.65	76.76	6.45	0.52	2.94	17.05
MFSF	MutualFirst Fin. Inc. of IN*	6.85	6.57	0.19	2.06	4.81	0.15	1.64	2.69	40.52	1.63	20.79	57.15	3.91	59.72	26.16	0.24	2.96	61.54
NASB	NASB Fin, Inc. of Grandview MO*	12.70	12.53	0.49	4.20	8.09	-1.27	-10.95	5.34	45.50	2.76	12.36	50.97	6.47	51.74	NM	0.90	8.18	NM
NECB	NE Comm Bncrp MHC of NY (44.6)	23.89	23.58	0.45	2.06	2.54	0.69	3.14	11.07	15.71	2.13	39.29	80.39	19.20	81.76	25.69	0.12	1.80	70.59
NHTB	NH Thrift Bancshares of NH*	8.35	5.64	0.80	8.52	10.37	0.51	5.45	0.86	115.53	1.42	9.64	90.48	7.56	137.85	15.07	0.52	3.97	38.24
NVSL	Naug Vlly Fin MHC of CT (40.4)	9.29	9.28	0.27	2.99	2.72	0.27	2.99	3.15	37.62	1.38	36.82	108.43	10.08	108.58	36.82	0.12	1.48	54.55
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.44	3.98	3.94	0.43	3.91	0.13	636.92	1.04	25.40	100.63	11.24	100.63	25.86	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.64	8.51	0.27	2.52	5.55	0.27	2.52	3.07	44.27	1.90	18.01	56.38	4.87	57.34	18.01	0.04	0.24	4.35
NFBK	Northfield Bcp MHC of NY(43.4)	16.80	16.22	0.70	3.88	2.70	0.64	3.56	2.95	31.70	2.58	37.00	144.47	24.27	150.68	NM	0.24	1.80	66.67
NWBI	Northwest Bancshares Inc of PA*	15.85	13.99	0.76	4.71	4.73	0.77	4.79	2.23	42.12	1.39	21.14	100.84	15.98	116.76	20.78	0.44	3.65	NM
OBAF	OBA Financial Serv. Inc of MD*	22.72	22.72	0.23	1.04	1.22	0.22	0.98	0.97	63.16	0.77	NM	84.77	19.26	84.77	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	11.81	11.81	0.65	5.33	5.94	0.66	5.40	0.69	68.75	0.61	16.84	88.16	10.41	88.16	16.61	0.24	1.95	32.88
OCFC	OceanFirst Fin. Corp of NJ*	9.10	9.10	0.95	10.68	8.52	0.83	9.34	2.33	37.62	1.23	11.74	120.31	10.95	120.31	13.42	0.48	3.65	42.86
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.05	21.05	0.49	2.62	2.41	0.90	4.78	1.31	17.72	0.33	NM	96.08	20.23	96.08	22.66	0.40	3.33	NM
OABC	OmniAmerican Bancorp Inc of TX*	14.86	14.86	0.14	0.83	0.98	0.05	0.30	3.25	24.76	1.32	NM	85.26	12.67	85.26	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.33	8.97	0.75	6.28	7.88	0.73	6.09	1.15	56.43	1.61	12.69	72.28	8.91	103.16	13.08	0.48	5.65	71.64
ORIT	Oritani Financial Corp of NJ*	25.27	25.27	0.72	3.08	2.55	0.72	3.08	1.83	51.39	1.44	39.26	105.83	26.75	105.83	39.26	0.40	3.29	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.85	8.44	0.27	2.89	3.92	0.43	4.62	2.09	28.29	1.10	25.50	70.93	6.99	84.02	15.94	0.16	3.14	NM
PVFC	PVF Capital Corp. of Solon OH*	9.58	9.58	-1.16	-12.10	-20.43	-1.78	-18.47	9.39	40.93	5.00	NM	64.14	6.14	64.14	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	8.12	8.12	-2.58	-27.35	NM	-2.68	-28.42	8.40	32.80	4.11	NM	23.50	1.91	23.50	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	5.11	3.62	-0.92	-13.22	-27.42	0.36	5.16	NA	NA	1.87	NM	66.30	3.39	95.05	9.35	0.08	0.73	NM
PBHC	Pathfinder BC MHC of NY (36.3)	6.04	5.16	0.46	6.04	7.50	0.45	5.88	NA	NA	1.31	13.33	99.70	6.03	117.79	13.70	0.12	1.20	16.00
PEOP	Peoples Fed Bancshrs Inc of MA*	22.04	22.04	-0.01	-0.08	-0.07	0.60	3.55	NA	NA	0.84	NM	85.22	18.78	85.22	30.89	0.00	0.00	NM
PBCT	Peoples United Financial of CT*	20.67	13.94	0.54	2.33	2.73	0.55	2.40	2.84	24.23	1.01	36.66	88.24	18.24	141.92	35.64	0.63	4.91	NM
PROV	Provident Fin. Holdings of CA*	10.42	10.42	1.04	10.79	16.49	-0.35	-3.63	5.88	43.77	3.15	6.06	62.03	6.46	62.03	NM	0.04	0.53	3.20
PBNY	Provident NY Bncrp, Inc. of NY*	14.40	9.31	0.70	4.84	6.41	0.46	3.23	2.21	46.73	1.79	15.61	76.36	10.99	125.07	23.42	0.24	2.85	44.44
PBIP	Prudential Bncp MHC PA (25.5)	10.58	10.58	-0.08	-0.72	-0.68	-0.02	-0.18	2.80	22.26	1.28	NM	109.55	11.59	109.55	NM	0.00	0.00	NM
PULB	Pulaski Fin Cp of St. Louis MO*	6.53	6.25	0.60	7.32	11.10	0.31	3.79	NA	NA	2.37	9.01	87.53	5.71	91.71	17.38	0.38	5.21	46.91
RIVR	River Valley Bancorp of IN*	7.05	7.03	0.53	6.40	8.20	0.32	3.84	4.53	21.71	1.40	12.20	91.40	6.44	91.65	20.33	0.84	5.10	62.22
RVSB	Riverview Bancorp, Inc. of WA*	12.45	9.73	0.50	4.35	6.21	0.47	4.12	6.41	32.47	2.18	16.11	64.29	8.00	84.76	17.00	0.00	0.00	0.00
RCKB	Rockville Fin New, Inc. of CT*	17.69	17.64	0.49	4.17	2.97	0.63	5.37	0.72	109.31	1.05	33.71	82.88	14.66	83.17	26.22	0.26	2.75	NM
ROMA	Roma Fin Corp MHC of NJ (26.2)	11.47	11.38	0.33	2.52	1.81	0.25	1.96	NA	NA	1.11	NM	142.02	16.29	143.25	NM	0.32	3.21	NM
SIFI	SI Financial Group, Inc. of CT*	13.87	13.49	0.30	3.04	2.54	0.26	2.57	1.40	34.95	0.74	39.42	84.09	11.66	86.86	NM	0.12	1.17	46.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 3, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
SPBC SP Bancorp, Inc. of Plano, TX*	12.49	12.49	0.45	4.31	5.25	0.07	0.63	3.87	17.54	0.89	19.03	62.83	7.85	62.83	NM	0.00	0.00	0.00
SVBI Severn Bancorp, Inc. of MD*	8.16	8.13	0.04	0.38	1.06	-0.02	-0.19	12.62	23.95	3.75	NM	48.21	3.93	48.40	NM	0.00	0.00	0.00
STND Standard Financial Corp. of PA*	17.36	15.51	0.52	3.71	4.16	0.74	5.22	NA	NA	1.53	24.06	70.84	12.29	81.05	17.11	0.00	0.00	0.00
THRD TF Fin. Corp. of Newtown PA*	10.86	10.26	0.46	4.41	5.26	0.37	3.56	NA	NA	1.75	19.03	83.13	9.02	88.55	23.53	0.20	0.91	17.39
TFSL TFS Fin Corp MHC of OH (26.4)	16.10	16.02	-0.06	-0.35	-0.20	-0.17	-1.05	3.57	37.54	1.52	NM	174.82	28.14	175.75	NM	0.00	0.00	NM
TBNK Territorial Bancorp, Inc of HI*	15.28	15.28	0.87	5.56	5.31	0.83	5.35	0.26	41.15	0.24	18.82	103.49	15.82	103.49	19.57	0.36	1.84	34.62
TSBK Timberland Bancorp, Inc. of WA*	9.64	8.89	0.28	2.38	5.18	0.15	1.31	8.06	19.69	2.19	19.31	55.01	5.30	60.15	35.00	0.00	0.00	0.00
TRST TrustCo Bank Corp NY of NY*	6.46	6.44	0.78	11.75	7.05	0.70	10.54	1.42	76.50	1.85	14.18	165.07	10.66	165.57	15.80	0.26	4.70	66.67
UCBA United Comm Bncp MHC IN (40.7)	11.22	10.54	-0.20	-1.71	-1.84	-0.26	-2.28	5.02	20.32	1.65	NM	95.89	10.76	102.83	NM	0.44	6.74	NM
UCFC United Community Fin. of OH*	8.38	8.37	-1.30	-14.80	NM	-1.64	-18.74	10.35	21.21	2.78	NM	22.69	1.90	22.73	NM	0.00	0.00	NM
UBNK United Financial Bncrp of MA*	14.01	13.54	0.69	4.83	4.59	0.68	4.76	0.91	69.15	0.95	21.79	104.89	14.69	109.12	22.12	0.32	2.19	47.76
VPFG ViewPoint Financal Group of TX*	14.30	14.26	0.77	6.70	4.85	0.41	3.57	0.67	82.95	1.09	20.63	111.41	15.94	111.80	38.76	0.20	1.56	32.26
WSB WSB Holdings, Inc. of Bowie MD*	12.79	12.79	-0.96	-7.48	-17.38	-0.88	-6.87	11.60	NA	4.06	NM	43.05	5.51	43.05	NM	0.00	0.00	NM
WSFS WSFS Financial Corp. of DE*	8.07	7.27	0.39	4.35	4.46	0.28	3.16	2.60	54.46	2.11	22.43	105.88	8.54	118.43	30.91	0.48	1.22	27.43
WVFC WVS Financial Corp. of PA*	11.46	11.46	0.20	2.19	3.33	0.22	2.41	0.88	27.52	1.25	30.00	65.31	7.49	65.31	27.27	0.16	1.78	53.33
WFSL Washington Federal, Inc. of WA*	13.65	11.98	0.90	6.62	6.96	1.21	8.93	NA	NA	1.90	14.38	92.76	12.67	107.78	10.66	0.24	1.57	22.64
WSBF Waterstone Fin MHC of WI(26.2)	9.71	9.71	-0.19	-2.00	-4.26	-1.56	-16.70	10.16	17.93	2.46	NM	47.17	4.58	47.17	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.39	8.94	0.54	5.77	8.59	0.52	5.53	NA	NA	1.32	11.64	66.72	6.26	70.42	12.14	0.24	2.82	32.88
WFD Westfield Fin. Inc. of MA*	17.85	17.85	0.25	1.29	1.41	0.02	0.12	0.34	167.88	1.33	NM	98.61	17.61	98.61	NM	0.24	3.08	NM
WBKC Wolverine Bancorp, Inc. of MI*	20.39	20.39	0.21	1.23	1.75	0.16	0.95	3.64	85.37	3.92	NM	58.30	11.89	58.30	NM	0.00	0.00	0.00

EXHIBIT IV-2
Home Federal Savings and Loan Association
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices (1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2003:	Quarter 1	7,992.1	848.2	1,341.2	1,096.2	401.0
	Quarter 2	8,985.4	974.5	1,622.8	1,266.6	476.1
	Quarter 3	9,275.1	996.0	1,786.9	1,330.9	490.9
	Quarter 4	10,453.9	1,112.0	2,003.4	1,482.3	548.6
2004:	Quarter 1	10,357.7	1,126.2	1,994.2	1,585.3	562.2
	Quarter 2	10,435.5	1,140.8	2,047.8	1,437.8	546.6
	Quarter 3	10,080.3	1,114.6	1,896.8	1,495.1	556.0
	Quarter 4	10,783.0	1,211.9	2,175.4	1,605.6	595.1
2005:	Quarter 1	10,503.8	1,180.6	1,999.2	1,516.6	551.0
	Quarter 2	10,275.0	1,191.3	2,057.0	1,577.1	563.3
	Quarter 3	10,568.7	1,228.8	2,151.7	1,527.2	546.3
	Quarter 4	10,717.5	1,248.3	2,205.3	1,616.4	582.8
2006:	Quarter 1	11,109.3	1,294.8	2,339.8	1,661.1	595.5
	Quarter 2	11,150.2	1,270.2	2,172.1	1,717.9	601.1
	Quarter 3	11,679.1	1,335.9	2,258.4	1,727.1	634.0
	Quarter 4	12,463.2	1,418.3	2,415.3	1,829.3	658.6
2007:	Quarter 1	12,354.4	1,420.9	2,421.6	1,703.6	634.4
	Quarter 2	13,408.6	1,503.4	2,603.2	1,645.9	622.6
	Quarter 3	13,895.6	1,526.8	2,701.5	1,523.3	595.8
	Quarter 4	13,264.8	1,468.4	2,652.3	1,058.0	492.9
2008:	Quarter 1	12,262.9	1,322.7	2,279.1	1,001.5	442.5
	Quarter 2	11,350.0	1,280.0	2,293.0	822.6	332.2
	Quarter 3	10,850.7	1,166.4	2,082.3	760.1	414.8
	Quarter 4	8,776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7,608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8,447.0	919.3	1,835.0	538.8	227.6
	Quarter 3	9,712.3	1,057.1	2,122.4	561.4	282.9
	Quarter 4	10,428.1	1,115.1	2,269.2	587.0	260.8
2010:	Quarter 1	10,856.6	1,169.4	2,398.0	626.3	301.1
	Quarter 2	9,774.0	1,030.7	2,109.2	564.5	257.2
	Quarter 3	10,788.1	1,141.2	2,368.6	541.0	255.0
	Quarter 4	11,577.5	1,257.6	2,652.9	592.1	290.1
2010:	Quarter 1	12,319.7	1,325.8	2,781.1	578.1	293.1
	As of June 3, 2011	12,151.3	1,300.2	2,732.8	541.6	263.7

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT IV-3
Home Federal Savings and Loan Association
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	May 31, 11	Apr 29, 11	Dec 31, 10	May 28, 10	1 Month	YTD	LTM
All Pub. Traded Thrifts	562.2	575.9	592.1	594.2	-2.39	-5.06	-5.39
MHC Index	2,929.3	3,015.8	2,668.9	3,178.1	-2.87	9.75	-7.83
Stock Exchange Indexes							
NYSE AMEX Thrifts	371.3	374.4	364.3	330.3	-0.84	1.92	12.41
NYSE Thrifts	121.6	123.9	132.2	120.1	-1.84	-8.06	1.27
NASDAQ OTC Thrifts	1,472.5	1,511.7	1,531.2	1,586.6	-2.59	-3.83	-7.19
Geographic Indexes							
Mid-Atlantic Thrifts	2,404.2	2,465.2	2,669.6	2,513.9	-2.48	-9.94	-4.36
Midwestern Thrifts	1,671.0	1,718.2	1,636.7	2,182.0	-2.75	2.10	-23.42
New England Thrifts	1,644.1	1,686.0	1,665.6	1,541.0	-2.48	-1.29	6.70
Southeastern Thrifts	228.8	232.3	217.3	288.0	-1.49	5.26	-20.57
Southwestern Thrifts	377.4	374.1	340.0	336.3	0.90	11.02	12.23
Western Thrifts	53.1	54.5	53.9	55.1	-2.58	-1.63	-3.74
Asset Size Indexes							
Less than $250M	777.0	746.0	751.8	789.6	4.16	3.35	-1.59
$250M to $500M	2,845.5	2,835.1	2,657.7	2,483.9	0.37	7.07	14.56
$500M to $1B	1,252.5	1,284.0	1,177.5	1,184.6	-2.45	6.38	5.73
$1B to $5B	1,503.9	1,558.9	1,513.3	1,472.9	-3.53	-0.62	2.11
More than $5B	271.5	277.3	294.2	298.9	-2.09	-7.73	-9.17
Pink Indexes							
Pink Thrifts	150.2	150.4	142.6	146.4	-0.10	5.35	2.58
Less than $75M	402.8	413.7	412.6	437.5	-2.64	-2.38	-7.94
More than $75M	151.3	151.3	143.3	146.9	-0.03	5.53	2.95
Comparative Indexes							
Dow Jones Industrials	12,569.8	12,810.5	11,577.5	10,136.6	-1.88	8.57	24.00
S&P 500	1,345.2	1,363.6	1,257.6	1,089.4	-1.35	6.96	23.48

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4
Home Federal Savings and Loan Association
Market Area Acquisition Activity

Exhibit IV-4
Kentucky State Thrift Acquisitions 2003-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
12/30/2010	Pending	First Prestonsburg Bcshs Inc.	KY	Short Holding Company	KY	108,220	9.51	9.51	0.96	10.32	0.95	75.55	NA	NA	NA	NA	NA	NA	NA
12/03/2007	03/31/2008	Hancock Bancorp Inc.	KY	Community First Bancorp, Inc.	KY	81,507	2.78	2.78	(0.48)	NA	NA	NA	3.6	10.71	160.74	160.74	NM	4.47	2.29
10/23/2007	02/01/2008	Porter Bancorp Inc.	KY	Paramount Bank	KY	88,770	11.38	7.88	0.22	1.89	2.96	42.96	5.0	NA	NA	NA	NA	NA	NA
07/15/2004	03/02/2005	Kentucky First Federal (MHC)	KY	Frankfort First Bancorp, Inc.	KY	137,970	12.81	12.81	0.74	5.65	0.00	NM	31.2	23.50	168.34	168.34	30.52	22.60	22.91
07/08/2003	11/07/2003	Bourbon Bancshares Inc.	KY	Kentucky First Bancorp, Inc.	KY	75,796	17.23	17.23	1.28	7.48	0.00	NM	22.2	23.25	164.19	164.19	21.73	29.35	19.07
06/09/2003	11/01/2003	Blue River Bancshares Inc.	IN	Unified Banking Company	KY	80,264	7.28	7.28	(0.68)	(7.26)	0.55	205.99	8.2	NA	140.31	140.31	NM	10.22	7.06
				Averages:		95,421	10.17	9.58	0.34	3.62	0.89	108.17	14.04	19.15	158.40	158.40	26.13	16.66	12.83
				Medians:		85,139	10.45	8.70	0.48	5.65	0.55	75.55	8.20	23.25	162.47	162.47	26.13	16.41	13.07

Source: SNL Financial, LC.

Exhibit IV-5
Poage Bankshares, Inc.
Director and Senior Management Summary Resumes

Directors:

Darryl Akers currently serves as Vice Chairman, Co-President, Co-Chief Executive Officer and Chief Financial Officer of Home Federal Savings and Loan Association. Prior to these officer appointments in February 2011, he served as President, Chief Executive Officer and director. Mr. Akers was appointed to the board of directors in 1991 and became President and Chief Executive Officer in 1997. He has been employed by Home Federal Savings and Loan Association since 1973, and has held several positions prior to being named President and Chief Executive Officer, including President, Vice President, loan officer and controller. Mr. Akers was selected to service as a director of Home Federal Savings and Loan Association because his extensive experience in a variety of roles at Home Federal Savings and Loan Association, including as senior loan officer, provides a broad and unique perspective on the challenges facing our organization and our business strategies and operations.

Robert S. Curtis is Co-President and Co-Chief Executive Officer of Home Federal. He is also a director and Vice Chairman of Poage Bankshares and an Advisory Director of Home Federal. Prior to these appointments in February 2011, he served as Chief Operating Officer-Senior Loan Officer of Home Federal since 2010. Prior to this appointment, he served as Executive Vice President-Senior Loan Officer of Home Federal since 2007. Prior to joining Home Federal, Mr. Curtis served as President, Chief Operating Officer and Director of Classic Bank, Ashland, Kentucky.

James W. King currently serves as Executive Vice President, Chief Information Officer and as a member of the board of directors of Home Federal Savings and Loan Association. Mr. King was appointed to the board of directors in 1997 and currently serves as Corporate Secretary. Mr. King has been employed by Home Federal Savings and Loan Association since 1983, and has held several positions prior to being named Executive Vice President in 1997 and adding the title of Chief Information Officer in 2010. Mr. King was selected to serve as a director of Home Federal Savings and Loan Association because his experience in a variety of roles at Home Federal Savings and Loan Association provides perspective on the challenges facing our organization and our business strategies and operations.

J. Tom Rupert currently serves as Chairman of the Board of Directors of Home Federal Savings and Loan Association and was appointed to that position in 2006. He has been a member of the board of directors of Home Federal Savings and Loan Association since 1981. He retired as President of Kentucky-Rupert Insurance Agency, Inc., an independent insurance agency in Ashland, Kentucky, on December 31, 2009 after 15 years in that position. However, he continues to serve as a director of Kentucky-Rupert Insurance Agency. Mr. Rupert is a past board member of the Ashland Area Chamber of Commerce and is a member and past President of the Kiwanis Club of Ashland. Mr. Rupert was selected to serve as a director of Home Federal Savings and Loan Association because his experience in insurance and financial services provides insight and perspective with respect to general business operations, as well as experience reviewing financial statements. Further, Mr. Rupert's extensive business contacts derived from his senior positions with the area Chamber of Commerce and the Kiwanis Club of Ashland have been beneficial to Home Federal's commercial loan operations.

Exhibit IV-5 (continued)
Poage Bankshares, Inc.
Director and Senior Management Summary Resumes

Directors (continued)

Thomas P. Carver is President of Light Express, Inc. (since 1997), Cascar Management & Leasing Corp. (since 1993) and Light Logistics, Inc. (since 1989). Mr. Carver was selected to serve as director of Home Federal Savings and Loan Association because his extensive experience as president of several different businesses provides a broad and unique perspective on the challenges facing the senior management of our organization and our business strategies and operations.

E. B. Gevedon, MD is President and Chief Executive Officer of Family Allergy Services, Inc., a position he has held for twenty-three (23) years. Dr. Gevedon is a founding member and past Chairman of the Ashland Alliance, the new Chamber of Commerce and Economic Development serving a two-county area. He also served as Chairman of the City of Ashland's Economic Development Board for five years. His other community service and business activities include current service on the Ashland City Park Board and the Boyd County Board of Health. Dr. Gevedon has previously served as Chairman of the Ashland Tourism Commission and as a board member of the Ashland Community College Foundation and the Highlands Museum and Discovery Center. Dr. Gevedon was selected to serve as a director of Home Federal Savings and Loan Association because his long experience as President and Chief Executive Officer of a small business provides insight to Home Federal as to the lending needs of owners and operators of small businesses in our market area. Further, his extensive experience on area economic development boards provides insight into economic conditions and business development projects within our market area, as well as contacts with area commercial loan prospects.

Stuart N. Moore, DMD recently retired from dentisty after practicing for twenty-five (25) years in the Ashland area. He is currently President of Jasmine Properties LLC, which owns and manages residential and commercial rental properties. Dr. Moore obtained his real estate sales license in 1993 and is employed by Robinson Realty. Dr. Moore was selected to serve as a director because his knowledge of real estate value from construction, comparable sales and income approaches are helpful in evaluating loan approvals, as well as experience reviewing financial statements.

Charles W. Robinson is a certified public accountant who has worked extensively with businesses operating in the Home Federal Savings and Loan Association community. Mr. Robinson has worked in public accounting since 1973. Mr. Robinson performed the audit of Home Federal Savings and Loan Association prior to becoming a director. Mr. Robinson has experience in real estate. Mr. Robinson was selected to serve as a director of Home Federal Savings and Loan Association because his experience in public accounting and real estate provides a broad and unique perspective on the challenges facing our organization and our business strategies and operations, and because his experience as a certified public accountant provides unique insight into our financial accounting practices and procedures, financial reporting and our relationship with our auditors.

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

Exhibit IV-6
Poage Bankshares, Inc.
Pro Forma Regulatory Capital Ratios

Institution: Home FS&LA, Ashland, KY

	Actual, As of March 31, 2011		Pro Forma at March 31, 2011							
			Minimum		Midpoint		Maximum		Maximum As Adjusted	
Shares			2,167,500		2,550,000		2,932,500		3,372,375	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Equity	**$28,230**	9.58%	$36,575	12.08%	$38,152	12.53%	$39,728	12.98%	$41,540	13.49%
Core Capital	$28,049	9.53%	$36,394	12.02%	$37,970	12.48%	$39,547	12.93%	$41,358	13.44%
Core Requirement	11,775	4.00%	12,108	4.00%	12,171	4.00%	12,235	4.00%	12,307	4.00%
Excess	$16,274	5.53%	$24,286	8.02%	$25,799	8.48%	$27,312	8.93%	$29,051	9.44%
Tier I Risk Based	$28,049	19.45%	$36,394	24.95%	$37,971	25.98%	$39,547	27.00%	$41,359	28.17%
Risk-Based Requirement	5,767	4.00%	5,834	4.00%	5,847	4.00%	5,859	4.00%	5,874	4.00%
Excess	$22,282	15.45%	$30,560	20.95%	$32,124	21.98%	$33,688	23.00%	$35,485	24.17%
Total Risk-Based	$29,421	20.41%	$37,766	25.89%	$39,343	26.92%	$40,919	27.93%	$42,731	29.10%
Risk-Based Requirement	11,535	8.00%	11,668	8.00%	11,693	8.00%	11,719	8.00%	11,748	8.00%
Excess	$17,886	12.41%	$26,098	17.89%	$27,650	18.92%	$29,200	19.93%	$30,983	21.10%
Reconciliation of capital infused into Home FS&LA:										
Net Proceeds After Expenses			$10,080		$11,962		$13,844		$16,007	
Less: Common stock acquired by employee stock ownership plan			(1,734)		(2,040)		(2,346)		(2,698)	
Pro Forma Increase			$8,346		$9,921		$11,498		$13,310	

Source: Poage Bankshares, Inc. Preliminary Offering Prospectus

EXHIBIT IV-7
Home Federal Savings and Loan Association
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Home Federal Savings and Loan Association
Prices as of June 3, 2011

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Kentucky Companies Mean	Kentucky Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	13.81 x	18.10x	13.89x	33.33x	33.33x	17.81x	16.08x
Price-core earnings multiple	=	P/CE	22.60 x	20.67x	21.04x	NM	NM	19.40x	17.18x
Price-book ratio	=	P/B	51.95%	78.04%	78.72%	65.09%	65.09%	78.18%	78.55%
Price-tangible book ratio	=	P/TB	51.95%	78.50%	78.72%	65.57%	65.57%	85.85%	84.76%
Price-assets ratio	=	P/A	8.08%	10.51%	7.40%	5.46%	5.46%	9.47%	8.63%

Valuation Parameters

				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	**$2,155,000**	(12 Mths 3/11)	ESOP Stock as % of Offering (E)	**8.0000%**	**8.0000%**
Pre-Conversion Core Earnings	**$1,160,380**	(12 Mths 3/11)	Cost of ESOP Borrowings (S)	**0.00%**	
Pre-Conversion Book Value (B)	**$28,230,000**	(3/11)	ESOP Amortization (T)	**20.00**	years
Intangibles	**$0**	(3/11)	RRP Stock as % of Offering (M)	**4.0000%**	4.00%
Pre-Conv. Tang. Book Value (B)	**$28,230,000**	(3/11)	Stock Programs Vesting (N)	**5.00**	years
Pre-Conversion Assets (A)	**$294,546,000**	(3/11)	Fixed Expenses	**$1,191,125**	
Reinvest. Rate: (5 Yr Treas)@3/11	**2.240%**		Subscr/Dir Comm Exp (Mdpnt)	**$385,350**	1.75%
Tax rate (TAX)	**34.00%**		Total Expenses (Miidpoint)	**$1,576,475**	
A-T Reinvestment Rate(R)	**1.478%**		Syndicate Expenses (Mdpnt)	**$0**	0.00%
Est. Conversion Expenses (1)(X)	**6.18%**		Syndicate Amount	**$0**	
Insider Purchases	**$1,440,000**		Percent Sold (PCT)	**100.00%**	
Price/Share	**$10.00**		MHC Assets	**$0**	
Foundation Cash Contrib. (FC)	**$0**		Options as % of Offering (O1)	**10.0000%**	10.00%
Found. Stk Contrib (% of Total Shrs (F	**0.0000%**		Estimated Option Value (O2)	**29.70%**	
Foundation Tax Benefit (Z)	**$0**		Option Vesting Period (O3)	**5.00**	years
Foundation Amount (Mdpt.)	**$0**		% of Options taxable (O4)	**25.00%**	
			Payoff of FHLB Advances (PA)	**$0**	@Minimum
			Payoff of FHLB Advances (PA)	**$0**	@Mid, Max, Smax
			Weighted Average Rate of Adv.	**0.00%**	

Calculation of Pro Forma Value After Conversion

1. V= P/E * (Y) / 1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3) V= $25,500,000

1. V= P/E * (Y) / 1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3) V= $25,500,000

2. V= P/B * (B+Z) / 1 - P/B * PCT * (1-X-E-M-FC-FS) V= $25,500,000

2. V= P/TB * (TB+Z) / 1 - P/TB * PCT * (1-X-E-M-FC-FS) V= $25,500,000

3. V= P/A * (A+Z+PA) / 1 - P/A * PCT * (1-X-E-M-FC-FS) V= $25,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	3,372,375	0	3,372,375	$10.00	$33,723,750	$33,723,750
Maximum	0	2,932,500	0	2,932,500	10.00	29,325,000	$29,325,000
Midpoint	0	**2,550,000**	0	2,550,000	10.00	25,500,000	$25,500,000
Minimum	0	2,167,500	0	2,167,500	10.00	21,675,000	$21,675,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8
Home Federal Savings and Loan Association
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$21,675,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$21,675,000**
2.	Offering Proceeds of Shares Sold In Offering	$21,675,000
	Less: Estimated Offering Expenses	1,514,893
	Net Conversion Proceeds	$20,160,108
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$20,160,108
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(1,734,000)
	Less: Non-Cash MRP Stock Purchases (2)	(867,000)
	Net Conversion Proceeds Reinvested	$17,559,108
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$259,594
	Plus: Reduction in FHLB Advance Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(57,222)
	Less: Stock Programs Vesting (2)	(114,444)
	Less: Option Plan Vesting (3)	(117,806)
	Net Earnings Increase	($29,878)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,155,000	($29,878)	$2,125,122
12 Months ended March 31, 2011 (core)	$1,160,380	($29,878)	$1,130,502

5. Pro Forma Net Worth	Before Conversion	Net Equity Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2011	$28,230,000	$17,559,108	$0	$45,789,108
March 31, 2011 (Tangible)	$28,230,000	$17,559,108	$0	$45,789,108

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2011	$294,546,000	$17,559,108	$0	$0	$312,105,108

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$25,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$25,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$25,500,000
	Less: Estimated Offering Expenses	1,576,475
	Net Conversion Proceeds	$23,923,525
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$23,923,525
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,040,000)
	Less: Non-Cash MRP Stock Purchases (2)	(1,020,000)
	Net Conversion Proceeds Reinvested	$20,863,525
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$308,446
	Plus: Reduction in FHLB Advanve Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(67,320)
	Less: Stock Programs Vesting (2)	(134,640)
	Less: Option Plan Vesting (3)	(138,595)
	Net Earnings Increase	($32,109)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,155,000	($32,109)	$2,122,891
12 Months ended March 31, 2011 (core)	$1,160,380	($32,109)	$1,128,271

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2011	$28,230,000	$20,863,525	$0	$49,093,525
March 31, 2011 (Tangible)	$28,230,000	$20,863,525	$0	$49,093,525

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2011	$294,546,000	$20,863,525	$0	$0	$315,409,525

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$29,325,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$29,325,000**
2.	Offering Proceeds of Shares Sold In Offering	$29,325,000
	Less: Estimated Offering Expenses	1,638,058
	Net Conversion Proceeds	$27,686,943
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$27,686,943
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,346,000)
	Less: Non-Cash MRP Stock Purchases (2)	(1,173,000)
	Net Conversion Proceeds Reinvested	$24,167,943
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$357,299
	Plus: Reduction in FHLB Advanve Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(77,418)
	Less: Stock Programs Vesting (2)	(154,836)
	Less: Option Plan Vesting (3)	(159,384)
	Net Earnings Increase	($34,339)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,155,000	($34,339)	$2,120,661
12 Months ended March 31, 2011 (core)	$1,160,380	($34,339)	$1,126,041

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2011	$28,230,000	$24,167,943	$0	$52,397,943
March 31, 2011 (Tangible)	$28,230,000	$24,167,943	$0	$52,397,943

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2011	$294,546,000	$24,167,943	$0	$0	$318,713,943

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$33,723,750**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$33,723,750**
2.	Offering Proceeds of Shares Sold In Offering	$33,723,750
	Less: Estimated Offering Expenses	1,708,877
	Net Conversion Proceeds	$32,014,873
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$32,014,873
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,697,900)
	Less: Non-Cash MRP Stock Purchases (2)	(1,348,950)
	Net Conversion Proceeds Reinvested	$27,968,023
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$413,479
	Plus: Reduction in FHLB Advanve Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(89,031)
	Less: Stock Programs Vesting (2)	(178,061)
	Less: Option Plan Vesting (3)	(183,292)
	Net Earnings Increase	($36,905)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,155,000	($36,905)	$2,118,095
12 Months ended March 31, 2011 (core)	$1,160,380	($36,905)	$1,123,475

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2011	$28,230,000	$27,968,023	$0	$56,198,023
March 31, 2011 (Tangible)	$28,230,000	$27,968,023	$0	$56,198,023

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2011	$294,546,000	$27,968,023	$0	$0	$322,514,023

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
Home Federal Savings and Loan Association
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2011

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AFCB	Athens Bancshares, Inc. of TN	1,763	93	-32	0	1,824	2,553	0.71
FFDF	FFD Financial Corp of Dover OH	1,435	-742	252	0	945	1,012	0.93
FABK	First Advantage Bancorp of TN	1,727	-1,290	439	0	876	4,107	0.21
LSBI	LSB Fin. Corp. of Lafayette IN	1,790	-1,099	374	0	1,065	1,554	0.69
LABC	Louisiana Bancorp, Inc. of LA	2,552	-552	188	0	2,188	3,623	0.60
MFLR	Mayflower Bancorp, Inc. of MA	1,338	-766	260	0	832	2,074	0.40
OBAF	OBA Financial Serv. Inc of MD	816	-28	10	0	798	4,629	0.17
RIVR	River Valley Bancorp of IN	2,039	-1,233	419	0	1,225	1,514	0.81
WVFC	WVS Financial Corp. of PA	621	99	-34	0	686	2,058	0.33
WAYN	Wayne Savings Bancshares of OH	2,198	-162	55	0	2,091	3,004	0.70

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	*(703) 647-6548*	*gdunn@rpfinancial.com*
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters
Rosslyn Center
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com